UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

OR

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission File Number: 001-42030

Loar Holdings Inc.
(Exact name of Registrant as specified in its Charter)

Delaware	**82-2665180**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
20 New King Street **White Plains, New York**	**10604**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code: (914) 909-1311

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.01 per share	LOAR	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☒   NO ☐

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. YES ☐   NO ☒

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☒   NO ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). YES ☒ NO ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒		Accelerated filer	☐
Non-accelerated filer	☐		Smaller reporting company	☐
			Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). YES ☐   NO ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the Registrant as of June 30, 2025 was approximately $8.1 billion based on the New York Stock Exchange closing price on such date.

The number of shares of Registrant's Common Stock outstanding as of February 16, 2026 was 93,622,471

DOCUMENTS INCORPORATED BY REFERENCE

Portions of Part III of this Form 10-K are incorporated by reference from the registrant's definitive proxy statement for its 2026 annual meeting of shareholders, which will be filed with the Securities and Exchange Commission within 120 days after the end of the fiscal year covered by this Form 10-K. Except with respect to information specifically incorporated by reference in this Form 10-K, the proxy statement is not deemed to be filed as part of this Form 10-K.

Table of Contents

Special Note Regarding Forward-Looking Statements and Certain Definitions

This Annual Report on Form 10-K includes express or implied forward-looking statements. Forward-looking statements include all statements that are not historical facts including those that reflect our current views with respect to, among other things, our operations and financial performance. Forward-looking statements are included throughout this Annual Report on Form 10-K and relate to matters such as our industry, business strategy, goals, acquisitions and expectations concerning our market position, future operations, margins, profitability, capital expenditures, liquidity and capital resources, and other financial and operating information. We have used the words "anticipate," "assume," "believe," "continue," "could," "estimate," "expect," "intend," "may," "plan," "potential," "predict," "project," "future," "will," "seek," "foreseeable," the negative version of these words or similar terms and phrases to identify forward-looking statements in this Annual Report on Form 10-K. The forward-looking statements contained in this Annual Report on Form 10-K are based on management's current expectations and are not guarantees of future performance. Our expectations and beliefs are expressed in management's good faith, and we believe there is a reasonable basis for them, however, the forward-looking statements are subject to various known and unknown risks, uncertainties, assumptions, or changes in circumstances that are difficult to predict or quantify. Actual results may differ materially from these expectations due to changes in global, regional, or local economic, business, competitive, market, regulatory, and other factors, many of which are beyond our control.

Important factors that could cause actual results to differ materially from the forward-looking statements made in this Annual Report on Form 10-K include but are not limited to: the almost exclusive focus of our business on the aerospace and defense industry; our heavy reliance on certain customers for a significant portion of our sales; the fact that we have in the past consummated acquisitions and our intention to continue to pursue acquisitions, and that our business may be adversely affected if we cannot consummate acquisitions on satisfactory terms, or if we cannot effectively integrate acquired operations; and other factors.

The terms "Company," "Loar," "we," "us," "our" and similar terms, unless the context otherwise requires, refer to Loar Holdings Inc. together with Loar Group Inc. and its other subsidiaries.

In addition, as used in this Annual Report on Form 10-K, unless the context requires otherwise requires:

"2024 Plan" means our Amended and Restated 2024 Equity Incentive Plan;

"AAI" refers to Applied Avionics, LLC, a Delaware LLC, which was formerly known as Applied Avionics, Inc.;

"Adjusted EBITDA" mean EBITDA plus, as applicable for each relevant period, certain adjustments as set forth in the reconciliations of net loss to EBITDA and Adjusted EBITDA;

"Adjusted EBITDA Margin" refer to Adjusted EBITDA divided by net sales;

"Board" refers to our board of directors;

"CAV" refers to CAV Systems Group Limited;

"Credit Agreement" refers to our Nineteenth Amendment to Credit Agreement, dated as of December 23, 2025, by and among Loar Group Inc., Loar Holdings Inc., the other guarantors party thereto from time to time, the lenders party thereto from time to time and First Eagle Alternative Credit, LLC, as administrative agent (the "Administrative Agent") for the lenders and as collateral agent for the secured parties, as amended, restated, supplemented or otherwise modified;

"DAC" refers to DAC Engineered Products, LLC;

"Delayed Draw Term Loan Commitment" refers to the meaning assigned to such term in the Credit Agreement;

"Delayed Draw Term Loans" refers to the meaning assigned to such term in the Credit Agreement;

"EBITDA" mean earnings before interest, taxes, depreciation and amortization;

"DOD" refers to the U.S. Department of Defense;

"Exchange Act" refers to the Securities Exchange Act of 1934, as amended;

"FAA" refers to the Federal Aviation Administration in the United States;

"Follow-On Offering" refers to the Company's follow-on SEC-registered underwritten equity offering, which closed on December 12, 2024;

"GAAP" refers to U.S. generally accepted accounting principles;

"Harper Engineering" means Harper Engineering Company;

"IPO" refers to the Company's SEC-registered underwritten initial public offering (IPO), which closed on April 29, 2024;

"JLL" refers to JLL Partners;

"K&F" refers to K&F Industries;

"LMB" refers to LMB Fans & Motors;

"McKechnie" refers to McKechnie Aerospace;

"OBBBA" refers to the One Big Beautiful Bill Act which was signed into law on July 4, 2025;

"OEMs" refers to original equipment manufacturers;

"Revenue Passenger Kilometers" and "RPKs" refer to revenue paying passengers multiplied by the distance travelled in kilometers;

"Revolving Line of Credit" refers to the revolving line of credit under the Credit Agreement;

"Sarbanes-Oxley Act" refers to the Sarbanes-Oxley Act of 2002, as amended;

"TransDigm" refers to TransDigm Group Incorporated; and

"Voting Agreement" refers to the Voting Agreement, by and between Loar Holdings Inc., funds advised by Abrams Capital Management, L.P., GPV Loar LLC, Dirkson Charles and Brett Milgrim, dated as of April 29, 2024.

Summary of Risk Factors

Investing in our common stock involves a high degree of risk. You should carefully consider all of the risks described in "Risk Factors" before deciding to invest in our common stock. If any of the risks actually occur, our business, results of operations, prospects, and financial condition may be materially adversely affected. In such case, the trading price of our common stock may decline and you may lose part or all of your investment. Below is a summary of some of the principal risks we face:

- our business focuses almost exclusively on the aerospace and defense industry;
- we rely heavily on certain customers for a significant portion of our sales;
- we have in the past consummated acquisitions and intend to continue to pursue acquisitions, and our business may be adversely affected if we cannot consummate acquisitions on satisfactory terms, or if we cannot effectively integrate acquired operations;
- we depend on our executive officers, senior management team and highly trained employees and any work stoppage, difficulty hiring similar employees, or ineffective succession planning could adversely affect our business;
- our sales to manufacturers of aircraft are cyclical, and a downturn in sales to these manufacturers may adversely affect us;
- our business depends on the availability and pricing of certain components and raw materials from suppliers;
- our operations depend on our manufacturing facilities, which are subject to physical and other risks that could disrupt production;
- our business may be adversely affected if we were to lose our government or industry approvals, if more stringent government regulations were enacted or if industry oversight were to increase;
- our commercial business is sensitive to the number of flight hours that our customers' planes spend aloft, the size and age of the worldwide aircraft fleet and our customers' profitability, and these items are, in turn, affected by general economic and geopolitical and other worldwide conditions;

- technology failures or cyber security breaches or other unauthorized access to our information technology systems or sensitive or proprietary information could have an adverse effect on the Company's business and operations;

- our inability to adequately enforce and protect our intellectual property or defend against assertions of infringement could prevent or restrict our ability to compete;

- we could incur substantial costs as a result of violations of or liabilities under environmental laws and regulations;

- tariffs on certain imports to the United States and other potential changes to U.S. tariff and import/export regulations may have a negative effect on global economic conditions and our business, financial results and financial condition;

- our indebtedness, which is subject to variable interest rates, could adversely affect our financial health and could harm our ability to react to changes to our business;

- to service our indebtedness, we will require a significant amount of cash, and our ability to generate cash depends on many factors beyond our control, and any failure to meet our debt service obligations could harm our business, financial condition and results of operations;

- pursuant to the Voting Agreement, Abrams Capital, GPV Loar LLC, Dirkson Charles and Brett Milgrim directly control a majority of the voting power of the shares of our common stock eligible to vote in the election of our directors, and their interests may conflict with ours or yours in the future; and

- the other factors discussed under "Risk Factors."

PART I

Item 1. Business.

Our Company

We specialize in the design, manufacture, and sale of niche aerospace and defense components that are essential for today's aircraft and aerospace and defense systems. Our focus on mission-critical, highly engineered solutions with high-intellectual property content resulted in approximately 89% of our 2025 net sales being derived from proprietary products where we believe we hold market-leading positions. Furthermore, our products have significant aftermarket exposure, which has historically generated predictable and recurring revenue. We estimate that approximately 55% of our 2025 net sales were derived from aftermarket products.

The products we manufacture cover a diverse range of applications supporting nearly every major aircraft platform in use today and include auto throttles, lap-belt airbags, two- and three-point seat belts, water purification systems, fire barriers, polyimide washers and bushings, latches, interior securing devices, hold-open and tie rods, temperature and fluid sensors and switches, carbon and metallic brake discs, fluid and pneumatic-based ice protection, RAM air components, sealing solutions and motion and actuation devices, customized edge-lighted panels and knobs and annunciators for incandescent and LED illuminated pushbutton switches, high-performance fans and cooling devices, lighting, Human-Machine Interface products, and bespoke lighting systems, among others. We primarily serve three core end markets: commercial, business jet and general aviation, and defense, which have long historical track records of consistent growth. We also serve a diversified customer base within these end markets where we maintain long-standing customer relationships. We believe that the demanding, extensive and costly qualification process for new entrants, coupled with our history of consistently delivering exceptional solutions for our customers, has provided us with leading market positions and created significant barriers to entry for potential competitors. By utilizing differentiated design, engineering, and manufacturing capabilities, along with a highly targeted acquisition strategy, we have sought to create long-term, sustainable value with a consistent, global business model.

Our ability to deliver high-quality solutions stems from management's extensive industry experience and their long history of creating value across multiple businesses. Prior to the formation of Loar, Chief Executive Officer and Co-Chairman Dirkson Charles, Chief Financial Officer (CFO) Glenn D'Alessandro, and VP & General Counsel Michael Manella helped lead K&F through 17 years of sustained success, including its initial public offering and ultimate sale to Meggitt plc (now part of Parker-Hannifin Corporation). The team, building upon its proven ability to create value, subsequently worked together at McKechnie until its 2010 sale to TransDigm. During their tenure at McKechnie, they worked alongside the Company's Co-Chairman Brett Milgrim, who was a Managing Director and Partner of JLL, McKechnie's majority owner before the sale to TransDigm. Through their collective experience at K&F and McKechnie, the management team built deep industry expertise and harnessed this knowledge to launch Loar, even entering some of the same product categories as K&F and McKechnie such as carbon and metallic brake discs, hydraulic valves, keepers, rate control devices, latches, hold-open rods, starter generators, and actuators, among others. By having the advantage of a clean blueprint and targeted list of attractive product categories and acquisition candidates, the management team has been able to leverage its significant experience to create a purpose-built, successful platform.

Loar is centered around a commitment to a consistent and focused business model—creating a portfolio of proprietary products serving a highly diverse set of applications, end markets and customers within the aerospace and defense value chain. This strategy has resulted in what we believe to be market-leading positions, driven by products that have been difficult for competitors to replicate. The qualification process for the Company's products serves as a significant barrier to entry for new suppliers. The time, investment, and risks associated with qualification are substantial. The process can often take years, involving multiple tests that require support and financial contribution from both the system supplier and the OEM. Moreover, the Company focuses on products that make up a relatively small portion of the total cost of an aircraft. As a result, it is not typically economical for OEMs to repeat the process of qualification after an existing supplier has been qualified already onto a given aircraft platform. In addition, customer relationships represent a key barrier to entry. Given the mission-critical nature of the Company's products, we believe our customers look for highly reliable suppliers they can trust to deliver on-time, high-quality solutions. Loar's position as a trusted supplier of highly engineered, value-added products not only has created significant barriers to entry, but also has established an ability to fairly value our products, which has resulted in consistent improvements to Loar's gross profit margins over the long-term.

Our portfolio of products serves a variety of applications across aircraft platforms as shown below:


Angle of Attack Sensors / Systems
Water Purification Systems
Interior Feature Lighting
Wing Lift Sensors
Rotorcraft Flotation Devices
Cockpit Door Barrier
2 & 3 Point Seat Belts
Latch Assembly
RAM Air Components
Polyimide Washers & Bushings
LOAR GROUP
Lap-belt Airbags
Fluid & Pneumatic Based Ice Protection
Latches
Hold Open & Tie Rods
Interface Solutions
Motion & Actuation
Flight Control Computers
Waste Mgmt. Systems
Temperature & Fluid Sensors & Switches
Hydraulic & Pneumatic Components
Auto Throttles
Carbon & Metallic Brakes
Drag Reduction Technologies
Hyperfans

Once Loar's components are qualified on an aircraft platform, we believe we are likely to maintain our position as the provider of aftermarket parts and services for the life of the platform and related platform derivatives. This results in significant aftermarket revenue, which represented approximately 55% of our 2025 net sales. For the platforms we serve, the total life of an aircraft can be up to 50 years, ensuring steady aftermarket revenue streams with historically higher margins than revenue to OEM customers. We believe our aftermarket exposure provides us with an opportunity for stable, recurring, long-lasting and high-margin financial performance.

In addition to our OEM and aftermarket balance, our revenue is diversified across end markets, customers, and platforms. No more than 12% of our 2025 net sales came from any single customer, and no more than 7% of our 2025 net sales came from any single aircraft platform. We believe that our revenue diversification provides significant resiliency, and it positions us well to take advantage of new business opportunities.


Products
(% of 2025 Revenue)
Non-Proprietary ~11%
Proprietary ~89%
End Market
(% of 2025 Revenue)
Non-Aviation 5%
Commercial 45%
Defense 25%
Business Jet & General Aviation 25%
Aftermarket vs. OEM
(% of 2025 Revenue)
Aftermarket 55%
OEM 45%
Customers
(% of 2025 Revenue)
RTX
Honeywell 7%
Boeing 5%
Cirrus Aircraft 5%
Airbus 4%
Top 6-25 26%
All Others 42%
1 Collins Aerospace – 8%
2 Pratt & Whitney – 3%
3 Raytheon - <1%

We believe that our efforts to serve our customers effectively have also differentiated our business and led to long-standing customer relationships. Given the complexity of our customers' supply chains, they look for dependable suppliers across multiple products and capabilities. In addition to providing a broad set of capabilities, we believe our commitment to quality, consistent on-time delivery and highly specialized tailored solutions furthers our long-standing relationships. Our relationships enable an open dialogue regarding our customers' supply chain challenges, which can give us insight into potential growth opportunities, both organically and inorganically.

On January 21, 2026, the Company acquired Harper Engineering for $250 million in cash. Founded in 1968, Harper Engineering is a leading manufacturer of mechanically engineered devices for aircraft interiors and holds a proprietary portfolio of latching and securing mechanisms used across multiple leading commercial aerospace platforms. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Recent Developments."

Our business approach couples strong organic growth with our proven acquisition strategy. Since 2012, we have executed 20 strategic acquisitions, including the acquisition of Harper Engineering in January 2026. We have successfully integrated 18 of these acquisitions due to our highly disciplined approach to evaluating potential acquisition targets, seeking companies with valuable intellectual property, high aftermarket content, revenue synergies, ability to cross-sell and strong customer relationships. We operate in a highly fragmented market, which has historically provided ample acquisition targets as we look to enhance and grow our platform.



Our Industry

End Markets

We primarily compete across three core end markets of the aerospace and defense component industry: commercial, business jet and general aviation, and defense.

Commercial. The commercial aerospace market, our largest end market representing approximately 45% of 2025 net sales, has experienced significant growth over the past several years as a result of increased orders for next-generation commercial aircraft and increased aftermarket requirements from higher levels of aircraft usage in a post-COVID environment. However, the commercial aerospace market has shown consistent long-term growth trends over the past 75 years, spurred by travel demand and the development of a global world economy. The industry's growth rate has historically outpaced global GDP growth, with RPKs increasing at an average of 1.6x global GDP growth between 1970 and 2022, reflecting an approximate 5% compound annual growth rate ("CAGR).

Commercial OEM revenue historically has been tied to new aircraft production, which is currently supported by the production ramp of several next-generation narrowbody aircraft programs that have large order backlogs (for example, Airbus A320 family and Boeing 737 family). These order backlogs are needed to meet the secular demand for air travel. In 2025, there were more than 30,000 commercial jet aircraft in service, compared to 17,712 commercial jet aircraft in service in 2010, and industry consultants project that future demand requires 49,000 commercial aircraft in service by 2044.

The commercial aftermarket has historically produced consistent revenue. In our experience, as global commercial aircraft fleets grow, maintenance requirements grow alongside them. Most maintenance requirements are recurring and non-deferrable, even during periods of economic downturn or reduced demand for commercial air travel. Given the industry's long-term secular growth trends, an increasingly larger middle class that has a high demand for travel, and a meaningfully large share of the global fleet represented by legacy aircraft, we expect continued growth and stability of our commercial aftermarket revenue.

Business Jet and General Aviation. Our second largest end market, business jet and general aviation, which accounted for approximately 25% of 2025 net sales, has experienced significant growth over the past several years. The emergence of several business models has provided consumers with greater accessibility and affordability to private aviation, driving increased popularity globally.

The business jet and general aviation market is comprised of all aviation operations outside of commercial and defense, and it includes both OEM and the aftermarket. This market has experienced strong demand with new asset-light fleet models, such as charter operators, jet cards and fractional jet ownership. These shared economy solutions have increased average utilization, resulting in growing demand for new aircraft. Accordingly, several modern, next-generation business jet platforms have been introduced by aircraft OEMs and production rates have been rising to meet this growing demand. Moreover, increased accessibility and affordability of private aviation has driven accelerated adoption by consumers, as flyers seek alternative options to commercial air travel, resulting in even greater flight hours and aftermarket growth.

Defense. The defense end market, which accounted for approximately 25% of 2025 net sales, has continued to benefit from growing global demand. Current geopolitical circumstances, including the Ukraine conflict and the potential for engagements with China and/or Russia have resulted in increased global defense spending. We expect that defense spending will continue to increase as militaries invest to maintain operational readiness.

We believe that aftermarket and OEM demand for defense solutions follows global defense spending and the broader U.S. Department of Defense budget. OEM defense revenue is primarily driven by spending on new aircraft platforms and systems. In an era of heightened geopolitical instability, we believe that defense spending will continue to be a priority for militaries to maintain operational readiness and invest in next-generation platforms with modern capabilities. Recently, defense aftermarket revenue has been derived primarily from utilization of existing aircraft, aircraft modernization and sustainment initiatives to upgrade existing fleets and extend the service life of equipment.

Competition

The market for aerospace and defense components is highly fragmented, with few scaled competitors. As a result, we have very few direct competitors that provide the breadth of products, solutions and expertise that we are able to offer our customers. However, given the market fragmentation, we face competition from different competitors across individual products and applications. Competition within our product offerings range from divisions of large public corporations to small, privately held companies with singular capabilities that lack infrastructure and capacity to scale.

We compete primarily on the basis of engineering, capabilities, capacity and customer responsiveness. We believe we meet or exceed the performance and quality requirements of our customers and consistently deliver products on a timely basis with superior customer service and support. Our commitment to performance and responsiveness has allowed us to foster strong customer relationships with major aerospace and defense OEMs and Tier 1 and Tier 2 suppliers. We believe that our consistent quality, performance and breadth of capabilities are key reasons that enable us to win new business and fuel the continued long-term relationships with our customers.

Challenges

Our business is subject to a number of risks inherent to our industry, including, among others, our almost exclusive focus on the aerospace and defense industry, our ability to consummate acquisitions on satisfactory terms and to integrate effectively acquired operations and the cyclical nature of our sales to manufacturers of aircraft. Any number of these factors could impact our business, and there is no guarantee that our historical performance will be predictive of future operational and financial performance. For a description of the challenges we have faced and continue to face and the risks and limitations that could harm our prospects, see "Cautionary Note Regarding Forward-Looking Statements," "Summary of Risk Factors" and "Risk Factors" included elsewhere in this Annual Report on Form 10-K.

Competitive Strengths

As a specialized supplier in the aerospace and defense component industry, we believe we are well-positioned to deliver innovative, mission-critical solutions to a wide array of aerospace and defense customers. Our key competitive strengths support our ability to offer differentiated solutions to our customers:

Portfolio of Mission-Critical, Niche Aerospace and Defense Components. We specialize in niche aerospace and defense components that are essential for the production and maintenance of aircraft and their related systems. Given the high costs typically associated with the stoppage of production or the removal of an aircraft from service, customers demand consistent reliability, performance and quality from our products. We believe that few competitors can offer the customized, high-quality solutions we provide and, as such, we believe we are the supplier of choice in the end markets in which we operate.

Intellectual Property-Driven, Proprietary Products and Expertise in an Industry with High Barriers to Entry. We derived 89% of our 2025 net sales from proprietary products or solutions. Our intellectual property and in-house expertise represent decades of knowledge and investment that we believe competitors would struggle to match. Furthermore, due to the industry's stringent regulatory, certification and technical requirements, the qualification process for new products is rigorous and costly. Certification processes necessitate significant time and monetary investments from both suppliers and customers, leaving little incentive for either party to repeat these processes once a product is already certified on a platform. Accordingly, we believe that these high barriers to entry provide us with additional growth opportunities with our customers, while the reliability, performance and quality of our products enhance our long-standing customer relationships.

Strategically Focused on Higher-Margin Aftermarket Content. We supply aftermarket products to a large installed, and growing, base of aircraft. We estimate that our addressable market opportunity includes more than 84,000 discrete aircraft across more than 250 total aircraft platforms. Due to our installed OEM base of proprietary products and a demanding certification process, we are often the only supplier providing these products in the aftermarket, which we generally expect to result in a recurring revenue stream for the life of each aircraft platform. The total life of the platforms we serve can be up to 50 years, presenting the opportunity for a long tail of aftermarket service and/or periodic replacement requirements. We believe our ability to support the full aircraft life cycle from initial build to retirement is a key differentiator and has historically generated significant revenue, as represented by the approximately 55% of our 2025 net sales attributable to the aftermarket. The long-term secular growth dynamics of aftermarket demand historically have also led to higher margins and consistent revenue growth.

Highly Diversified Revenue Streams. We have strategically and purposefully constructed a highly diverse portfolio, which we believe positions us well to succeed in a variety of market conditions. Our diversified revenue base is designed to reduce our dependence on any particular product, platform, or market sector, and we believe it has been a significant factor in our resilient financial performance. The Company's diversification stretches across end markets, product category or application, customers, and platforms.

- End markets: 2025 net sales by category were 45% commercial, 25% business jet and general aviation, 25% defense and 5% non-aviation.

- Product category or application: The Company's products are utilized in a variety of applications in the interiors, exteriors and engines that serve both OEM (45% of 2025 net sales) and aftermarket (55% of 2025 net sales) categories of the overall market.

- Customers: No customer made up more than 12% of 2025 net sales. The top five customers made up 32% of 2025 net sales.

- Platforms: No aircraft platform represented more than 7% of 2025 net sales. The top six aircraft platforms represented less than 22% of total 2025 net sales. Our top two aircraft platforms are the Airbus 320 family and the Boeing 737 family.

Established Business Model with a Lean, Entrepreneurial Structure. Our operations are built around a philosophy that encourages local autonomy across the Company's brands and drives entrepreneurial spirit. Critical to our success is a management structure that is designed to facilitate seamless communication across our businesses. Executive Vice Presidents are responsible for multiple brands within the Company. They support local brand leaders and also work closely with corporate management in helping to optimize potential cross-selling opportunities, operational initiatives and capital allocation. By fostering cross-communication and enabling each brand to leverage the benefits of the broader Company platform, we have created a highly scalable operational structure with few management layers. We believe our streamlined structure also facilitates efficient decision making for acquisitions and other important strategic decisions. Our streamlined leadership, coupled with a holistic approach to revenue and innovation, is intended to position us for revenue growth and ongoing operational improvements.

Disciplined and Strategic Approach to Acquisitions, with History of Successful Integration. We have a disciplined and thoughtful approach to acquisitions, as demonstrated by the successful integration of 18 acquisitions, since 2012, In addition we expect to continue this successful integration record with the acquisitions of LMB in December 2025 and Harper Engineering in January 2026. Our well-defined acquisition criteria have led us to target companies with proprietary products and/or processes, leading market positions, significant aftermarket potential, strong revenue synergies with potential for cross-selling and strong customer relationships. Management's experience in driving financial performance from our defined model has led to a targeted goal of doubling an acquired business's Adjusted EBITDA over a three-to-five-year time frame post-acquisition. Our focused approach to acquisitions and the underlying drivers of value have helped create a scaled and integrated platform.

Track Record of Strong Growth, Margins and Cash Flow Generation. Since inception, we have utilized both organic and inorganic drivers to generate a portfolio of what we believe to be market leading brands and products under the Loar umbrella, enabling a consistent track record of growth and strong margins. In constructing a portfolio of capabilities that fit the needs of the marketplace, we have focused on four main strategic drivers of value in our business: launching new products, optimizing productivity, achieving value pricing and readying talent. By applying these drivers, we have been able to generate significant growth, high margins and high cash flow since our inception. We believe our performance-driven culture and commitment to constant improvement and execution will continue to drive strong financial performance.

Proven Leadership Team. Our leadership team has a depth of experience running businesses in the aerospace and defense component industry. A core group of our senior management team has worked together for over 30 years at multiple companies, and the average industry experience for 10 members of our senior leadership team is over 25 years, including having worked together for more than 15 years at the Company, McKechnie and/or TransDigm. Our management team has leveraged its extensive industry experience to construct purposely a well-designed and diversified platform at Loar, has generated significant net sales growth, and has navigated many different market environments. In addition, our management team's incentives are well-aligned with the success of Loar and its stockholders. Members of the management team hold approximately 10% of the shares of our common stock outstanding as of December 31, 2025.

Growth Strategy

Our growth strategy is made up of two key elements: (i) a value-driven operating strategy and (ii) a disciplined acquisition strategy.

Value-driven operating strategy. Our five core organic growth value drivers are:

- *Providing highly engineered, value-additive solutions to our customers:* We are well positioned in our core underlying markets to benefit from the aerospace and defense component industry's long-term secular growth trends. Our proprietary products and consistent ability to meet customer needs have resulted in strong, long-standing customer relationships. Our quality and breadth of offerings have enabled us to maintain established positions on nearly every major aircraft platform such that we benefit from both large production backlogs for new aircraft as well as the aftermarket requirements associated with aircraft in use today. We have maintained entrenched positions for the life of the majority of these aircraft platforms due in part to high switching costs and significant barriers to entry. When coupled with the long tail of aftermarket requirements, our positioning creates a favorable mix of business with highly profitable opportunities.

- *Value-based pricing opportunities:* Historically we have been able to realize a sustainable pricing strategy reflective of the value of our products' position in the supply chain. We believe our business model creates value-based pricing opportunities through a compelling combination of attributes. Proprietary products, customized designs, superior quality, the relative low cost of our solutions compared to the total cost of the aircraft platform, and high switching costs are among the attributes that we believe lead our customers to prioritize performance and reliability over price.

- *Winning profitable new business:* We have won profitable new business from existing customers, and we have expanded our customer base through new relationships, by leveraging our broad capabilities, extensive engineering expertise and reputation for quality and performance. By successfully meeting customers' design requirements, certification needs and/or timing constraints, we have garnered trust with customers and created cross-selling opportunities across various platforms, systems and customers. Our new business pipeline targets opportunities within attractive aircraft programs where we see an opportunity to leverage customer relationships or product overlaps and drive new, profitable revenue streams.

- *New product introductions:* We continuously develop new innovative solutions for our customers. Our product development strategy has been guided by our strong understanding of our customers' needs, which is driven by the open and candid relationships we foster. We seek to introduce new products that not only address critical customer needs, but also serve large addressable fleets with aftermarket requirements. Additionally, as customers continue to navigate an increasingly complex supply chain, we believe they are focused on working with a smaller set of reliable core suppliers. As a supplier of a broad suite of high-quality, niche solutions that serve a broad range of applications, we are well-positioned to benefit from customers' desire for a more streamlined supply chain.

- *Driving operational efficiencies that improve cost structure and profitability:* We are focused on consistent operational improvements to our cost structure that we believe will drive profitability. We frequently review opportunities for margin enhancement through key operational metrics, productivity initiatives, management directives and weekly or quarterly reviews to drive operational efficiencies. Additionally, we expect our margins and profitability to improve from focused growth strategies that provide high contribution margins and value-based pricing that, at a minimum, achieve price increases greater than inflation.

Disciplined acquisition strategy. Acquisitions are a core element of our long-term growth strategy. We have considerable experience in executing acquisitions and integrating acquired businesses into our Company and culture, having done so 18 times since our formation in 2012. In addition, we have completed the acquisitions of LMB in December 2025 and Harper Engineering in January 2026. Our disciplined acquisition strategy revolves around acquiring aerospace and defense component businesses with significant aftermarket potential and proprietary content and/or processes, where we believe there is a clear path to value creation.

The aerospace supply chain is highly fragmented, with many components supplied by smaller privately-owned businesses that, in turn, sell to system integrators, Tier 1 or Tier 2 manufacturers, or large OEM participants. We believe there is a significant opportunity for further consolidation of the supply chain. We have maintained a robust pipeline of acquisition targets and are often in active discussions with business owners that recognize our established culture and the opportunity for them to leverage the Company's existing infrastructure, customer base, platform exposure and industry relationships. We are positioned as an acquirer of choice due to our entrepreneurial philosophy and desire to further grow and improve each brand we acquire, based on a flexible post-acquisition integration that suits each business's specific strengths and culture. We intentionally maintain each acquired business's brand to preserve long-term customer relationships and capture revenue synergies.

As part of our acquisition strategy, we take a disciplined approach to acquisition target screening, focusing on identifying key characteristics that we believe provide insight on strategic fit. Such characteristics include: (i) aerospace and defense-focused businesses; (ii) proprietary content and/or processes; (iii) significant aftermarket exposure or potential to grow; (iv) focus on niche markets or products with strong market positions; (v) capabilities where the opportunity to cross-sell our existing portfolio of products exists; and (vi) long-standing customer relationships. Our disciplined approach to acquisitions has allowed us to be opportunistic, which has built the Company into a leading aerospace and defense component supplier.

Government Contracts

We supply defense-related equipment and services to U.S. Government agencies and therefore are subject to the business risks specific to the defense industry, including the ability of the U.S. Government to unilaterally: (1) suspend us from receiving new contracts; (2) terminate existing contracts at its convenience and without significant notice; (3) reduce the value of existing contracts; (4) audit our contract-related costs and fees, including allocated indirect costs; and (5) revoke required security clearances. We also sell directly to the government of Germany. Violations of government procurement laws could result in civil or criminal penalties. Sales to U.S. government agencies accounted for approximately 2% of our net sales during the year ended December 31, 2025.

Governmental Regulation

As a manufacturer and supplier of commercial aircraft components and equipment, we are subject to regulation by the FAA, the European Union Aviation Safety Agency, UK Civil Aviation Authority, and the Civil Aviation Administration of China, while the military aircraft component industry is governed by military quality specifications.

The components we manufacture are required to be certified by one or more of these entities or agencies, and other similar agencies elsewhere in the world. We must also satisfy the requirements of our customers, including OEMs and airlines that are subject to FAA regulations, and provide these customers with products and services that comply with the government regulations applicable to commercial flight operations. These regulations are largely designed to ensure that all aircraft components and equipment are continuously maintained and in proper condition to ensure safe operation of the aircraft. Specifically, the FAA and other aviation authorities require that various maintenance routines be performed on aircraft engines, engine parts, airframes and other components at regular intervals based on cycles or flight time. The inspection, maintenance and repair procedures for the various types of aircraft and equipment can be performed only by certified repair facilities utilizing certified technicians. We believe that we currently satisfy or exceed these maintenance standards in our repair and overhaul services.

Since we sell defense products directly to the U.S. Government and for use in systems delivered to the U.S. Government, we can be subject to various laws and regulations governing pricing and other factors as well. Contracting in the defense industry also makes us subject to rules related to bidding, billing and accounting kickbacks and false claims.

Furthermore, we are at times subject to trade laws and regulations like the Arms Export Control Act, the International Traffic in Arms Regulations, the Export Administration Regulations, and the sanctions administered by the United States Department of the Treasury's Office of Foreign Assets Control. Additionally, we are subject to data protection laws, including but not limited to the European Union General Data Protection Regulation (the "GDPR"), the California Consumer Privacy Act (the "CCPA"), and the Personal Information Protection Law in China.

There has been no material adverse effect to our consolidated financial statements nor competitive positions as a result of these governmental regulations. Our operations may in the future be subject to new and more stringent regulatory requirements, so in that regard, we closely monitor the FAA and industry trade groups to attempt to understand how possible future regulations might impact us.

Manufacturing and Engineering

We continually strive to optimize productivity and achieve value pricing over inflation, implementing precision engineering and manufacturing to produce parts essential for today's aircraft systems and structures. We strive to differentiate ourselves from our competitors by manufacturing products in an accurate, reliable and repeatable manner without sacrificing attention to detail, which is evident in the durability and precision of our products. We are able to keep capital expenditure levels low since we do not constantly need new state of the art equipment, which contributes to our lean entrepreneurial structure and helps us drive continuous improvement.

Raw Materials

We require the use of a variety of raw materials and manufactured component parts in our manufacturing processes, and we purchase these from various suppliers. We believe most of our raw materials and component parts are generally available from multiple suppliers at competitive prices. From time-to-time various events (such as geopolitical tension, upstream supply chain disruptions, etc.) may temporarily impair our ability to manufacture our products for our customers or require us to pay higher prices to obtain these raw materials from other sources, however, we believe that the loss of any one source, although potentially disruptive in the short-term, would not materially affect our long-term operations. We try to limit the volume of raw materials and component parts on hand, and we are highly dependent on the availability of essential materials, so continued inflationary pressures could impact material costs. Although we believe in most cases that we could identify alternative suppliers, or alternative raw materials or component parts, the lengthy and expensive FAA and OEM certification processes associated with aerospace products could prevent efficient replacement of a supplier, raw material or component part. Additionally, an open conflict or war across any region, including, but not limited to, the conflict in Ukraine, could affect our ability to obtain raw materials.

Intellectual Property

We rely on patents, trademarks, trade secrets and proprietary knowledge and technology, both internally developed and acquired, in order to maintain a competitive advantage. The Company's products are manufactured, marketed and sold using a portfolio of patents, trademarks, and other forms of intellectual property, some of which expire in the future. The Company develops and acquires new intellectual property on an ongoing basis. Based on the broad scope of the Company's product lines, management believes that the loss or expiration of any single intellectual property right would not have a material effect on our consolidated financial statements.

As of December 31, 2025, we own 130 issued patents, which will expire between September 28, 2026 and February 12, 2040. We currently have 19 pending or published but not yet issued patents, for which the rights and duration are pending grant of the patent by the U.S. Patent and Trademark Office or other applicable national or regional patent authority. Additionally, as of December 31, 2025, we have 202 submitted trademark applications, 201 of which have been issued and one of which is pending.

Environmental Matters

Our operations and facilities are subject to an extensive regulatory framework of federal, state, local and foreign environmental laws and regulations that govern, among other things, discharges of pollutants into the air and water, the generation, handling, storage and disposal of hazardous materials and wastes, the investigation and remediation of certain materials, substances, and wastes. We are committed to monitoring our business's environmental performance, and to the health and safety of our employees, and as such we continually make efforts to ensure our operations are in substantial compliance with all applicable environmental laws and regulations. Environmental laws and regulations may require that the Company investigate and remediate the effects of the release or disposal of materials at sites associated with past and present operations. We recorded an environmental liability in connection with our acquisition of AGC Acquisition LLC, for which we are not entitled to any third-party recoveries. The facilities acquired in connection with that acquisition entered into the state of Connecticut's voluntary remediation program for certain known contaminants in 2009. An independent third-party evaluation of the facilities estimated the potential range of costs for remediation, and consistent with that original estimate and with progress made on the remediation process since then (and taking into account new information learned about the site since that estimate was prepared), there was no recorded environmental liability on December 31, 2025.

Based upon consideration of currently available information, we believe liabilities for environmental matters will not have a material adverse impact on our consolidated financial statements, but we cannot assure that material environmental liabilities may not arise in the future. For further information on environmental-related risks, including climate change, see "Risk Factors."

Human Capital Resources

As of December 31, 2025, we had approximately 1,700 full-time, part-time and temporary employees. Approximately 135 of our full-time and part-time employees are represented by labor unions. One collective bargaining agreement between us and a labor union expires on October 31, 2030 and one agreement, covering approximately 55 employees, does not have an expiration.

Our employees are critical to our long-term success and are essential to helping us meet our goals. Therefore, it is crucial that we continue to attract, retain and motivate exceptional and high-performing employees by providing opportunities available for all our employees to not only contribute to Loar, but also grow and develop in their careers. We offer training and development programs encouraging advancement from within in order to support the advancement of our employees. We leverage both formal and informal programs to identify, foster, and retain top talent at both the corporate and operating unit level. We believe we offer competitive compensation programs to our employees to help attract and retain our employees.

Seasonality

We do not believe our net sales are subject to significant seasonal variation.

Available Information

Our website address is https://www.loargroup.com. We make available free of charge, through the Investors section of our website, our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission ("SEC"). These materials are also available free of charge on the SEC's website at http://www.sec.gov. The information on or obtainable through our website is not incorporated into this Annual Report on Form 10-K.

PART II—OTHER INFORMATION

Item 1. Legal Proceedings

None.

Item 1A. Risk Factors

Investing in our common stock involves a high degree of risk. Before making an investment decision, you should carefully consider the risks and uncertainties described below, together with the other information contained in our audited financial statements and the related notes, as well as the information in the section entitled "Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations." These material risks and uncertainties could negatively affect our business and financial condition and could cause our actual results to differ materially from those expressed in forward-looking statements contained in this Annual Report on Form 10-K. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us, or that we currently believe are immaterial, also may impair our business operations and financial condition. In that event, the trading price of our common stock could decline, and you could lose part, or all, of your investment.

Risks Related to Our Strategy

Our business focuses almost exclusively on the aerospace and defense industry.

If unexpected global events, such as pandemics, cause a prolonged period of significant market disruption in the aerospace and defense industry, our business may be disproportionately impacted compared to companies that are more diversified in the industries they serve. A more diversified company with significant sales and earnings derived from outside the aerospace and defense sector may be able to recover more quickly from significant market disruptions.

We rely heavily on certain customers for a significant portion of our sales.

Our customers are concentrated in the aerospace industry. Our two largest customers accounted for approximately 19% of net sales during the year ended December 31, 2025. A material reduction in purchasing by one of our larger customers for any reason, including, but not limited to, general economic or aerospace market downturn, decreased production, strike, or resourcing, or the effects of global economic crises such as a pandemic could have a material adverse effect on results of operations, financial position and cash flows.

We have in the past consummated acquisitions and intend to continue to pursue acquisitions. Our business may be adversely affected if we cannot consummate acquisitions on satisfactory terms, or if we cannot effectively integrate acquired operations.

A significant portion of our growth has occurred through acquisitions. Any future growth through acquisitions will be partially dependent upon the continued availability of suitable acquisition candidates at favorable prices and upon advantageous terms and conditions. We intend to pursue acquisitions that we believe present opportunities consistent with our overall business strategy. However, we may not be able to find suitable acquisition candidates to purchase or may be unable to acquire desired businesses or assets on acceptable terms or at all, including due to a failure to receive necessary regulatory approvals. In addition, we may not be able to raise the capital necessary to fund future acquisitions. Because we may actively pursue a number of opportunities simultaneously, we may encounter unforeseen expenses, complications and delays, including regulatory complications or difficulties in employing sufficient staff and maintaining operational and management oversight.

We regularly engage in discussions with respect to potential acquisition and investment opportunities. If we consummate an acquisition, our capitalization and results of operations may change significantly. Future acquisitions could result in margin dilution and likely result in the incurrence of additional debt and an increase in interest and amortization expenses or periodic impairment charges related to goodwill and other intangible assets as well as significant charges relating to integration costs.

The businesses we acquire may not perform in accordance with expectations and our business judgments concerning the value, strengths and weaknesses of businesses acquired may prove incorrect. In addition, we may not be able to successfully integrate any business we acquire into our existing business. The successful integration of new businesses depends on our ability to manage these new businesses and bring operating and compliance standards to levels consistent with our existing businesses. Assimilating operations and products may be unexpectedly difficult. The successful integration of future acquisitions may also require substantial attention from our senior management and the management of the acquired business, which could decrease the time that they have to serve and attract customers, develop new products and services or attend to other acquisition opportunities. Additional potential risks include that we may lose key employees, customers or vendors of an acquired business, and we may become subject to pre-existing liabilities and obligations of the acquired businesses.

We depend on our executive officers, senior management team and highly trained employees, and any work stoppage, difficulty hiring similar employees, or ineffective succession planning could adversely affect our business.

Because our products are highly engineered, we depend on an educated and trained workforce. Historically, substantial competition for skilled personnel in the aerospace and defense industry has existed, and we could be adversely affected by a shortage of skilled employees. We may not be able to fill new positions or vacancies created by expansion or turnover or attract and retain qualified personnel. We may not be able to continue to hire, train and retain qualified employees at current wage rates since we operate in a competitive labor market, and currently significant inflationary and other pressures on wages exist.

Although we believe that our relations with our employees are satisfactory, we may not be able to negotiate a satisfactory renewal of collective bargaining agreements, satisfy workers councils, or maintain stable employee relations. Because we strive to limit the volume of finished goods inventory, any work stoppage could materially and adversely affect our ability to provide products to our customers.

In addition, our success depends in part on our ability to attract and motivate our senior management and key employees. Achieving this objective may be difficult due to a variety of factors, including fluctuations in economic and industry conditions, competitors' hiring practices, and the effectiveness of our compensation programs. Competition for qualified personnel can be intense. If we are unable to effectively provide for the succession of key personnel, senior management and our executive officers, our business, results of operations, cash flows and financial condition may be adversely affected.

Because our operations are conducted through our subsidiaries, we are dependent on the receipt of distributions and dividends or other payments from our subsidiaries for cash to fund our operations and expenses and future dividend payments, if any.

Our operations are conducted through our subsidiaries. As a result, our ability to make future dividend payments, if any, is dependent on the earnings of our subsidiaries and the payment of those earnings to us in the form of dividends, loans or advances and through repayment of loans or advances from us. Payments to us by our subsidiaries will be contingent upon our subsidiaries' earnings and other business considerations and may be subject to statutory or contractual restrictions. We do not expect to declare or pay dividends on our common stock for the foreseeable future; however, if we determine in the future to pay dividends on our common stock, the agreements governing our outstanding indebtedness significantly restrict the ability of our subsidiaries to pay dividends or otherwise transfer assets to us.

We may need to raise additional capital, and we cannot be sure that additional financing will be available.

To satisfy existing obligations and support the development of our business, we depend on our ability to generate cash flow from operations and to borrow funds. We may require additional financing for liquidity, capital requirements or growth initiatives. We may not be able to obtain financing on terms and at interest rates that are favorable to us or at all. Any inability by us to obtain financing in the future could have a material adverse effect on our business, financial position, results of operations and cash flows.

In addition, if we were to undertake a substantial acquisition for cash, the acquisition would likely need to be financed in part through additional financing from banks, through offerings of debt or equity securities or through other arrangements. Such acquisition financing might increase our net loss and net loss margin, or decrease our net income, EBITDA, Adjusted EBITDA, net income margin and Adjusted EBITDA Margin and adversely affect our leverage. We cannot assure you that the necessary acquisition financing would be available to us on acceptable terms if and when required.

Our business may be adversely affected by changes in government budgetary priorities.

Because a significant percentage of our revenue is derived either directly or indirectly from contracts with the U.S. Government, changes in federal government budgetary priorities, such as those announced by President Trump since his inauguration in January 2025, could directly affect our financial performance. A significant decline in government expenditures, a shift of expenditures away from programs that we support or a change in federal government contracting policies could cause federal government agencies to reduce their purchases under contracts, to exercise their right to terminate contracts at any time without penalty or not to exercise options to renew contracts, any of which could result in decreased sales of our products.

Similarly, we derive revenue either directly or indirectly from contracts with foreign governments (including, without limitation, the United Kingdom, Germany, and France). As a result, changes in such government's budgetary priorities could directly affect our financial performance. A significant decline in foreign government expenditures, a shift of expenditures away from programs that we support or a change in foreign government contracting policies could cause foreign government agencies to reduce their purchases under contracts, to exercise their right to terminate contracts at any time without penalty or not to exercise options to renew contracts, any of which could result in decreased sales of our products.

We generally do not have guaranteed future sales of our products. Further, when we enter into fixed price contracts with some of our customers, we take the risk for cost overruns.

As is customary in our business, we do not generally have long-term contracts with most of our aftermarket customers and, therefore, do not have guaranteed future sales. Although we have long-term contracts with many of our OEM customers, many of those customers may terminate the contracts on short notice and, in most cases, our customers have not committed to buy any minimum quantity of our products. In addition, in certain cases, we must anticipate the future volume of orders based upon the historic purchasing patterns of customers and upon our discussions with customers as to their anticipated future requirements, and this anticipated future volume of orders may not materialize, which could result in excess inventory, inventory write-downs, or lower margins.

We also have entered into multi-year, fixed-price contracts with some of our customers, pursuant to which we have agreed to perform the work for a fixed price and, accordingly, realize all the benefit or detriment resulting from any decreases or increases in the costs of making these products. This risk is greater in a high inflationary environment. Sometimes we accept a fixed-price contract for a product that we have not yet produced, and this increases the risk of cost overruns or delays in the completion of the design and manufacturing of the product. Some of our contracts do not permit us to recover increases in raw material prices, taxes or labor costs.

Risks Related to Our Operations

Our sales to manufacturers of aircraft are cyclical, and a downturn in sales to these manufacturers may adversely affect us.

Our sales to manufacturers of large commercial aircraft, as well as manufacturers of business jets have historically experienced periodic downturns. In the past, these sales have been affected by airline profitability, which is impacted by, among other things, fuel and labor costs, price competition, interest rates, downturns in the global economy and national and international events. In addition, sales of our products to manufacturers of business jets are impacted by, among other things, downturns in the global economy. In recent years, such as in 2021 and the second half of 2020, we experienced decreased sales across the commercial OEM sector, driven primarily by the decrease in production by Boeing and Airbus related to reduced demand in the commercial aerospace industry from the COVID-19 pandemic, and airlines deferring or cancelling orders. Regulatory and quality challenges could also have an adverse impact. Downturns adversely affect our results of operations, financial position and cash flows.

Furthermore, because of the lengthy research and development cycle involved in bringing new products to market, we cannot predict the economic conditions that will exist when a new product is introduced. A reduction in capital spending in the aviation or defense industries could have a significant effect on the demand for our products, which could have an adverse effect on our financial performance or results of operations.

Our business depends on the availability and pricing of certain components and raw materials from suppliers.

Our business is affected by the price and availability of the raw materials and component parts that we use to manufacture our components. Our business, therefore, could be adversely impacted by factors affecting our suppliers (such as the destruction of our suppliers' facilities or their distribution infrastructure, a work stoppage or strike by our suppliers' employees or the failure of our suppliers to provide materials of the requisite quality), or by increased costs of such raw materials or components if we were unable to pass along such price increases to our customers.

We currently are experiencing supply shortages and inflationary pressures for certain components and raw materials that are important to our manufacturing process. Expected growth in the global economy may exacerbate these pressures on us and our suppliers, and we expect these supply chain challenges and cost impacts to continue for the foreseeable future. Because we strive to limit the volume of raw materials and component parts on hand, our business would be adversely affected if we were unable to obtain these raw materials and components from our suppliers in the quantities and at the times we require or on favorable terms. Although we believe in most cases that we could identify alternative suppliers, or alternative raw materials or component parts, the lengthy and expensive process to obtain aviation authority and OEM certifications for aerospace products could prevent efficient replacement of a supplier, raw material or component part.

Our operations depend on our manufacturing facilities, which are subject to physical and other risks that could disrupt production.

Our operations and those of our customers and suppliers have been and may again be subject to natural disasters, climate change-related events, pandemics or other business disruptions, which could seriously harm our results of operation and increase our costs and expenses. Some of our manufacturing facilities are located in regions that may experience earthquakes or be impacted by severe weather events, such as increased storm frequency or severity in the Atlantic and fires in hotter and drier climates. These could result in potential damage to our physical assets as well as disruptions in manufacturing activities. Some of our manufacturing facilities are located in areas that may be at risk due to rising sea levels. Moreover, some of our manufacturing facilities are located in areas that could experience decreased access to water due to climate issues, including, but not limited to, our facilities in California.

We are also vulnerable to damage from other types of disasters, including power loss, fire, explosions, floods, communications failures, terrorist attacks and similar events. Disruptions could also occur due to health- related outbreaks and crises, cyber-attacks, computer or equipment malfunction (accidental or intentional), operator error or process failures. Should insurance or other risk transfer mechanisms, such as our existing disaster recovery and business continuity plans, be insufficient to recover all costs, we could experience a material adverse effect on our business, results of operations, financial position and cash flows.

Our business may be adversely affected if we were to lose our government or industry approvals, if more stringent government regulations were enacted or if industry oversight were to increase.

The aerospace industry is highly regulated in the U.S. and in other countries. In order to sell our products, we and the products we manufacture must be certified by the FAA, the DOD and similar agencies in foreign countries and by individual manufacturers. If new and more stringent government regulations are adopted or if industry oversight increases, we might incur significant expenses to comply with any new regulations or heightened industry oversight. In addition, if any existing material authorizations or approvals were revoked or suspended, our business would be adversely affected.

We are at times required to obtain approval to export our products from U.S. Government agencies and similar agencies elsewhere in the world. U.S. laws and regulations applicable to us include the Arms Export Control Act, the International Traffic in Arms Regulations ("ITAR"), the Export Administration Regulations ("EAR") and the sanctions administered by the United States Department of the Treasury's Office of Foreign Assets Control ("OFAC"). EAR restricts the export of commercial and dual-use products and technical data to certain countries, while ITAR restricts the export of defense products, technical data and defense services.

Failure to obtain approval to export, or a determination by the U.S. Government or similar agencies elsewhere in the world from which we failed to receive required approvals or licenses, could eliminate or restrict our ability to sell our products outside the United States or another country of origin, and the penalties that could be imposed by the U.S. Government or other applicable government for failure to comply with these laws could be significant.

Our commercial business is sensitive to the number of flight hours that our customers' planes spend aloft, the size and age of the worldwide aircraft fleet and our customers' profitability. These items are, in turn, affected by general economic and geopolitical and other worldwide conditions.

Our commercial business is directly affected by, among other factors, changes in RPKs, the size and age of the worldwide aircraft fleet, the percentage of the fleet that is out-of-warranty and changes in the profitability of the commercial airline industry. RPKs and airline profitability have historically been correlated with the general economic environment, although national and international events also play a key role. For example, in addition to the COVID-19 pandemic and the adverse impact it had on the airline industry, past examples in which the airline industry has been negatively affected include downturns in the global economy, higher fuel prices, increased security concerns among airline customers following the events of September 11, 2001, the Severe Acute Respiratory Syndrome (also known as "SARS") epidemic, and conflicts abroad. Future geopolitical or other worldwide events, such as war, terrorist acts, or additional worldwide infectious disease outbreaks could also impact our customers and our sales to them.

In addition, global market and economic conditions have been challenging due to turbulence in the U.S. and international markets and economies and have prolonged declines in business and consumer spending. As a result of the substantial reduction in airline traffic resulting from the aforementioned events, the airline industry incurred large losses and financial difficulties. Some carriers parked or retired a portion of their fleets and reduced workforces and flights. During periods of reduced airline profitability, some airlines may delay purchases of spare parts, preferring instead to deplete existing inventories, and delay refurbishments and discretionary spending. If demand for spare parts decreases, there would be a decrease in demand for certain products. An adverse change in demand would impact our results of operations, collection of accounts receivable and our expected cash flow generation from current and acquired businesses which may adversely impact our financial condition and access to capital markets.

Technology failures or cyber security breaches or other unauthorized access to our information technology systems or sensitive or proprietary information could have an adverse effect on the Company's business and operations.

We rely on information technology systems to process, transmit, store, and protect electronic information. For example, a significant portion of the communications between our personnel, customers, suppliers and vendors depends on information technology and we rely on access to such information systems for our operations. Additionally, we rely on third-party service vendors to execute certain business processes and maintain certain information technology systems and infrastructure. The security measures in place may not prevent disruptions, failures, computer viruses or other malicious codes, malware or ransomware incidents, unauthorized access attempts, theft of intellectual property, trade secrets, or other corporate assets, denial of service attacks, phishing, hacking by common hackers, criminal groups or nation-state organizations or social activist ("hacktivist") organizations, and other cyber-attacks or other privacy or security breaches in the information technology, phone systems or other systems (whether due to third-party action, bugs or vulnerabilities, physical break-ins, employee error, malfeasance or otherwise) of the Company, our customers or third parties, which could adversely affect our communications and business operations. Further, events such as natural disasters, fires, power outages, systems failures, telecommunications failures, employee error or malfeasance or other catastrophic events could similarly cause interruptions, disruptions or shutdowns, or exacerbate the risk of the failures described above. These risks may be increased as more employees work from home. We may not have the resources or technical sophistication to anticipate, prevent or detect rapidly evolving types of cyber-attacks and other security risks. Attacks may be targeted at us, our customers, suppliers or vendors, or others who have entrusted us with information. To date, the Company has not experienced any material impact to the business or operations resulting from information or cybersecurity attacks. However, because of the frequently changing attack techniques, along with the increased volume, persistence and sophistication of the attacks, the Company may be adversely impacted in the future. Because such techniques change frequently or may be designed to remain dormant until a predetermined event and often are not recognized until launched against a target, we may be unable to anticipate these techniques or implement sufficient control measures to defend against these techniques. Once a security incident is identified, we may be unable to remediate or otherwise respond to such an incident in a timely manner. While the Company has policies and procedures in place, including system monitoring and data back-up processes to prevent or mitigate the effects of these potential disruptions or breaches, security breaches and other disruptions to information technology systems could interfere with our operations. Any failure to maintain, or disruption to, our information technology systems, whether as a result of cybersecurity attacks or otherwise, could damage our reputation, subject the Company to legal claims and proceedings or remedial actions, create risks of violations of data privacy laws and regulations, and cause us to incur substantial additional costs. Existing or emerging threats may have an adverse impact on our systems or communications networks and, further, technological enhancements to prevent business interruptions could require increased spending. Furthermore, security breaches pose a risk to confidential data and intellectual property, which could result in damage to our competitiveness and reputation. The costs, potential monetary damages, and operational consequences of responding to cyber incidents and implementing remediation measures may not be covered by any insurance that we may carry from time to time. We cannot predict the degree of any impact that increased monitoring, assessing, or reporting of cybersecurity matters would have on operations, financial conditions and results.

Additionally, in connection with our global operations, we, from time to time, transmit data across national borders to conduct our business and, consequently, are subject to a variety of laws and regulations regarding privacy, data protection, and data security, including those related to the collection, processing, storage, handling, use, disclosure, transfer, and security of personal data, including the GDPR, Personal Information Protection Law in China and similar regulations in states within the United States, such as the CCPA, and in countries around the world. Our efforts to comply with privacy and data protection laws may impose significant costs and challenges that are likely to increase over time.

From time to time, we may implement new technology systems or replace and/or upgrade our current information technology systems. These upgrades or replacements may not improve our productivity to the levels anticipated and may subject us to inherent costs and risks associated with implementing, replacing, and updating these systems, including potential disruption of our internal control structure, substantial capital expenditures, demands on management time and other risks of delays or difficulties in transitioning to new systems or of integrating new systems into other existing systems.

Technology failures or cyber security breaches or other unauthorized access to information technology systems of our customers, suppliers or vendors could have an adverse effect on the Company's business and operations.

We rely on direct electronic interfaces with some of our key customers, suppliers and vendors. Cyber security breaches or technology failures at our customers could result in changes to timing and volume of orders. Additionally cyber security breaches or technology failures at our suppliers or vendors could impact the timing or availability of key materials that could negatively impact our ability to deliver products to our customers.

We could incur substantial costs as a result of data protection concerns.

The interpretation and application of data protection laws in the U.S. and Europe, including, but not limited to, the GDPR and the CCPA, and elsewhere are uncertain and evolving. It is possible that these laws may be interpreted and applied in a manner that is inconsistent with our data practices. Complying with these various laws is difficult and could cause us to incur substantial costs or require us to change our business practices in a manner adverse to our business. Further, although we have implemented internal controls and procedures designed to ensure compliance with the GDPR, CCPA and other privacy-related laws, rules and regulations (collectively, the "Data Protection Laws"), our controls and procedures may not enable us to be fully compliant with all Data Protection Laws.

Our inability to adequately enforce and protect our intellectual property or defend against assertions of infringement could prevent or restrict our ability to compete.

We rely on patents, trademarks, trade secrets and proprietary knowledge and technology, both internally developed and acquired, in order to maintain a competitive advantage. Our inability to protect and defend against the unauthorized use of these rights and assets could have an adverse effect on our results of operations and financial condition. Our proprietary rights in the United States or abroad may not be adequate and others may develop technologies similar or superior to our technology or design around our proprietary rights. Litigation may be necessary to protect our intellectual property rights or defend against claims of infringement. This litigation could result in significant costs and divert our management's focus away from operations.

Price inflation for labor and materials, further exacerbated by the Russian invasion of Ukraine, could adversely affect our business, results of operations and financial condition.

We generally experienced price inflation in our costs for labor and materials, such as aluminum, nickel, and titanium during the years 2025 and 2024, which adversely affected our business, results of operations and financial condition. We may not be able to pass through inflationary cost increases under our existing fixed-price contracts. Our ability to raise prices to reflect increased costs may be limited by competitive conditions in the market for our products and services. Russia's invasion of Ukraine, and prolonged conflict there, may result in increased inflation, escalating energy and commodity prices and increasing costs of materials. We continue to work to mitigate such pressures on our business operations as they develop. To the extent the war in Ukraine adversely affects our business as discussed above, it may also have the effect of heightening many of the other risks described herein, such as those relating to cybersecurity, supply chain, volatility in prices and market conditions, any of which could negatively affect our business and financial condition.

U.S. military spending is dependent upon the U.S. defense budget.

A significant portion of our net sales is generated from the defense market. The defense market is significantly dependent upon government budget trends, particularly the DOD budget. In addition to normal business risks, our supply of products to the U.S. Government is subject to unique risks largely beyond our control. DOD budgets could be negatively impacted by several factors, including, but not limited to, a change in defense spending policy as a result of the presidential election or otherwise, the U.S. Government's budget deficits, spending priorities (for example, shifting funds to efforts to combat the impact of the pandemic or efforts to assist Ukraine in the Russia and Ukraine conflict), the cost of sustaining the U.S. military presence internationally, possible political pressure to reduce U.S. Government military spending and the ability of the U.S. government to enact appropriations bills and other relevant legislation, each of which could cause the DOD budget to remain unchanged or to decline. In recent years, the U.S. Government has been unable to complete its budget process before the end of its fiscal year, resulting in both governmental shutdowns and continuing resolutions providing only enough funds for U.S. Government agencies to continue operating at prior- year levels. Further, if the U.S. government debt ceiling is not raised and the national debt reaches the statutory debt ceiling, the U.S. government could default on its debts. A significant decline in U.S. military expenditures could result in a reduction in the amount of our products sold to the various agencies and buying organizations of the U.S. Government.

Contracting in the defense industry is subject to significant regulation, including rules related to bidding, billing and accounting kickbacks and false claims, and any non-compliance could subject us to fines and penalties or possible debarment.

Like all government contractors, we are subject to risks associated with this contracting. These risks include the potential for substantial civil and criminal fines and penalties. These fines and penalties could be imposed for failing to follow procurement integrity and bidding rules, employing improper billing practices or otherwise failing to follow cost accounting standards, receiving or paying kickbacks or filing false claims. We have been, and expect to continue to be, subjected to audits and investigations by government agencies. The failure to comply with the terms of our government contracts could harm our business reputation, which could significantly reduce our sales and earnings. It could also result in our suspension or debarment from future government contracts, which would adversely affect our business, financial condition, results of operations, and cash flows.

We are subject to certain unique business risks as a result of supplying equipment to the U.S. Government.

Companies engaged in supplying defense-related equipment and services to U.S. Government agencies, whether through direct contracts with the U.S. Government or as a subcontractor to customers contracting with the U.S. Government, are subject to business risks specific to the defense industry. These risks include the ability of the U.S. Government to unilaterally:

- suspend us from receiving new contracts based on alleged violations of procurement laws or regulations;

- terminate existing contracts;

- revoke required security clearances;

- reduce the value of existing contracts; and

- audit our contract-related costs and fees, including allocated indirect costs.

U.S. Government contracts can be terminated by the U.S. Government at its convenience without significant notice. Termination for convenience provisions provide only for our recovery of costs incurred or committed, settlement expenses and profit on the work completed prior to termination.

For contracts for which the price is based on cost, the U.S. Government may review our costs and performance, as well as our accounting and general business practices. Based on the results of such audits, the U.S. Government may adjust our contract-related costs and fees, including allocated indirect costs. In addition, under U.S. Government purchasing regulations, some of our costs, including most financing costs, amortization of intangible assets, portions of research and development costs, and certain marketing expenses may not be subject to reimbursement.

If a government inquiry or investigation uncovers improper or illegal activities, we could be subject to civil or criminal penalties or administrative sanctions, including contract termination, fines, forfeiture of fees, suspension of payment and suspension or debarment from doing business with U.S. Government agencies, any of which could materially adversely affect our reputation, business, financial condition, results of operations and cash flows.

Moreover, U.S. Government purchasing regulations contain a number of operational requirements that apply to entities engaged in government contracting. Failure to comply with such government contracting requirements could result in civil and criminal penalties that could have a material adverse effect on the Company's results of operations.

Our operations outside of the United States are subject to additional risks. Our net sales to foreign customers were approximately $142 million for the year ended December 31, 2025, which represent approximately 29% of our total net sales. A number of risks inherent in international operations could have a material adverse effect on our results of operations, including global health crises, change in trade policies, tariff regulation, difficulties in obtaining export and import licenses, the risk of government financed competition, currency fluctuations, sanctions and war. See "—Risks Related to Financial Matters—Tariffs on certain imports to the United States and other potential changes to U.S. tariff and import/ export regulations may have a negative effect on global economic conditions and our business, financial results and financial condition." In addition, if the laws regarding the repatriation of funds were to change in ways we do not currently expect, we may incur foreign taxes to repatriate these funds, which would reduce the net amount ultimately available to us. See "—Risks Related to Financial Matters—We may be subject to risks relating to changes in our tax rates or exposure to additional income tax liabilities."

Issues with the global supply chain can also arise due to some of the aforementioned risks, as well as the availability and cost of raw materials to suppliers, merchandise quality or safety issues, shipping and transport availability and cost, increases in wage rates and taxes, transport security, inflation and other factors relating to the suppliers and the countries in which they are located or from which they import. Such issues are often beyond our control and could adversely affect our operations and profitability. Furthermore, the Company is subject to laws and regulations, such as the Foreign Corrupt Practices Act, UK Bribery Act and similar local anti-bribery laws, which generally prohibit companies and their employees, agents and contractors from making improper payments for the purpose of obtaining or retaining business. Failure to comply with these laws could subject the Company to civil and criminal penalties that could materially adversely affect the Company's results of operations, financial position and cash flows.

We are monitoring the ongoing conflict between Russia and Ukraine and the related export controls and financial and economic sanctions imposed on certain industry sectors, including the aviation sector, and parties in Russia by the U.S., the UK, the European Union and others. Although this conflict has not resulted in a direct material adverse impact on our business to date, the implications of the Russia and Ukraine conflict in the short-term and long-term are difficult to predict at this time. Factors such as increased energy costs, increased freight costs, the availability of certain raw materials for aircraft manufacturers, embargoes on flights from Russian airlines, sanctions on Russian companies, and the stability of Ukrainian customers could impact the global economy and aviation sector.

We face significant competition.

We operate in a highly competitive global industry. Competitors in our product lines are both U.S. and foreign companies and range in size from divisions of large public corporations to small privately-held entities. Our ability to compete depends on high product performance, consistent high quality, short lead time and timely delivery, competitive pricing, superior customer service and support and continued certification under customer quality requirements and assurance programs.

If we are unable to adapt to technological change, demand for our products may be reduced.

The technologies related to our products have undergone, and in the future may undergo, significant changes. To succeed in the future, we must continue to design, develop, manufacture, assemble, test, market and support new products and enhancements, and we may not be able to do so successfully, if at all, or on a timely, cost effective, or repeatable basis. Our competitors may develop technologies and products that are more effective than those we develop or that render our technology and products obsolete or noncompetitive. Furthermore, our products could become unmarketable if new industry standards emerge. We may need to modify our products significantly in the future to remain competitive, and new products we introduce may not be accepted by our customers.

Regulations designed to address climate change may result in additional compliance costs.

Our operations and the products we sell are currently subject to rules limiting emissions and to other climate-related regulations in certain jurisdictions where we operate. The increased prevalence of global climate change concerns may result in new regulations that may negatively impact us, our suppliers and customers. We are continuing to evaluate short-, medium- and long-term risks related to climate change. We cannot predict what environmental legislation or regulations will be enacted in the future, how existing or future laws or regulations will be administered or interpreted, or what environmental conditions may be found to exist. Compliance with any new or more stringent laws or regulations, or stricter interpretations of existing laws, could require additional expenditures by us or our suppliers, in which case, the costs of raw materials and component parts could increase.

Regulation that would have a material adverse impact on air travel could, in turn, have a material adverse impact on our business. Given the political significance and uncertainty around these issues, we cannot predict how legislation, regulation, and increased awareness of these issues will affect our operations and financial condition.

Failure to maintain a level of corporate social responsibility could damage our reputation and could adversely affect our business, financial condition or results of operations.

In light of evolving expectations around corporate social responsibility, our reputation could be adversely impacted by a failure (or perceived failure) to maintain a level of corporate social responsibility. In today's environment, an allegation or perception regarding quality, safety, or corporate social responsibility can negatively impact our reputation. This may include, without limitation: failure to maintain certain ethical, social and environmental practices for our operations and activities, or failure to require our suppliers or other third parties to do so; our environmental impact, including our impact on the environment, greenhouse gas emissions and climate-related risks, renewable energy, water stewardship and waste management; responsible sourcing in our supply chain; the practices of our employees, agents, customers, suppliers, or other third parties (including others in our industry) with respect to any of the foregoing, actual or perceived; the failure to be perceived as appropriately addressing matters of social responsibility, including matters related to diversity, equality and inclusion; consumer perception of statements made by us, our employees and executives, agents, customers, suppliers, or other third parties (including others in our industry); or our responses to any of the foregoing. A number of our customers have adopted, or may adopt, procurement policies that include social and environmental responsibility provisions or requirements that their suppliers should comply with, or they may seek to include such provisions or requirements in their procurement terms and conditions. An increasing number of investors are also requiring companies to disclose corporate, social and environmental policies, practices and metrics. If we are unable to comply with, or are unable to cause our suppliers to comply with such policies, or meet the requirements of our customers and investors, a customer may stop purchasing products from us or an investor may sell their shares, and may take legal action against us, which could harm our reputation, revenue and results of operations. Further, we may be subject to rulemaking regarding corporate social responsibility and/or disclosure, as public awareness and focus on social and environmental issues has led to legislative and regulatory efforts to impose increased regulations and require further disclosure. As a result, we may become subject to new or more stringent regulations, legislation or other governmental requirements, customer requirements or industry standards and/or an increased demand to meet voluntary criteria related to such matters. Increased regulations, customer requirements or industry standards, including around climate change concerns, could subject us to additional costs and restrictions and require us to make certain changes to our manufacturing practices and/or product designs, which could negatively impact our business, results of operations, financial condition and competitive position.

Negative publicity could damage our brand reputation, particularly at the subsidiary level, and negatively impact our revenue and results of operations.

To continue to be successful, we must continue to preserve, grow and capitalize on the value of our brand in the marketplace. Reputational value is based in large part on perceptions of subjective qualities. Even an isolated incident, such as a high-profile product recall, or the aggregate effect of individually insignificant incidents, can erode trust and confidence, particularly if such incident or incidents result in adverse publicity, governmental investigations or litigation, and as a result, could tarnish our brand and lead to a material adverse effect on our business, financial position, results of operations and cash flows.

In particular, product quality issues could negatively impact customer confidence in our brands and our products. If our product offerings do not meet applicable safety standards or customers' expectations regarding safety or quality, or are alleged to have quality issues or to have caused personal injury or other damage, we could experience lower revenue and increased costs and be exposed to legal, financial and reputational risks, as well as governmental enforcement actions. In addition, actual, potential or perceived product safety concerns could result in costly product recalls.

Risks Related to Legal and Regulatory Matters

We could incur substantial costs as a result of violations of or liabilities under environmental laws and regulations.

Our operations and facilities are subject to a number of federal, state, local and foreign environmental laws and regulations that govern, among other things, discharges of pollutants into the air and water, the generation, handling, storage and disposal of hazardous materials and wastes, the remediation of contamination and the health and safety of our employees. Environmental laws and regulations may require that the Company investigate and remediate the effects of the release or disposal of materials at sites associated with past and present operations.

Estimates of the Company's environmental liabilities are based on current facts, laws, regulations and technology. These estimates take into consideration the Company's prior experience and professional judgment of the Company's environmental advisors. Estimates of the Company's environmental liabilities are further subject to uncertainties regarding the nature and extent of site contamination, the range of remediation alternatives available, evolving remediation standards, including changes in law and regulation, imprecise engineering evaluations and cost estimates, the extent of corrective actions that may be required and the number and financial condition of other potentially responsible parties, as well as the extent of their responsibility for the remediation.

Accordingly, as investigations and remediations proceed, it is likely that adjustments in the Company's accruals will be necessary to reflect new information. The amounts of any such adjustments could have a material adverse effect on the Company's results of operations or cash flows in a given period.

We may be subject to periodic litigation and regulatory proceedings, which may adversely affect our business and financial performance.

From time to time, we are involved in lawsuits and regulatory actions brought or threatened against us in the ordinary course of business. These actions and proceedings may involve claims for, among other things, compensation for alleged personal injury, workers' compensation, employment discrimination, or breach of contract. In addition, we may be subject to class action lawsuits, including those involving allegations of violations of consumer product statutes or the Fair Labor Standards Act and state wage and hour laws. Due to the inherent uncertainties of litigation, we cannot accurately predict the ultimate outcome of any such actions or proceedings. The outcome of litigation, particularly class action lawsuits and regulatory actions, is difficult to assess or quantify, as plaintiffs may seek recovery of very large or indeterminate amounts in these types of lawsuits, and the magnitude of the potential loss may remain unknown for substantial periods of time. In addition, plaintiffs in many types of actions may seek punitive damages, civil penalties, consequential damages or other losses, or injunctive or declaratory relief. These proceedings could result in substantial cost and may require us to devote substantial resources to defend ourselves. The ultimate resolution of these matters through settlement, mediation, or court judgment could have a material impact on our financial condition, results of operations, and cash flows.

We could be adversely affected if one of our products causes an aircraft to crash.

Our operations expose us to potential liabilities for personal injury or death as a result of the failure of an aircraft product that we have designed, manufactured or serviced. While we maintain liability insurance to protect us from future product liability claims, in the event of product liability claims, our insurers may attempt to deny coverage or any coverage we have may not be adequate. We also may not be able to maintain insurance coverage in the future at an acceptable cost. Any liability not covered by insurance or for which third-party indemnification is not available could result in significant liability to us.

In addition, a crash caused by one of our products could damage our reputation for quality products. We believe our customers consider safety and reliability as key criteria in selecting a provider of aircraft products. If a crash were to be caused by one of our products, or if we were to otherwise fail to maintain a satisfactory record of safety and reliability, our ability to retain and attract customers may be materially adversely affected.

Risks Related to Financial Matters

Tariffs on certain imports to the United States and other potential changes to U.S. tariff and import/export regulations may have a negative effect on global economic conditions and our business, financial results and financial condition.

We are subject to tariffs on imports of steel and aluminum into the United States. As the implementation of tariffs is ongoing, more tariffs may be added in the future. While any steel and aluminum we use in our products is produced primarily in North America, the tariffs may provide domestic steel and aluminum producers the flexibility to increase their prices, at least to a level where their products would still be priced below foreign competitors once the tariffs are taken into account. These tariffs could have an adverse impact on our financial results, which include, but are not limited to, products we sell that include steel and aluminum, and if we are unable to pass such price increases through to our customers, it would likely increase our cost of sales and, as a result, decrease our gross margins, operating income and net income. In addition, since 2018, the U.S. and China have imposed tariffs on each other's imports. Certain aircraft parts and components that manufacturers of large commercial aircraft procure are subject to these tariffs. Overall, the U.S.-China trade relationship remains stalled as economic and national security concerns continue to be a challenge. China is a significant market for commercial aircraft. To date, the impact of the tariffs has not been material to the Company.

In response to U.S. tariffs, a number of other countries are threatening to impose tariffs on U.S. imports, which, if implemented, could increase the price of our products in these countries and may result in our customers looking to alternative sources for our products. This would result in decreased sales, which could have a negative impact on our net income and financial condition. Any of these factors could depress economic activity and restrict our access to suppliers or customers and have a material adverse effect on our business, financial condition and results of operations.

Our financial results of operations could be adversely affected by impairment of our goodwill or other intangible assets.

When we acquire a business, we record goodwill equal to the excess of the amount we pay for the business, including liabilities assumed, over the fair value of the tangible and identifiable intangible assets of the business we acquire. Goodwill and other intangible assets that have indefinite useful lives must be evaluated at least annually for impairment. The specific guidance for testing goodwill and other non-amortized intangible assets for impairment requires management to make certain estimates and assumptions when allocating goodwill to reporting units and determining the fair value of reporting unit net assets and liabilities, including, among other things, an assessment of market conditions, projected cash flows, investment rates, cost of capital and growth rates, which could significantly impact the reported value of goodwill and other intangible assets. Changes in our estimates and assumptions could adversely impact projected cash flows and the fair value of reporting units. Fair value is generally determined using a combination of the discounted cashflow, market multiple and market capitalization valuation approaches. Absent any impairment indicators, we generally perform our evaluations annually in the fourth quarter, using available forecast information.

Mergers and acquisitions have resulted in significant increases in identifiable intangible assets and goodwill. Identifiable intangible assets, which primarily include customer relationships, tradename, technology and favorable leases, were approximately $606 million as of December 31, 2025, net of accumulated amortization. Goodwill recognized in accounting for the mergers and acquisitions was approximately $1.0 billion as of December 31, 2025. We may never realize the full value of our identifiable intangible assets and goodwill. If at any time we determine an impairment has occurred, we are required to reflect the reduction in value as an expense within operating income, resulting in a reduction of earnings and a corresponding reduction in our net asset value in the period such impairment is identified.

We may be subject to risks relating to changes in our tax rates or exposure to additional income tax liabilities.

We are subject to income taxes in the U.S., Germany, the United Kingdom, and France. The Company's domestic and international tax liabilities are dependent upon the location of earnings among these different jurisdictions. The Company's future results of operations could be adversely affected by changes in the Company's effective tax rate as a result of changes in the mix of earnings in countries with differing statutory tax rates, changes in the valuation of deferred tax assets, challenges by tax authorities or changes in tax laws or regulations. In addition, the amount of income taxes paid by the Company is subject to ongoing audits by U.S. federal, state and local tax authorities and by non-U.S. tax authorities. If these audits result in assessments different from amounts reserved, future financial results may include unfavorable adjustments to the Company's tax liabilities, which could have a material adverse effect on the Company's results of operations.

General Risks

We face risks related to health pandemics, epidemics, outbreaks and other public health crises.

A significant public health crisis, such as a pandemic, could cause an adverse impact on our employees, operations, supply chain and distribution system, and have a long-term impact on our business. Numerous uncertainties have risen from the public health crises in the past, including resurgences and the emergence and spread of variants, actions that may be taken by governmental authorities in response to public health crises, the efficacy and public acceptance of vaccines, and unintended consequences of the foregoing. Our ability to predict and respond to future changes resulting from potential health crises is uncertain. Even after a public health crisis subsides, there may be long-term effects on our business practices and customers in economies in which we operate that could severely disrupt our operations and could have a material adverse effect on our business, results of operations, cash flows and financial condition.

The commercial aerospace industry, in particular, was significantly disrupted, both domestically and internationally, by the COVID-19 pandemic, which resulted in governments around the world implementing stringent measures to help control the spread of the virus, including quarantines, "shelter in place" and "stay at home" orders, travel restrictions, business curtailments and other measures. As a result, demand for travel declined at a rapid pace beginning in the second half of 2020. If another public health crisis were to arise in the future, it may cause similar disruptions.

Similar as to what was experienced with the COVID-19 pandemic, a future global pandemic could disrupt the global supply chain and availability of raw materials, particularly electronic parts. A disruption in the supply chain could result in increased freight costs, raw material costs and labor costs from an inflationary environment. Our business could be adversely affected by disruptions in our ability to timely obtain raw materials and components from our suppliers in the quantities we require or on favorable terms. Although we believe, in most cases, that we could identify alternative suppliers, or alternative raw materials or component parts, the lengthy and expensive aviation authority and OEM certification processes associated with aerospace products could prevent efficient replacement of a supplier, raw material or component part. We will continue to evaluate the nature and extent to which a public health crisis would impact our business, supply chain, consolidated results of operations, financial condition, and liquidity.

Our stock price may be volatile, and an investment in our common stock could suffer a decline in value.

There has been significant volatility in the market price and trading volume of equity securities, which is unrelated to the operating performance of the companies issuing the securities. These market fluctuations may negatively affect the market price of our common stock. Stockholders may not be able to sell their shares at or above the purchase price due to fluctuations in the market price of our common stock. Such changes could be caused by changes in our operating performance or prospects, including possible changes due to the cyclical nature of the aerospace industry and other factors such as fluctuations in OEM and aftermarket ordering, which could cause short-term swings in profit margins. Or such changes could be unrelated to our operating performance, such as changes in market conditions affecting the stock market generally or the stocks of aerospace companies or changes in the outlook for our common stock, such as changes to or the confidence in our business strategy, changes to or confidence in our management, or expectations for future growth of the Company. Global health crises such as a global pandemic could also cause significant volatility in the market price.

Our future operating results will be impacted by changes in global economic and political conditions.

Our future operating results and liquidity are expected to be impacted by changes in general economic and political conditions that may affect, among other things, the following:

- The availability of credit and our ability to obtain additional or renewed bank financing, the lack of which could have a material adverse impact on our business, financial condition and results of operations and may limit our ability to invest in capital projects and planned expansions or to fully execute our business strategy;

- Market rates of interest, any increase in which would increase the interest payable on some of our borrowings and adversely impact our cash flow;

- Inflation, which has caused our suppliers to raise prices that we may not be able to pass on to our customers, which could adversely impact our business, including competitive position, market share and margins;

- The relationship between the U.S. dollar and other currencies, any adverse changes in which could negatively impact our financial results;

- The ability of our customers to pay for products and services on a timely basis, any adverse change in which could negatively impact sales and cash flows and require us to increase our bad debt reserves;

- The volume of orders we receive from our customers, any adverse change in which could result in lower operating profits as well as less absorption of fixed costs due to a decreased business base;

- The ability of our suppliers to meet our demand requirements, maintain the pricing of their products or continue operations, any of which may require us to find and qualify new suppliers;

- The issuance and timely receipt of necessary export approvals, licenses and authorizations from the U.S. Government, the lack or untimely receipt of which could have a material adverse effect on our business, financial condition and results of operations;

- The political stability and leadership of countries where our customers and suppliers reside, including military activity, training and threat levels, any adverse changes in which could negatively impact our financial results, such as the effects of the ongoing war in Ukraine, which include adverse impacts on energy availability and prices, natural materials availability and pricing, sanctions, loss of company markets and financial market impacts; and

- The volatility in equity capital markets that may continue to adversely affect the market price of our common shares, which may affect our ability to fund our business through the sale of equity securities and retain key employees through our equity compensation plans.

While general economic and political conditions have not impaired our ability to access credit markets and finance our operations to date, we may experience future adverse effects that may be material to our cash flows, competitive position, financial condition, results of operations or our ability to access capital.

We became a "controlled company" upon the listing of our shares on the New York Stock Exchange ("NYSE") pursuant to the Voting Agreement, within the meaning of the rules of the NYSE and, qualify for exemptions from certain corporate governance requirements. Shareholders will not have the same protections afforded to stockholders of companies that are subject to such requirements.

Abrams Capital, GPV Loar LLC, Dirkson Charles and Brett Milgrim directly control a majority of our voting power for election of directors pursuant to the Voting Agreement. Dirkson Charles is our President, Chief Executive Officer, Executive Co-Chairman and Director and Brett Milgrim is our Executive Co-Chairman and Director.

Under the NYSE rules, a company of which more than 50% of the voting power for the election of directors is held by an individual, group or another company is a "controlled company" and need not comply with certain requirements, including the requirement that a majority of the board of directors consist of independent directors and the requirements that our compensation and nominating and governance committees be composed entirely of independent directors. We are not utilizing and we do not intend to utilize these exemptions. However, for so long as we qualify as a "controlled company," we will maintain the option to utilize some or all of these exemptions. If we utilize these exemptions, we may not have a majority of independent directors and our compensation and nominating and governance committees may not consist entirely of independent directors, and such committees would not be subject to annual performance evaluations. Accordingly, in the event we elect to rely on these exemptions in the future, you would not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the NYSE.

Risks Related to Our Indebtedness

Our indebtedness, which is subject to variable interest rates, could adversely affect our financial health and could harm our ability to react to changes to our business.

We have a significant amount of indebtedness. As of December 31, 2025, the outstanding principal under the Credit Agreement was approximately $726 million.

Our indebtedness could have important consequences. For example, it could:

- increase our vulnerability to general economic downturns and adverse competitive and industry conditions;

- increase the risk we are subjected to downgrade or put on a negative watch by the ratings agencies;

- require us to dedicate a substantial portion of our cash flows from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital requirements, capital expenditures, acquisitions, research and development efforts and other general corporate requirements;

- limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

- place us at a competitive disadvantage compared to competitors that have less debt;

- negatively impact investors' perception of us;

- impact our ability to pay dividends and make other distributions or to purchase, redeem or retire capital stock; and

- limit, along with the financial and other restrictive covenants contained in the documents governing our indebtedness, among other things, our ability to borrow additional funds, make investments and incur liens.

In addition, we may be able to incur substantial additional indebtedness in the future. As of December 31, 2025, there remained available under our Credit Agreement $275 million in a Delayed Draw Term Loans Commitment and a $50 million Revolving Line of Credit. Although our Credit Agreement contains restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of significant qualifications and exceptions, and the indebtedness incurred in compliance with these qualifications and exceptions could be substantial. Our Credit Agreement requires the maintenance of a quarterly leverage ratio. There are also certain non-financial covenants in place limiting us, from, among other things, incurring other indebtedness, creating any liens on our properties, entering into merger or consolidation transactions, disposing of all or substantially all of our assets and payment of certain dividends and distributions. In addition, our Credit Agreement requires mandatory prepayments of the principal amount if there is excess cash flow, as defined, during a calendar year. A breach of any of the covenants or an inability to comply with the required leverage ratio could result in a default under our Credit Agreement.

Under our Credit Agreement, borrowings under the term loans, the Delayed Draw Term Loans and the Revolving Line of Credit may be designated as an Adjusted Term Secured Overnight Financing Rate (SOFR) loan or base rate loan at the option of the borrower. The interest rate on the SOFR rate loans accrue interest at the SOFR rate plus a margin of 4.25% or at the base rate plus a margin of 3.25% as long as the Company maintains a leverage ratio of less than 5.5 to 1. In addition, the unused portion of the Revolving Line of Credit carries a commitment fee of 0.375%. Accordingly, if SOFR or other variable interest rates increase, our debt service expense will also increase.

Servicing our indebtedness requires a significant amount of cash. Our ability to generate cash depends on many factors, and any failure to meet our debt service obligations could harm our business, financial condition and results of operations.

Our ability to make payments on and to refinance our indebtedness and to fund our operations will depend on our ability to generate cash in the future, which, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

Our business may not generate sufficient cash flow from operations, and future borrowings may not be available to us under our Credit Agreement or otherwise in amounts sufficient to enable us to service our indebtedness or to fund our other liquidity needs. If we cannot service our debt, we will have to take actions such as reducing or delaying capital investments, selling assets, restructuring or refinancing our debt or seeking additional equity capital. These remedies may not be available to us on commercially reasonable terms, or at all. Our ability to restructure or refinance our debt will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations. The terms of existing or future debt instruments may restrict us from adopting any of these alternatives.

The terms of our Credit Agreement restrict our current and future operations, particularly our ability to respond to changes or to take certain actions.

Our Credit Agreement contains a number of restrictive covenants that impose significant operating and financial restrictions on us and limit our ability to engage in acts that may be in our long-term best interests. The Credit Agreement includes covenants restricting, among other things, our ability to:

- incur or guarantee additional indebtedness or issue preferred stock;

- pay distributions on, redeem or repurchase our capital stock or redeem or repurchase our subordinated debt;

- make investments;

- sell assets;

- enter into agreements that restrict distributions or other payments from our restricted subsidiaries to us;

- incur or allow to exist liens;

- consolidate, merge or transfer all or substantially all of our assets;

- engage in transactions with affiliates;

- create unrestricted subsidiaries; and

- engage in certain business activities.

A breach of any of these covenants could result in a default under the Credit Agreement. If any such default occurs, the lenders under our Credit Agreement may elect to declare all outstanding borrowings, together with accrued interest and other amounts payable thereunder, to be immediately due and payable. The lenders under our Credit Agreement also have the right in these circumstances to terminate any commitments they have to provide further borrowings. In addition, following an event of default under our Credit Agreement, the lenders will have the right to proceed against the collateral granted to them to secure the debt, which includes our available cash. If the debt under our Credit Agreement were to be accelerated, our assets may not be sufficient to repay in full our debt. In addition, the terms of any future indebtedness may be more onerous, including restrictions on our ability to acquire additional businesses or assets, or limit the size of such acquisitions.

Risks Related to Ownership of Our Common Stock

We have incurred significant increased costs and became subject to additional regulations and requirements as a result of becoming a public company, and our management is now required to devote substantial time to new compliance matters, which could lower our profits or make it more difficult to run our business.

As a public company, we incur significant legal, regulatory, finance, accounting, investor relations, insurance and other expenses that we have not incurred as a private company, including costs associated with public company reporting requirements and costs of recruiting and retaining non-executive directors. We also have incurred and will continue to incur costs associated with the Sarbanes-Oxley Act, and the Dodd-Frank Wall Street Reform and Consumer Protection Act, and related rules implemented by the SEC and the NYSE. The expenses incurred by public companies for reporting and corporate governance purposes have been increasing. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty. Our management will need to devote a substantial amount of time to ensure that we comply with all of these requirements, diverting the attention of management away from revenue-producing activities. These laws and regulations also could make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our Board, our Board committees or as our executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our common stock, fines, sanctions, and other regulatory action and potentially civil litigation.

Our stock price may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares of our common stock at or above the price you paid or at all, and you could lose all or part of your investment as a result.

The market price of our common stock may be highly volatile and could be subject to wide fluctuations. You may not be able to resell your shares at the price you paid or at all due to a number of factors, including those listed in "Risks Related to our Strategy" and "Risks Related to our Operations."

Furthermore, the stock markets in general have experienced extreme volatility that, in some cases, may be unrelated or disproportionate to the operating performance of particular companies. These broad market and industry fluctuations may adversely affect the market price of our common stock, regardless of our actual operating performance. In addition, price volatility may be greater if the public float and trading volume of our common stock is low.

In the past, following periods of market volatility, stockholders have instituted securities class action litigation. If we were to become involved in securities litigation, it could have a substantial cost and divert resources and the attention of executive management from our business regardless of the outcome of such litigation.

Your percentage ownership in our Company may be diluted by future issuances of our common stock, which could reduce your influence over matters on which stockholders vote.

We have approximately 391 million shares of common stock authorized but unissued. Our certificate of incorporation authorizes us to issue these shares of common stock, other equity or equity-linked securities, options, and other equity awards relating to our common stock for the consideration and on the terms and conditions established by our Board in its sole discretion, whether in connection with acquisitions or otherwise. Issuances of common stock or voting preferred stock would reduce your influence over matters on which our stockholders vote, and, in the case of issuances of preferred stock, would likely result in your interest in us being subject to the prior rights of holders of that preferred stock, if any.

In the future, we may also issue our common stock in connection with investments or acquisitions. The number of shares of our common stock issued in connection with an investment or acquisition could constitute a material portion of our then-outstanding shares of our common stock. Any issuance of additional securities in connection with investments or acquisitions may result in additional dilution to you.

Because we have no current plans to pay cash dividends on our common stock, you may not receive any return on investment unless you sell your shares of common stock for a price greater than that which you paid for it.

We have no current plans to pay cash dividends on our common stock. The declaration, amount, and payment of any future dividends will be at the sole discretion of our Board, and will depend on, among other things, general and economic conditions, our results of operations and financial condition, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and implications on the payment of dividends by us to our stockholders or by our subsidiaries to us, including restrictions under our Credit Agreement and other indebtedness we may incur, and such other factors as our Board may deem relevant.

As a result, you may not receive any return on an investment in our common stock unless you sell our common stock for a price greater than your purchase price.

Future sales, or the perception of future sales, by us or our existing stockholders in the public market could cause the market price for our common stock to decline.

The sale of substantial amounts of shares of our common stock in the public market, or the perception that such sales could occur, including sales by our founders, could harm the prevailing market price of shares of our common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

We have a total of 93,622,471 shares of our common stock outstanding. Any shares held by our affiliates, as that term is defined under Rule 144 under the Securities Act, including our directors, executive officers, and other affiliates, may be sold only in compliance with certain limitations, including the limitations under Rule 144.

In addition, pursuant to the registration rights agreement, certain of our existing stockholders have the right, subject to certain conditions, to require us to facilitate the public offering of their shares of our common stock under the Securities Act. By exercising their registration rights and selling a large number of shares, such existing stockholders could cause the prevailing market price of our common stock to decline. The shares covered by registration rights represent approximately 53% of common stock outstanding.

We have filed a Registration Statement on Form S-8 under the Securities Act to register shares of our common stock or securities convertible into or exchangeable for shares of our common stock issued pursuant to the 2024 Plan, which automatically became effective upon filing. Accordingly, shares registered under such registration statement will be available for sale in the open market. The initial registration statement on Form S-8 covers 9,000,000 shares of common stock.

As restrictions on resale end, or if the existing stockholders exercise their registration rights, or in the event that common stock is issued pursuant to the 2024 Plan, the market price of our shares of common stock could drop significantly if the holders of these shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of our shares of common stock or other securities

If securities analysts do not publish research or reports about our business or if they downgrade our stock or our sector, our stock price and trading volume could decline.

The trading market for our common stock depends in part on the research and reports that industry or financial analysts publish about us or our business. We do not control these analysts. Furthermore, if one or more of the analysts who do cover us downgrades our stock or our industry, or the stock of any of our competitors, or publish inaccurate or unfavorable research about our business, the price of our stock could decline. If one or more of these analysts ceases coverage of the Company or fails to publish reports on us regularly, we could lose visibility in the market, which in turn could cause our stock price or trading volume to decline.

Anti-takeover provisions in our organizational documents and under Delaware law could delay or prevent a change of control.

Certain provisions of our organizational documents may have an anti-takeover effect and may delay, defer, or prevent a merger, acquisition, tender offer, takeover attempt, or other change of control transaction that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by our stockholders. These provisions provide for, among other things:

- a classified board of directors, as a result of which our Board is divided into three classes, with each class serving for staggered three-year terms;

- limitations on stockholder action by written consent;

- certain limitations on convening special stockholder meetings;

- advance notice requirements for nominations of directors by stockholders and for stockholders to include matters to be considered at our annual meetings;

- the removal of directors only for cause and only upon the affirmative vote of the holders of at least 66 2/3% of the shares of common stock entitled to vote generally in the election of directors; and

- limitations on cumulative voting;

- the ability of our Board to issue one or more series of preferred stock;

- certain limitations on business combinations with interested stockholders; and

- the required approval of at least 66 2/3% of the voting power of the outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class, to adopt, amend, or repeal certain provisions of our certificate of incorporation.

These anti-takeover provisions could make it more difficult for a third party to acquire us, even if the third party's offer may be considered beneficial by many of our stockholders. These provisions also may have the effect of preventing changes in our Board and may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests. As a result, our stockholders may be limited in their ability to obtain a premium for their shares.

Our Board is authorized to issue and designate shares of our preferred stock in additional series without stockholder approval.

Our certificate of incorporation authorizes our Board, without the approval of our stockholders, to issue 1 million shares of our preferred stock, subject to limitations prescribed by applicable law, rules and regulations and the provisions of our certificate of incorporation, as shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series and to fix the designation, powers, preferences and rights of the shares of each such series, and the qualifications, limitations, or restrictions thereof. The powers, preferences and rights of these additional series of preferred stock may be senior to or on parity with our common stock, which may reduce its value.

Our certificate of incorporation provides that the Court of Chancery of the State of Delaware (or if such court does not have jurisdiction, another state or the federal courts (as appropriate) located within the State of Delaware) will be the sole and exclusive forum for certain stockholder litigation matters, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees, or stockholders.

Our certificate of incorporation provides that unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the United States District Court for the District of Delaware) will be the sole and exclusive forum for any (i) derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (iii) any action asserting a claim against the Company or any director or officer of the Company arising pursuant to any provision of the Delaware General Corporation Law, our certificate of incorporation or our bylaws or (iv) any other action asserting a claim against the Company or any director or officer of the Company that is governed by the internal affairs doctrine; provided that for the avoidance of doubt, the forum selection provision that identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action," will not apply to suits to enforce a duty or liability created by the Securities Act, the Exchange Act or any other claim for which there is exclusive federal or concurrent federal and state jurisdiction. Our certificate of incorporation further provides that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the federal securities laws of the United States, including any claims under the Securities Act and the Exchange Act. However, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce a duty or liability created by the Securities Act or the rule and regulations thereunder and accordingly, we cannot be certain that a court would enforce these exclusive forum provisions. In the event a court finds any such exclusive forum provision contained in our certificate of incorporation to be unenforceable or inapplicable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, operating results and financial condition.

Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and consented to the forum provisions in our certificate of incorporation. while the provisions in our certificate of incorporation benefit us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against us or our directors and officers.

Pursuant to the Voting Agreement, Abrams Capital, GPV Loar LLC, Dirkson Charles and Brett Milgrim directly control a majority of the voting power of the shares of our common stock eligible to vote in the election of our directors, and their interests may conflict with ours or yours in the future.

Pursuant to the Voting Agreement, Abrams Capital, GPV Loar LLC, Dirkson Charles and Brett Milgrim are required to vote all of the shares of common stock owned by them in elections for directors to our board to include individuals designated by Abrams Capital, GPV Loar LLC, Dirkson Charles and Brett Milgrim. Accordingly, Abrams Capital, GPV Loar LLC, Dirkson Charles and Brett Milgrim control a majority of the voting power of the shares of our common stock eligible to vote in the election of our directors. Even if Abrams Capital, GPV Loar LLC, Dirkson Charles and Brett Milgrim collectively cease to own shares of our common stock representing a majority of the total voting power, for so long as the Voting Agreement remains in effect and Abrams Capital, GPV Loar LLC, Dirkson Charles and Brett Milgrim continue to own a significant percentage of our common stock, Abrams Capital, GPV Loar LLC, Dirkson Charles and Brett Milgrim, through their collective voting power, will still be able to significantly influence the composition of our board of directors and the approval of actions requiring stockholder approval. The Voting Agreement terminates automatically upon the earlier of (a) the 10th anniversary of its effective date and (b) the first date that the aggregate number of shares of our common stock beneficially owned by either Abrams Capital and its controlled affiliates or GPV Loar LLC and its controlled affiliates is equal to or less than 10%. In particular, Abrams Capital, GPV Loar LLC, Dirkson Charles and Brett Milgrim could effectively preclude any unsolicited acquisition of us. The concentration of voting power could deprive you of an opportunity to receive a premium for your shares of common stock as part of the sale of us and ultimately might affect the market price of our common stock.

Insiders have substantial influence over us, which could limit your ability to affect the outcome of key transactions, including a change of control.

Our directors and executive officers and their affiliates beneficially own shares representing approximately 54% of our outstanding common stock. As a result, these stockholders, if they act together, are able to influence our management and affairs and all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control of our company and might affect the market price of our common stock. Furthermore, the interests of these stockholders may not align with those of stockholders more broadly.

Item 1B. Unresolved Staff Comments.

None.

Item 1C. Cybersecurity.

Our information technology (IT) systems process, store, and transmit sensitive information, and we are heavily reliant on IT to operate our business. As such, IT security is viewed as a critical aspect of our business and one which we must continually evaluate and optimize in order to ensure ongoing effectiveness across the business in meeting the challenge of evolving cyber threats.

We have incorporated a number of technical, administrative and personnel controls in order to holistically address cybersecurity threats across the business.

Cybersecurity Policies and Standards

We have a comprehensive collection of documented policies and standards that are leveraged to establish and affirm expectations for security controls, mitigate known cybersecurity risks and provide consistent levels of protection across the Company. Our policies and standards are effective in meeting numerous compliance requirements while simultaneously reducing duplication of controls.

Incident Response

Our incident response plan provides consistent guidance for preparing for cybersecurity incidents and events, establishes clear ownership of roles and responsibilities during a cyber incident, and has inter-dependent processes for detecting and responding to cyber incidents to include leveraging guidance from the legal team. We have retained a trusted and experienced third-party investigator/negotiator, and also maintain cybersecurity insurance to help mitigate the potential effects of a catastrophic cyber event.

Technical Controls

We have implemented a technical security architecture consisting of a multitude of controls to identify, protect, detect, and respond to cybersecurity events. Continually evaluating common and best practices for deploying these controls, as well as determining when new or alternative controls may be more appropriate or effective, aids in our ability to counter actions from evolving threat actors. We also leverage various sources of cyber intelligence to ensure that technical controls maintain optimal configuration and deployment models to increase control effectiveness.

Third Party Security Monitoring

Leveraging an industry recognized expert in cybersecurity monitoring, we have incorporated cybersecurity monitoring to increase visibility, awareness and responsiveness to cyber threat actors. Our monitoring partner is able to quickly analyze and alert us to suspicious activity, as well as take part in any active cyber investigation when necessary. The monitoring expertise provided allows us to focus on other aspects of cybersecurity while simultaneously ensuring that we are prepared to detect and respond appropriately to security incidents.

Testing and Validation

We have incorporated multiple avenues of control and process testing and validation across the company. Our internal audit team regularly tests controls against established policies and standards. We leverage a trusted partner for performing regular penetration tests, to include phishing simulation exercises. Our IT and security team regularly conduct control validation exercises for each of the business units. We conduct regular incident response tabletop exercises to test and validate awareness of roles and responsibilities of incident responders across the organization and to educate individuals as to real world security incident scenarios.

Security Awareness

All employees are required to undertake security awareness training on a number of topics including phishing awareness, importance of cybersecurity and proper cyber hygiene, insider threat awareness and roles and responsibilities. Our IT and security teams regularly update training modules being leveraged in order to provide timely and relevant awareness, as well as to aid in better individual engagement with the training.

Management of Third-Party Risks

We manage third-party risks from vendors and service providers by requiring that providers comply with our cybersecurity requirements and employ appropriate security controls in accordance with local, state and Federal laws. We evaluate applicable security controls of vendors and providers prior to contracting and at least annually thereafter. We evaluate the impact of any control deficiencies or exceptions identified during the review process and consider the effectiveness of the service provider's remediation plans and their commitment to addressing identified issues when determining continued engagement with the service provider.

Board Oversight and Management's Role

Our cybersecurity program is led by our Chief Information Security Officer (CISO) at the direction of the CFO in coordination with our Director of IT. Our CISO has over 30 years of experience in cybersecurity and cyber risk management. His role includes assessing enterprise cybersecurity risks, developing policies and standards for the cybersecurity program, developing strategies for mitigating cybersecurity risks and informing senior leadership on cybersecurity related issues and activities affecting the organization. The CISO works with the IT and security team to implement cybersecurity controls across the organization.

Our Board of Directors is ultimately responsible for cybersecurity risk and has delegated its oversight to the Audit Committee. The Audit Committee considers cybersecurity risks in connection with its financial and compliance risk oversight role. The Audit Committee receives updates on cybersecurity risks and key initiatives for mitigating those risks from the CISO and CFO.

For more information about the potential impact of cybersecurity risks, please refer to Item 1A. Risk Factors.

Item 2. Properties.

We maintain 19 properties, of which fifteen are manufacturing facilities and four are office, warehousing, processing and/or other types of facilities. Of the fifteen manufacturing facilities, (i) we maintain eleven facilities in the United States, of which we own eight and lease three, (ii) we own one facility and lease one facility in the United Kingdom, (iii) we lease a facility in Germany, and (iv) we own a facility in France. Of the remaining four facilities, all of which are in the United States, we own one facility and lease three facilities. See Note 6, Property, Plant and Equipment and Note 13, Leases, of the Notes to Consolidated Financial Statements.

Most of our manufacturing facilities contain manufacturing, distribution and engineering functions, and most facilities have certain administrative functions, including management, sales and finance. Our headquarters is located at our manufacturing facility in White

Plains, New York, which is a facility we own that is approximately 42,500 square feet in size. We believe that our existing facilities are sufficient to meet our operational needs for the foreseeable future.

Item 3. Legal Proceedings.

We are involved in various legal actions arising in the normal course of business. Based upon our and our legal counsel's evaluations of any claims or assessments, management is of the opinion that the outcome of these matters will not have a material adverse effect on our results of operations, financial position or cash flows.

Item 4. Mine Safety Disclosures.

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market Information

Our common stock is traded on the New York Stock Exchange, or NYSE, under the ticker symbol "LOAR."

Holders

As of February 16, 2026, there were 9 stockholders of record of our common stock. Because many of our shares of common stock are held by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of stockholders represented by these record holders.

Dividends

We have never declared or paid and we have no current plans to pay cash dividends on our common stock. The declaration, amount, and payment of any future dividends will be at the sole discretion of our Board, and will depend on, among other things, general and economic conditions, our results of operations and financial condition, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and implications on the payment of dividends by us to our stockholders or by our subsidiaries to us, including restrictions under our Credit Agreement and other indebtedness we may incur, and such other factors as our Board may deem relevant.

Performance Graph

Presented below is a line graph comparing the cumulative total return of a hypothetical investment in the shares of common stock of Loar Holding Inc. with the cumulative total return of a hypothetical investment in each of the S&P 500 Index and the S&P Aerospace & Defense Select Index. An investment of $100 is assumed to have been made in our common stock and in each of the indexes on April 25, 2024, and its relative performance is tracked through December 31, 2025. The following performance graph and related information shall not be deemed "soliciting material" nor to be "filed" with the SEC, nor shall such information be incorporated by reference into any future filings under the Securities Act of 1933 or the Exchange Act, each as amended, except to the extent we specifically incorporate it by reference into such filing.



Comparison Monthly Cumulative Total Return from IPO
Among Loar Holdings Inc., S&P 500 Index and the S&P Aerospace and Defense Index
$200.00
$180.00
$160.00
$140.00
$120.00
$100.00
$80.00
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LOAR
S&P 500 Index
S&P Aerospace and Defense Index

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

You should read the following discussion in conjunction with our audited consolidated financial statements including the related notes thereto, beginning on page F-1 of this Form 10-K. In addition to historical information, this discussion contains forward-looking statements that involve risks and uncertainties. You should read the sections of this 10-K titled "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements" for a discussion of the factors that could cause our actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis. For purposes of this section, references to the "Company," "Loar," "we," "us," and "our" refer to Loar Holdings Inc., together with Loar Group Inc. and its other subsidiaries.

Overview

We specialize in the design, manufacture, and sale of niche aerospace and defense components that are essential for today's aircraft and aerospace and defense systems. We focus on mission-critical highly engineered solutions with high intellectual property content. Furthermore, our products have significant aftermarket exposure, which has historically generated predictable and recurring revenue. We estimate that approximately 55% of our 2025 net sales were derived from aftermarket products.

The products we manufacture cover a diverse range of applications supporting nearly every major aircraft platform in use today and include auto throttles, lap-belt airbags, two- and three-point seat belts, water purification systems, fire barriers, polyimide washers and bushings, latches, interior securing devices, hold-open and tie rods, temperature and fluid sensors and switches, carbon and metallic brake discs, fluid and pneumatic-based ice protection, RAM air components, sealing solutions and motion and actuation devices, customized edge-lighted panels and knobs and annunciators for incandescent and LED illuminated pushbutton switches, high-performance fans and cooling devices, lighting, Human-Machine Interface products, and bespoke lighting systems, among others.

We primarily serve three core end markets: commercial aerospace, business jet and general aviation, and defense, which have long historical track records of consistent growth. We also serve a diversified customer base within these end markets where we maintain long-standing customer relationships. We believe that the demanding, extensive and costly qualification process for new entrants, coupled with our history of consistently delivering exceptional solutions for our customers, has provided us with leading market positions and created significant barriers to entry for potential competitors. By utilizing differentiated design, engineering, and manufacturing capabilities, along with a highly targeted acquisition strategy, we have sought to create long-term, sustainable value with a consistent, global business model.

As a specialized supplier in the aerospace and defense component industry, we believe we are well positioned to deliver innovative, mission-critical solutions to a wide array of aerospace and defense customers. Our key competitive strengths support our ability to offer differentiated solutions to our customers. We have a portfolio of mission-critical, niche aerospace and defense components that we believe hold leading market positions. We have intellectual property-driven proprietary products and expertise in an industry with high barriers to entry. We are strategically focused on higher-margin aftermarket content. We have highly diversified revenue streams, and our diversification stretches across end-markets, customers, platforms, and product category or application. We have an established business model with a lean, entrepreneurial structure. We have a disciplined and strategic approach to acquisitions with a history of successful integration. We have a track record of strong growth, margins and cash flow generation.

Corporate Conversion

Prior to April 16, 2024, we operated as a Delaware limited liability company under the name Loar Holdings, LLC. On April 16, 2024, we converted to a Delaware corporation and changed our name to Loar Holdings Inc. In the conversion, holders of Loar Holdings, LLC units received 377,450.980392157 shares of common stock of Loar Holdings Inc. for each unit of Loar Holdings, LLC. The purpose of the corporate conversion was to reorganize our structure so that the entity that offered our common stock to the public in our IPO was a corporation rather than a limited liability company, so that existing investors and new investors in the offering would own our common stock rather than equity interests in a limited liability company.

Initial Public Offering

On April 29, 2024, we completed our IPO in which we issued and sold 12.6 million shares of our common stock at an IPO price of $28.00 per share. The Company received net proceeds from the IPO of approximately $325.4 million after deducting underwriting discounts, commissions and other offering costs of $28.8 million.

Follow-on Offering

On December 12, 2024, we completed the Follow-On Offering in which we issued 3,852,500 shares of our common stock at a price of $85.00 per share. The Company received net proceeds from the offering of approximately $311.5 million after deducting underwriting discounts, commissions and other offering costs of $16.0 million.

Acquisitions

On August 26, 2024, we acquired 100% of the membership interests of Applied Avionics, LLC, a Delaware LLC (AAI), which was formerly known as Applied Avionics, Inc., from AAI Holdings, Inc., a Delaware corporation (AAI Parent), for approximately $383.5 million in cash. AAI Parent is owned by certain individual shareholders thereof, including certain members of AAI's management team. Incorporated in 1968, AAI designs, develops and manufactures highly engineered avionics interface solutions.

On July 28, 2025, the Company completed the acquisition of Beadlight Ltd. (Beadlight) for £24.6 million ($33.1 million). Beadlight designs, develops, and manufactures illumination solutions, air filtration systems, and Human-Machine Interface products from its facility in Witney, England. The purchase price was paid by the Company with cash on hand.

On December 23, 2025, the Company acquired 100% of the issued and outstanding equity interests and paid the outstanding debt of LMB Fans & Motors (LMB) for $474.8 million in cash and $0.9 million of deferred purchase obligation. Founded over 60 years ago, LMB is a global specialty player in the design and production of tailor-made high-performance fans and motors. Leveraging its many decades of expertise and proprietary designs, LMB provides the market with 2,000+ unique fans, blowers, motors and specialized rotating machines.

See Note 2, Acquisitions, of the Notes to Consolidated Financial Statements for further information.

Recent Developments

On January 21, 2026, the Company acquired Harper Engineering for $250 million in cash. Founded in 1968, Harper Engineering is a leading manufacturer of mechanically engineered devices for aircraft interiors and holds a proprietary portfolio of latching and securing mechanisms used across multiple leading commercial aerospace platforms.

The acquisition was financed through the drawdown of $240 million of Delayed Draw Term Loans available under the Company's existing Credit Agreement and cash on hand. The Delayed Draw Term Loans will mature on the same date, will amortize, and will bear the same interest rate as the existing term loans outstanding under the Credit Agreement.

Results of Operations

The following table sets forth, for the years ended December 31, 2025, 2024, and 2023, certain operating data of the Company, including presentation of the amounts as a percentage of net sales (in thousands unless otherwise indicated):

	Years Ended December 31,					
	2025		2024		2023	
	Dollars	% of Net Sales	Dollars	% of Net Sales	Dollars	% of Net Sales
Net sales	$ 496,283	100.0%	$ 402,819	100.0%	$ 317,477	100.0%
Cost of sales	234,958	47.3%	203,994	50.6%	163,213	51.4%
Gross profit	261,325	52.7%	198,825	49.4%	154,264	48.6%
Selling, general and administrative expenses	143,642	28.9%	112,255	27.9%	82,141	25.9%
Transaction expenses	11,281	2.4%	3,390	0.9%	3,394	1.1%
Other (expense) income	(159)	—	4,452	1.1%	762	0.2%
Operating income	106,243	21.4%	87,632	21.7%	69,491	21.9%
Interest expense, net	25,665	5.2%	52,112	12.9%	67,054	21.1%
Refinancing costs	—	—	6,459	1.6%	—	—%
Income before income taxes	80,578	16.2%	29,061	7.2%	2,437	0.8%
Income tax provision	(8,432)	(1.7)%	(6,830)	(1.7)%	(7,052)	(2.2)%
Net income (loss)	72,146	14.5%	22,231	5.5%	(4,615)	(1.4)%
Cumulative translation adjustments, net of tax	(2,688)	(0.5)%	(96)	—%	410	0.1%
Comprehensive income (loss)	$ 69,458	14.0%	$ 22,135	5.5%	$ (4,205)	(1.3)%
Other Data:						
EBITDA [1]	$ 157,243		$ 130,702		$ 107,515	
Adjusted EBITDA [1]	189,124		146,336		112,743	
Net income (loss) margin		14.5%		5.5%		(1.4)%
Adjusted EBITDA Margin [1]		38.1%		36.3%		35.5%

[1] Refer to "Non-GAAP Financial Measures" in this discussion and analysis for additional information and limitations regarding these non-GAAP financial measures, including a reconciliation to the comparable GAAP financial measure.

Year ended December 31, 2025 compared with year ended December 31, 2024

Net Sales

Net sales for the year ended December 31, 2025 increased $93.5 million, or 23.2%, to $496.3 million as compared to $402.8 million for the year ended December 31, 2024.

Net organic sales represent net sales from our existing businesses for comparable periods and exclude net sales from acquisitions. We include net sales from new acquisitions in net organic sales from the 13th-month after the acquisition on a comparative basis with the prior period. Net acquisition sales for the year ended December 31, 2025 represent net sales from businesses acquired either during the year ended 2025 or net sales from acquisitions that were completed in 2024 for which there are no comparable net sales during the prior year. We believe this measure provides an understanding of underlying sales trends as it provides net sales comparisons on a consistent basis. See Note 2, Acquisitions, of the Notes to Consolidated Financial Statements for further information on the Company's acquisition activities.

Organic Sales

Net organic sales for the year ended December 31, 2025 increased $51.4 million, or 12.7%, to $454.2 million as compared to $402.8 million for the year ended December 31, 2024. This increase in net organic sales is primarily related to increases in aftermarket commercial sales ($27.4 million, an increase of 18.5%), OEM commercial sales ($12.5 million, an increase of 9.3%), and defense sales ($14.4 million, an increase of 16.2%), partially offset by a reduction in non-aviation sales of ($3.1 million or 10.1%). The increase in aftermarket commercial sales is primarily attributable to increases in global commercial air travel demand. The increase in OEM commercial sales is driven by the increased production rates and deliveries for both narrow-body and wide-body aircraft. The increase in defense sales is primarily driven by increased market share due to new product launches and an increased demand for defense products globally. The reduction in non-aviation sales is primarily attributable to reduced demand for auto brakes and restraints.

Net acquisition sales of $42.1 million for the year ended December 31, 2025 is made up of AAI and Beadlight which were acquired on August 26, 2024 and July 28, 2025, respectively. This represents 10.5% of the increase in total net sales for the year ended December 31, 2025 compared to the year ended December 31, 2024.

Gross Profit and Cost of Sales

Cost of sales for the year ended December 31, 2025 increased $31.0 million or, 15.2%, to $235.0 million compared to $204.0 million for the year ended December 31, 2024. Cost of sales and the related percentage of net sales for the years ended December 31, 2025 and 2024 were as follows (in thousands except for percentages):

	Years Ended December 31,			
	2025	**2024**	**Change**	**% Change**
Cost of sales - excluding costs below	$ 226,257	$ 196,450	$ 29,807	15.2%
% of net sales	*45.6%*	*48.8%*		
Amortization of intangible and other long-term assets	4,921	3,532	1,389	39.3%
% of net sales	*1.0%*	*0.9%*		
Acquisition and facility integration costs	3,735	2,910	825	28.4%
% of net sales	*0.7%*	*0.7%*		
Recognition of inventory step-up	45	1,102	(1,057)	(95.9)%
% of net sales	*—%*	*0.2%*		
Total cost of sales	$ 234,958	$ 203,994	$ 30,964	15.2%
% of net sales	*47.3%*	*50.6%*		
Gross profit (Net sales less Total cost of sales)	$ 261,325	$ 198,825	$ 62,500	31.4%
Gross profit percentage (Gross profit / Net sales)	*52.7%*	*49.4%*		

Cost of sales for the year ended December 31, 2025 decreased as a percentage of net sales principally due to the effect of our fixed overhead costs supporting higher production and sales levels.

Gross profit as a percentage of net sales increased 3.3% to 52.7% for the year ended December 31, 2025 from 49.4% for the year ended December 31, 2024. This decrease is primarily attributable to our operating leverage, execution of strategic value drivers, favorable sales mix, and lower inventory step-up amortization costs, partially offset by slightly higher amortization expense for intangible and other long-term assets.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased by $31.4 million to $143.6 million, or 28.9% as a percentage of net sales, for the year ended December 31, 2025 from $112.2 million, or 27.9% as a percentage of net sales, for the year ended December 31, 2024. Selling, general and administrative expenses and the related percentage of net sales for the years ended December 31, 2025 and 2024 were as follows (amounts in thousands except for percentages):

| | Years Ended December 31, | | | |
	2025	2024	Change	% Change
Selling, general and administrative expenses - excluding costs below	$ 79,785	$ 62,498	$ 17,287	27.7%
% of net sales	*16.1%*	*15.5%*		
Amortization of intangible assets	34,144	28,295	5,849	20.7%
% of net sales	*6.9%*	*7.0%*		
Stock based compensation expense	14,931	11,103	3,828	34.5%
% of net sales	*3.0%*	*2.8%*		
Acquisition and facility integration costs	1,730	1,581	149	9.4%
% of net sales	*0.3%*	*0.4%*		
Research and development expenses	13,052	8,778	4,274	48.7%
% of net sales	*2.6%*	*2.2%*		
Total selling, general and administrative expenses	$ 143,642	$ 112,255	$ 31,387	28.0%
% of net sales	*28.9%*	*27.9%*		

Selling, general and administrative expenses increased by 1.0% as a percentage of net sales for the year ended December 31, 2025 when compared to the year ended December 31, 2024. This was due to additional costs associated with being a public company, including compliance with the Sarbanes-Oxley Act and additional organizational costs, research and development expenses, and stock-based compensation expense, partially offset by lower amortization of intangible assets.

Transaction Expenses

Transaction expenses were $11.3 million and $3.4 million, in the years ended December 31, 2025 and 2024, respectively. This increase is primarily related to the acquisition of LMB that was consummated in December 2025 and Harper Engineering that was consummated in January 2026. Transaction costs can fluctuate from year to year depending on the size and number of acquisitions in each year.

Other (Expense) Income

Other expense for the year ended December 31, 2025 was $0.2 million. Other income for the year ended December 31, 2024 was $4.5 million and relates to a $2.9 million reduction in the estimated contingent purchase price for the CAV acquisition and $1.7 million of proceeds received from the settlement of buyer-side representations and warranties insurance covering the acquisition of DAC.

Operating Income

Operating income for the year ended December 31, 2025, was $106.2 million, or 21.4% as a percentage of net sales, compared to $87.6 million, or 21.7% as a percentage of net sales for the year ended December 31, 2024. The increase in operating income is due to the factors discussed above.

Interest Expense

Interest expense for the year ended December 31, 2025 decreased $26.4 million, or 50.8%, to $25.7 million compared to $52.1 million for the year ended December 31, 2024. This decrease was attributable to lower average outstanding debt and lower interest rates.

Income Tax Provision

The income tax provision was $8.4 million for the year ended December 31, 2025 compared to $6.8 million for the year ended December 31, 2024. The increase was primarily due to the effect of an increase in pretax income of $51.5 million to $80.6 million for the year ended December 31, 2025 from $29.1 million for the year ended December 31, 2024 partially offset by the release of a valuation allowance on the Company's deferred tax asset for its disallowed interest carryforward during the year ended December 31, 2025. The release of the valuation allowance was due to a change in tax law from the OBBBA.

Net Income

Net income for the year ended December 31, 2025 was $72.1 million, or 14.5% as a percentage of net sales, compared to net income for the year ended December 31, 2024 of $22.2 million, or 5.5% as a percentage of net sales. The increase in net income is primarily due the factors discussed above.

Year ended December 31, 2024 compared with year ended December 31, 2023

Refer to the discussion in Item 7. "Management's Discussion and Analysis of Financial Conditions and Results of Operations" of Form 10-K for the year ended December 31, 2024, as filed with the SEC on March 31, 2025 for our results of operations for year ended December 31, 2024 compared with the year ended December 31, 2023.

Outlook

As we look to 2026, we anticipate net sales growth to be driven by organic growth, in particular the conversion of high levels of backlog of our existing products, and the impact from strategic acquisitions. Backlog primarily consists of firm orders for products that have not yet shipped. Continued inflationary pressures, tariffs, and supply chain disruptions may lead to higher material and labor costs but we do not expect them to materially affect our outlook or business goals. During 2026, we plan to continue our commitment to develop new products and services, further market penetration, and pursue an aggressive acquisition strategy while seeking to maintain our financial strength and flexibility.

Seasonality

We do not believe our net sales are subject to significant seasonal variations.

Liquidity and Capital Resources

The following table summarizes our capitalization as of December 31, 2025 and 2024 (in thousands unless otherwise indicated):

	As of December 31,	
	2025	**2024**
Cash and cash equivalents	$ 84,827	$ 54,066
Debt:		
Credit Agreement debt (including current portion)	726,366	281,366
Other	1,500	—
	727,866	281,366
Less: unamortized debt issuance costs	(12,166)	(4,073)
Finance lease liabilities (including current portion)	3,170	3,402
Total debt	718,870	280,695
Stockholders' equity	1,174,753	1,088,505
Total capitalization (debt plus equity)	1,893,623	1,369,200
Total debt to total capitalization	38%	21%

Our principal historical liquidity requirements have been for acquisitions, capital expenditures, servicing indebtedness and working capital needs. We fund our investing activities primarily from cash provided by our operating and financing activities. As of December 31, 2025, we had availability of $275 million of a Delayed Draw Term Loans Commitment and a $50 million Revolving Line of Credit. Based on our current outlook, we believe that net cash provided by operating activities and available borrowings under our Credit Agreement will be sufficient to fund our cash requirements for at least the next twelve months. As we continue to expand our business, including by acquisitions we may make, we may in the future require additional working capital for increased costs.

Operating Activities

Net cash provided by operating activities was $112.3 million in the year ended December 31, 2025 compared to $55.0 million in the year ended December 31, 2024. The $57.3 million increase was primarily driven by an increase in net income of $49.9 million adjusted for noncash items, partially offset by an increase in working capital.

Investing Activities

Net cash used in investing activities totaled $520.9 million in the year ended December 31, 2025 and was principally attributable to the acquisitions of LMB for $474.8 million and Beadlight for $33.1 million, as well as capital expenditures of $13.0 million.

Net cash used in investing activities totaled $392.1 million in the year ended December 31, 2024 and was principally attributable to the acquisition of AAI for $383.5 million, as well as capital expenditures of $8.9 million.

Further details regarding our acquisition activities may be found in Note 2, Acquisitions, of the Notes to Consolidated Financial Statements.

Financing Activities

Net cash provided by financing activities in the year ended December 31, 2025 totaled $439.2 million. We borrowed $445.0 million under our Credit Agreement for the acquisition of LMB and paid $8.9 million for debt issuance costs. There were no principal payments made on our Credit Agreement.

Net cash provided by financing activities in the year ended December 31, 2024 of $370.0 million was principally related to the net proceeds received from our IPO and Follow-on Offering of $637.0 million and proceeds from the August 26, 2024 borrowing of $360.0 million incremental term loan for the acquisition of AAI, partially offset by payments on our Credit Agreement of $617.9 million.

Credit Agreement

Our long-term debt consists primarily of borrowings under our Credit Agreement.

On March 26, 2024, the Credit Agreement was amended to extend the termination date of the Delayed Draw Term Loans Commitment by approximately nine months, extending it from April 1, 2024 to December 31, 2024.

On April 10, 2024, the Credit Agreement was amended to permit certain non-pro rata open market purchases of term loans pursuant to open market purchases. On that date, we also entered into that certain Master Open Market Purchase Agreement, by and lender and the Company. (the "Master Open Market Purchase Agreement") to repurchase term loans on a non-pro rata basis subject to certain conditions as set forth therein.

On May 3, 2024, the Company used a portion of the net proceeds from its IPO to repay $284.6 million aggregate principal amount of term loans under its Credit Agreement plus accrued interest of $0.3 million. The Company wrote-off $0.8 million in unamortized debt issuance costs and expensed $0.8 million in refinancing costs associated with the amendment of the Credit Agreement.

On May 10, 2024, the Credit Agreement was amended to extend the maturity date to May 10, 2030 from April 2, 2026 and reduce the applicable margin by between 2.0 and 2.5 percentage points based on the Company's leverage ratio. At the Company's election, interest on loans will accrue at the SOFR rate plus the applicable margin of 4.75% or at the base rate plus the applicable margin of 3.75% as long as the Company maintains a leverage ratio of less than 5.5 to 1. The Company also increased the existing availability under its Delayed Draw Term Loans commitment to $100 million, which terminates if not drawn upon by May 10, 2026. In addition, the existing Revolving Line of Credit under the Credit Agreement was replaced with a new Revolving Line of Credit commitment of $50 million. The unused portion of the Revolving Line of Credit carries a commitment fee of 0.375%. Loans outstanding under the Revolving Line of Credit, if any, mature on May 10, 2029. The Company capitalized approximately $0.9 million in debt issuance costs associated with the amendment.

On August 26, 2024, the Credit Agreement was amended to make available to the Company an incremental term loan in an aggregate principal amount equal to $360.0 million for purposes of (i) paying a portion of the consideration payable for the purchase all the issued and outstanding equity interests of AAI, (ii) paying fees and expenses incurred in connection with the foregoing, and (iii) otherwise to fund working capital and general corporate purposes.

On December 17, 2024, the Company used the net proceeds from its Follow-on Offering and cash from operations to repay $330.0 million aggregate principal amount of term loans under its Credit Agreement plus accrued interest of $1.5 million. The Company wrote-off $4.8 million in unamortized debt issuance costs as a result.

On August 1, 2025, the Credit Agreement was amended to reduce the applicable margin by 0.5%. At the Company's election, interest on loans will accrue at the SOFR rate plus the applicable margin of 4.25% or at the base rate plus the applicable margin of 3.25% as long as the Company maintains a leverage ratio of less than 5.5 to 1.

On November 25, 2025, the Credit Agreement was amended to increase the Delayed Draw Term Loans commitment by an aggregate principal amount of $175 million for a total Delayed Draw Term Loans commitment in an aggregate principal amount equal to $275 million. In addition, the availability period of the Delayed Draw Term Loans commitment was extended to September 30, 2026.

On December 23, 2025, the Credit Agreement was amended to make available to the Company an incremental term loan in an aggregate principal amount equal to $445 million for purposes of (i) paying a portion of the consideration for the LMB acquisition, (ii) financing the payment of LMB debt, (iii) paying fees and expenses incurred in connection with the foregoing, and (iv) otherwise to fund working capital and general corporate purposes.

Borrowings under the term loans, the Delayed Draw Term Loans and the Revolving Line of Credit may be designated as a SOFR loan or base rate loan at the option of the borrower. The interest rate on the SOFR rate loans accrued interest at the SOFR rate plus a margin of

4.25%. The interest rate on the base rate loans accrue interest at the base rate plus a margin of 3.25%. Interest is paid every one, two, three or six months at the option of the Company. The unused portion of the Revolving Line of Credit carries a commitment fee of 0.375%. The weighted average interest rate for all outstanding loans under the Credit Agreement was 8.0% at December 31, 2025, and the annual effective interest rate under the Credit Agreement was 9.0% at December 31, 2025.

The Credit Agreement requires the maintenance of a quarterly leverage ratio. There are also certain non-financial covenants in place limiting us from, among other things, incurring other indebtedness, creating any liens on our properties, entering into merger or consolidation transactions, disposing of all or substantially all of our assets and payment of certain dividends and distributions. We were in compliance with all financial and nonfinancial covenants of the Credit Agreement as of December 31, 2025.

The Credit Agreement requires mandatory prepayments of the principal amount if there is excess cash flow, as defined, during a calendar year.

The Credit Agreement permits voluntary principal prepayments, in whole or in part, in whole or in part, with no premium for any prepayments made. Any voluntary loan prepayments are applied to reduce future scheduled installments of principal in the order specified by the Company, or if the Company does not specify, the prepayment is applied to reduce the scheduled installments of principal in direct order of maturity. Voluntary prepayments totaling $614.6 million were made under the Credit Agreement during the year ended December 31, 2024. There were no voluntary prepayments during the years ended December 31, 2025 and 2023.

At December 31, 2025, there was $726.4 million outstanding under the Credit Agreement, and there remained available $275 million in Delayed Draw Term Loans Commitment and a $50 million Revolving Line of Credit.

Other Obligations and Commitments

See Note 8, Long-Term Debt, of the Notes to Consolidated Financial Statements for information regarding our long-term debt obligations.

Leases

We lease certain facilities and equipment under financing and operating leases that expire at various dates through the year 2043. Future aggregate rental payments under non-cancelable financing and operating leases as of December 31, 2025 were as follows: $2.0 million in 2026, $1.9 million in 2027, $1.7 million in 2028, $1.6 million in 2029, $1.4 million in 2030, and $6.0 million thereafter. See Note 13, Leases, of the Notes to Consolidated Financial Statements for information pertaining to future minimum lease payments relating to our operating and finance lease obligations.

Off-Balance Sheet Arrangements

As of December 31, 2025, we did not have any off-balance sheet arrangements, as defined in Regulation S-K, that have or are reasonably likely to have a current or future effect on our financial condition, results of operations, or cash flows.

Critical Accounting Estimates

Our consolidated financial statements have been prepared in conformity with U.S. GAAP and include the accounts of the Company and its subsidiaries. Often, management's judgment is needed in the selection and application of certain accounting policies and methods. However, investors are cautioned that the sensitivity of financial statements to these methods, assumptions and estimates could create materially different results under different conditions or using different assumptions.

We believe that the following are our most critical accounting policies that require management to make judgments about matters that are inherently uncertain. For additional significant accounting policies, see Note 3, Summary of Significant Accounting Policies, of the Notes to the Consolidated Financial Statements.

Acquisitions, and Goodwill and Other Indefinite-Lived Intangible Assets

We allocate the purchase price of acquired entities to the underlying tangible and identifiable intangible assets acquired and liabilities assumed based on their estimated fair values, with any excess recorded as goodwill. The valuations of the acquired assets and liabilities will impact the determination of future operating results. Determining the fair value of assets we acquire and liabilities we assume requires management's judgment and often involves the use of significant estimates and assumptions, including assumptions with respect to future cash inflows and outflows, discount rates, asset lives and market multiples, among other items. We determine the fair values of intangible assets acquired generally in consultation with third-party valuation advisors. Fair value adjustments to the assets and liabilities are recognized and the results of operations of the acquired business are included in our consolidated financial statements from the effective date of the acquisition.

Intangible assets other than goodwill are recognized if the benefit of the intangible asset is obtained through contractual or other legal rights, or if the intangible asset can be sold, transferred, licensed or exchanged, regardless of the Company's intent to do so. Goodwill and identifiable intangible assets are recorded at their estimated fair value on the date of acquisition and are reviewed at least annually for impairment based on cash flow projections and fair value estimates.

We do not amortize goodwill and other intangible assets that are deemed to have indefinite lives. These assets are reviewed for impairment at least annually, on the first day of the fourth quarter, using either a qualitative or quantitative analysis. Additionally, goodwill is evaluated for impairment whenever an event occurs or circumstances change that would indicate that it is more likely than not that the fair value of a reporting unit is less than its carrying amount.

When evaluating whether goodwill is impaired, we perform a qualitative assessment to determine if it is more likely than not that its fair value is less than its carrying amount. If the qualitative assessment determines that it is more likely than not that its fair value is less than its carrying amount, the fair value of the reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit, and we must measure the impairment loss. The impairment loss, if any, is recognized for any excess of the carrying amount of the reporting unit, including goodwill, over its fair value. Fair value of the reporting unit is determined using a discounted cash flow analysis. If the fair value of the reporting unit exceeds its carrying value, no further impairment analysis is needed. For purposes of testing goodwill for impairment, we operate as a single reporting unit. The determination of fair value requires management to make a number of estimates, assumptions and judgments of underlying factors such as projected revenues and related earnings. Based upon the annual goodwill impairment test, we determined that there was no impairment of our goodwill as of December 31, 2025, 2024 and 2023.

We test other intangible assets (primarily customer relationships) for impairment if events or circumstances indicate that the assets might be impaired. The test consists of determining whether the carrying value of the assets will be recovered through undiscounted expected future cash flows. If the total of the undiscounted future cash flows is less than the carrying amount of those assets, we record an impairment loss based on the excess of the carrying amount over the fair value of the assets. The determination of fair value requires management to make a number of estimates, assumptions and judgments of underlying factors such as projected revenues and related earnings. We did not recognize any impairment losses in the years ended December 31, 2025, 2024, and 2023.

Recent Accounting Pronouncements

See Note 3, Summary of Significant Accounting Policies—Recent Accounting Pronouncements, of the Notes to Consolidated Financial Statements for additional information.

Non-GAAP Financial Measures

We present below certain financial information based on our EBITDA, Adjusted EBITDA, and Adjusted EBITDA Margin. References to "EBITDA" mean earnings before interest, taxes, depreciation and amortization, references to "Adjusted EBITDA" mean EBITDA plus, as applicable for each relevant period, certain adjustments as set forth in the reconciliations of net loss to EBITDA and Adjusted EBITDA, and references to "Adjusted EBITDA Margin" refer to Adjusted EBITDA divided by net sales. EBITDA, Adjusted EBITDA, and Adjusted EBITDA Margin are not measurements of financial performance under U.S. GAAP. We present EBITDA, Adjusted EBITDA, and Adjusted EBITDA Margin because we believe they are useful indicators for evaluating operating performance. In addition, our management uses Adjusted EBITDA to review and assess the performance of the management team in connection with employee incentive programs and to prepare its annual budget and financial projections. Moreover, our management uses Adjusted EBITDA of target companies to evaluate acquisitions.

Although we use EBITDA, Adjusted EBITDA, and Adjusted EBITDA Margin as measures to assess the performance of our business and for the other purposes set forth above, the use of non-GAAP financial measures as analytical tools has limitations, and you should not consider any of them in isolation, or as a substitute for analysis of our results of operations as reported in accordance with U.S. GAAP. Some of these limitations are:

- EBITDA, Adjusted EBITDA, and Adjusted EBITDA Margin do not reflect the significant interest expense, or the cash requirements, necessary to service interest payments on our indebtedness;

- although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and the cash requirements for such replacements are not reflected in EBITDA, Adjusted EBITDA, and Adjusted EBITDA Margin;

- EBITDA, Adjusted EBITDA, and Adjusted EBITDA Margin exclude the cash expense we have incurred to integrate acquired businesses into our operations, which is a necessary element of certain of our acquisitions;

- the omission of the substantial amortization expense associated with our intangible assets further limits the usefulness of EBITDA, Adjusted EBITDA, and Adjusted EBITDA Margin; and

- EBITDA, Adjusted EBITDA, and Adjusted EBITDA Margin do not include the payment of taxes, which is a necessary element of our operations.

Because of these limitations, EBITDA, Adjusted EBITDA, and Adjusted EBITDA Margin should not be considered as measures of cash available to us to invest in the growth of our business. Management compensates for these limitations by not viewing EBITDA, Adjusted EBITDA, and Adjusted EBITDA Margin in isolation and specifically by using other U.S. GAAP measures, such as net sales and operating profit, to measure our operating performance. EBITDA, Adjusted EBITDA, and Adjusted EBITDA Margin are not measurements of financial performance under U.S. GAAP, and they should not be considered as alternatives to net loss or cash flow from operations determined in accordance with U.S. GAAP. Our calculations of EBITDA, Adjusted EBITDA, and Adjusted EBITDA Margin may not be comparable to the calculations of similarly titled measures reported by other companies.

The following table sets forth a reconciliation of net loss to EBITDA, Adjusted EBITDA, and Adjusted EBITDA Margin for the years ended December 31, 2025, 2024, and 2023 (in thousands unless otherwise indicated):

	Year Ended December 31,		
	2025	2024	2023
Net income (loss)	$ 72,146	$ 22,231	$ (4,615)
Adjustments:			
Interest expense, net	25,665	52,112	67,054
Refinancing costs	—	6,459	—
Income tax provision	8,432	6,830	7,052
Operating income	106,243	87,632	69,491
Depreciation	11,935	11,244	9,938
Amortization	39,065	31,826	28,086
EBITDA	157,243	130,702	107,515
Adjustments:			
Recognition of inventory step-up [1]	45	1,102	603
Other expense (income) [2]	159	(4,452)	(762)
Transaction expenses [3]	11,281	3,390	3,394
Stock-based compensation [4]	14,931	11,103	372
Acquisition and facility integration costs [5]	5,465	4,491	1,621
Adjusted EBITDA	$ 189,124	$ 146,336	$ 112,743
Net sales	$ 496,283	$ 402,819	$ 317,477
Net income (loss) margin	14.5%	5.5%	(1.4)%
Adjusted EBITDA Margin	38.1%	36.3%	35.5%

(1)　Represents accounting adjustments to inventory associated with acquisitions of businesses that were charged to cost of sales when inventory was sold.

(2)　Represents a $2.9 million reduction in the estimated contingent purchase price for the CAV acquisition and $1.7 million of proceeds from the settlement of buyer-side representations and warranties insurance covering the acquisition of DAC during the year ended December 31, 2024, and in 2023 represents a grant from the U.S. Department of Transportation under the Aviation Manufacturing Jobs Protection Program.

(3)　Represents third party transaction-related costs for acquisitions comprising deal fees, legal, financial and tax due diligence expenses, valuation costs that are required to be expensed as incurred, and post-IPO transaction related costs.

(4)　Represents the non-cash compensation expense recognized by the Company for equity awards.

(5)　Represents costs incurred to integrate acquired businesses and product lines into our operations, facility relocation costs and other acquisition-related costs.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

Interest Rate Risk

Our primary exposure to interest rate risk results from outstanding borrowings under the Credit Agreement, which has a floating interest rate component. We estimate that a 1.0% increase in the applicable average interest rates for the year ended December 31, 2025 would have resulted in an estimated $7.3 million increase in interest expense. See "—Liquidity and Capital Resources—Credit Agreement" above.

We had cash of $84.8 million as of December 31, 2025 which is held for working capital and general corporate purposes. We do not have cash equivalents, restricted cash or marketable securities and we do not enter into investments for trading or speculative purposes. Our cash holdings in interest bearing accounts are exposed to market risk due to fluctuations in interest rates, which may affect our interest income.

We will continue to monitor market risk due to fluctuations in interest rates and potential impacts to the fair value of our holdings and operating cash flows.

Inflation Risk

We have generally experienced increases in our costs of labor, materials and services consistent with overall rates of inflation, but we do not believe that inflation has had a material effect on our business, results of operations, or financial condition. We expect the impact of such increases will be mitigated by efforts to lower costs through manufacturing efficiencies, looking for alternative sourcing and reevaluating pricing, as we did in the year ended December 31, 2025. However, continued cost inflation and supply chain disruptions during 2026 may require similar efforts to mitigate the impact of continued cost inflation, tariffs, and supply chain disruptions on our results of operations. Our inability or failure to offset cost increases could adversely affect our business, results of operations, or financial condition.

Foreign Currency Risk

Our reporting currency is the U.S. dollar. The functional currency of our wholly-owned foreign subsidiaries is a combination of local currency and the U.S. dollar.

Our sales and operating expenses are generally denominated in the currencies of the countries in which our operations are located, which are primarily in the United States, Germany, the United Kingdom, and France. Our consolidated results of operations and cash flows are, therefore, subject to fluctuations due to changes in foreign currency exchange rates and may be adversely affected in the future due to changes in foreign exchange rates. To date, we have not entered into any hedging arrangements with respect to foreign currency risk or other derivative financial instruments, although we may choose to do so in the future. A 10% increase or decrease in the relative value of the U.S. dollar for the year ended December 31, 2025 would not have resulted in a material impact on our operating results.

Item 8. Financial Statements and Supplementary Data.

The financial statements required to be filed pursuant to this Item 8 are appended to this Annual Report on Form 10-K beginning on page F-1. An index of those financial statements is found in Item 15, Exhibits and Financial Statement Schedules, of this Annual Report on Form 10-K.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our disclosure controls and procedures (as such term is defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2025, which was the end of the period covered by this report. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of such date. Our disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and that such information is accumulated and communicated to management including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures.

Management's Report on Internal Control over Financial Reporting

The management of Loar is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Exchange Act Rule 13a-15(f). Using criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) ("COSO") in Internal Control-Integrated Framework, Loar's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2025. Based on our assessment, management concluded that the Company's internal control over financial reporting is effective as of December 31, 2025.

As permitted by the SEC, companies are allowed to exclude acquisitions from their assessment of internal control over financial reporting during the first year of an acquisition and management elected to exclude Beadlight Ltd. and LMB Fans & Motors (the Excluded Acquisitions) from its assessment of internal control over financial reporting as of December 31, 2025. See Note 2, Acquisitions, of the Notes to Consolidated Financial Statements for additional information. The aggregate assets (excluding goodwill and intangible assets, net) and net sales of the Excluded Acquisitions constitute 2.1% and 0.8% of the Company's consolidated total assets and net sales as of and for the year ended December 31, 2025, respectively.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2025 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report, which is included elsewhere in this Annual Report on Form 10-K.

Changes in Internal Control Over Financial Reporting

There have been no changes in the Company's internal control over financial reporting that occurred during the year ended December 31, 2025 that materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

As described in *Management's Report on Internal Control Over Financial Reporting*, the Company completed two acquisitions during the year ended December 31, 2025 and is in the process of integrating each one into its overall internal control over financial reporting process.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Loar Holdings Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Loar Holdings Inc.'s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Loar Holdings Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.

As indicated in the accompanying Management's Report on Internal Control over Financial Reporting, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Beadlight Ltd. and LMB Fans & Motors (the Excluded Acquisitions), which are included in the 2025 consolidated financial statements of the Company and constituted 2.1% and 0.8% of consolidated total assets (excluding goodwill and intangible assets, net) and net sales, respectively, for the year ended December 31, 2025. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of Beadlight Ltd. and LMB Fans & Motors.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income (loss), equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes and our report dated March 2, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Stamford, Connecticut

March 2, 2026

Item 9B. Other Information.

During the three months ended December 31, 2025, no director or officer of the Company adopted, amended or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408(a) of Regulation S-K.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

Item 10. Directors, Executive Officers and Corporate Governance.

The information required under this item is incorporated herein by reference to our definitive proxy statement pursuant to Regulation 14A, which proxy statement will be filed with the SEC not later than 120 days after the close of our fiscal year ended December 31, 2025.

Item 11. Executive Compensation.

The information required under this item is incorporated herein by reference to our definitive proxy statement pursuant to Regulation 14A, which proxy statement will be filed with the SEC not later than 120 days after the close of our fiscal year ended December 31, 2025.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information required under this item is incorporated herein by reference to our definitive proxy statement pursuant to Regulation 14A, which proxy statement will be filed with the SEC not later than 120 days after the close of our fiscal year ended December 31, 2025.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information required under this item is incorporated herein by reference to our definitive proxy statement pursuant to Regulation 14A, which proxy statement will be filed with the SEC not later than 120 days after the close of our fiscal year ended December 31, 2025.

Item 14. Principal Accounting Fees and Services.

The information required under this item is incorporated herein by reference to our definitive proxy statement pursuant to Regulation 14A, which proxy statement will be filed with the SEC not later than 120 days after the close of our fiscal year ended December 31, 2025.

Item 15. Exhibits, Financial Statement Schedules.

    (1)   Financial Statements.

For a list of the financial statements included herein, see Index to the Consolidated Financial Statements on page F-1 of this Annual Report on Form 10-K, incorporated into this Item by reference.

    (2)   Financial Statement Schedules.

All financial schedules have been omitted because the required information is either presented in the consolidated financial statements or the notes thereto or is not applicable or required.

    (3)   Exhibits.

Exhibit Number	Description	Form	Exhibit	Filing Date	SEC File #
3.1	Certificate of Incorporation of Loar Holdings Inc.	S-1/A	3.1	April 17, 2024	333-278475
3.2	Bylaws of Loar Holdings Inc.	S-1/A	3.2	April 17, 2024	333-278475
4.1*	Description of Securities.				
10.1	Twelfth Amendment to Credit Agreement, dated as of June 30, 2023, by and among Loar Group Inc., Loar Holdings, LLC, the other guarantors party thereto from time to time, the lenders party thereto from time to time and First Eagle Alternative Credit, LLC, as administrative agent for the lenders and as collateral agent for the secured parties.	S-1	10.1	April 2, 2024	333-278475
10.2	Thirteenth Amendment to Credit Agreement, dated as of March 26, 2024, by and among Loar Group Inc., Loar Holdings, LLC, the other guarantors party thereto from time to time, the lenders party thereto from time to time, the lenders party thereto from time to time and First Eagle Alternative Credit, LLC, as administrative agent for the lenders and as collateral agent for the secured parties.	S-1	10.2	April 2, 2024	333-278475
10.3	Fourteenth Amendment to Credit Agreement, dated as of April 10, 2024, by and among Loar Group Inc., the lenders party thereto from time to time and First Eagle Alternative Credit, LLC, as administrative agent for the lenders and as collateral agent for the secured parties.	S-1/A	10.3	April 17, 2024	333-278475
10.4	Fifteenth Amendment to Credit Agreement and First Amendment to Security Agreement, dated as of May 10, 2024, by and among Loar Group Inc., Loar Holdings Inc., the other guarantors party thereto from time to time, the lenders party thereto from time to time, First Eagle Alternative Credit, LLC, as administrative agent for the lenders and as collateral agent for the secured parties, and Citibank, N.A., as the revolving administrative agent.	8-K	10.1	May 15, 2024	001-42030
10.5	Sixteenth Amendment to Credit Agreement, dated as of August 26, 2024, by and among Loar Group Inc., Loar Holdings Inc., the other guarantors party thereto from time to time, the lenders party thereto from time to time, First Eagle Alternative Credit, LLC, as administrative agent for the lenders and as collateral agent for the secured parties, and Citibank, N.A., as the revolving administrative agent.	8-K	10.1	August 26, 2024	001-42030
10.6	Seventeenth Amendment to Credit Agreement, dated as of August 1, 2025, by and among Loar Holdings Inc., the other guarantors party thereto from time to time, the lenders party thereto from time to time, First Eagle Alternative Credit, LLC, as administrative agent for the lenders and as collateral agent for the secured parties, and Citibank, N.A., as the revolving administrative agent.	10-Q	10.4	August 13, 2025	001-42030

10.7*	Eighteenth Amendment to Credit Agreement, dated as of November 25, 2025, by and among Loar Holdings Inc., the other guarantors party thereto from time to time, the lenders party thereto from time to time, First Eagle Alternative Credit, LLC, as administrative agent for the lenders and as collateral agent for the secured parties, and Citibank, N.A., as the revolving administrative agent.				
10.8	Nineteenth Amendment to Credit Agreement, dated as of December 23, 2025, by and among Loar Holdings Inc., the other guarantors party thereto from time to time, the lenders party thereto from time to time, First Eagle Alternative Credit, LLC, as administrative agent for the lenders and as collateral agent for the secured parties, and Citibank, N.A., as the revolving administrative agent.	8-K	10.1	December 29, 2025	001-42030
10.12	Form of Voting Agreement.	S-1/A	10.4	April 2, 2024	
10.13†	Employment Agreement between Loar Holdings Inc. and Dirkson Charles, dated as of April 29, 2024.	8-K	10.2	May 3, 2024	001-42030
10.14†	Employment Agreement between Loar Holdings Inc. and Brett Milgrim, dated as of April 29, 2024.	8-K	10.3	May 3, 2024	001-42030
10.15†	Employment Agreement between Loar Holdings Inc. and Glenn D'Alessandro, dated as of April 29, 2024.	8-K	10.4	May 3, 2024	001-42030
10.16†	Employment Agreement between Loar Holdings Inc. and Michael Manella, dated as of April 29, 2024.	8-K	10.5	May 3, 2024	001-42030
10.17†	Loar Holdings Inc. Amended and Restated 2024 Equity Incentive Plan.	DEF 14A	Appendix A	April 22, 2025	001-42030
10.18†	Form of Option Award Agreement.	S-1/A	10.12	April 17, 2024	333-278475
10.19	Form of Director and Officer Indemnification Agreement.	S-1/A	10.13	April 17, 2024	333-278475
10.20†	Form of Inducement Option Award Agreement.	S-8	99.2	December 20, 2024	333-283999
10.21	Put Option, dated February 20, 2025, by Loar Group Inc. with Ace Aèro Partenaires, Ace LMB Fund, Tikehau Investment Management, Thomas Bernard, Amundi Private equity Funds, and certain other persons.	8-K/A	10.1	February 25, 2025	001-42030
10.22	Form of Warranty Agreement.	8-K/A	10.2	February 25, 2025	001-42030
10.23	Form of Securities Purchase Agreement.	8-K/A	10.3	February 25, 2025	001-42030
10.24	Amended and Restated Incremental Term Facility Commitment Letter, dated November 10, 2025, by Loar Group Inc. with Blackstone Alternative Credit Advisors LP (on behalf of the funds, accounts and clients managed, advised or sub-advised by it or its affiliates).	10-Q	10.7	November 12, 2025	001-42030
10.25	Agreement n°2 to Securities Purchase Agreement, dated August 29, 2025 with Ace Aèro Partenaires, Ace Aero Partenaires, and AAP Side-Car LMB Fund.	10-Q	10.4	November 12, 2025	001-42030
10.26	Agreement n°4 to Securities Purchase Agreement, dated November 10, 2025 with Ace Aèro Partenaires, Ace Aero Partenaires, and AAP Side-Car LMB Fund.	10-Q	10.6	November 12, 2025	001-42030
10.27	Waiver to the Registration Rights Agreement, dated as of May 13, 2025, by and among Loar Holdings Inc. and each of the investors listed on the signature pages thereto.	8-K	10.1	May 19, 2025	001-42030
19.1	Insider Trading Policy.	10-K	19.1	March 31, 2025	001-42030
21.1*	Subsidiaries of Loar Holdings Inc.				
23.1*	Consent of Ernst & Young LLP.				
31.1*	Certification of Principal Executive Officer Pursuant to Rule 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.				

31.2*	Certification of Principal Financial Officer Pursuant to Rule 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.				
32.1*	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.				
32.2*	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.				
97.1	Clawback Policy.	10-K	97.1	March 31, 2025	001-42030
101.INS*	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because XBRL tags are embedded within the Inline XBRL document.				
101.SCH*	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents				
101. CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document				
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document				
101LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document				
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document				
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)				

———————————————

* Filed herewith.

† Compensatory arrangements for director(s) and/or executive officer(s).

Item 16. Form 10-K Summary.

Not applicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized**.**

LOAR HOLDINGS INC.

By: /s/ Dirkson Charles
_____

Name: Dirkson Charles

Title: President, Chief Executive Officer and
Executive Co-Chairman and Director

* * * *

Pursuant to the requirements of the Securities Act of 1933, as amended, this Annual Report on Form 10-K has been signed by the following persons in the capacities on the dates indicated.

Signatures	Title	Date
/s/ Dirkson Charles Dirkson Charles	President, Chief Executive Officer, Executive Co-Chairman and Director (principal executive officer)	March 2, 2026
/s/ Glenn D'Alessandro Glenn D'Alessandro	Treasurer and Chief Financial Officer (principal financial and accounting officer)	March 2, 2026
/s/ David Abrams David Abrams	Director	March 2, 2026
/s/ Raja Bobbili Raja Bobbili	Director	March 2, 2026
/s/ Alison Bomberg Alison Bomberg	Director	March 2, 2026
/s/ Anthony M. Carpenito Anthony M. Carpenito	Director	March 2, 2026
/s/ M. Chad Crow M. Chad Crow	Director	March 2, 2026
/s/ Taiwo Danmola Taiwo Danmola	Director	March 2, 2026
/s/ Paul S. Levy Paul S. Levy	Director	March 2, 2026
/s/ Margaret McGetrick Margaret McGetrick	Director	March 2, 2026
/s/ Brett Milgrim Brett Milgrim	Executive Co-Chairman and Director	March 2, 2026

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Loar Holdings Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Loar Holdings Inc. (the Company) as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income (loss), equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated March 2, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Revenue Recognition

Description of the Matter	The Company's revenue was $496.3 million for the year ended December 31, 2025. As explained in Note 4 to the consolidated financial statements, revenue is recognized in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services when control of the promised good or service is transferred to the customer. Substantially all revenue is recognized at a point in time.
	The principal consideration for our determination that performing procedures relating to revenue recognition is a critical audit matter is the extensive audit effort in performing procedures related to the Company's revenue.

How We Addressed the Matter in Our Audit	Our procedures included, among others, (i) assessing the completeness, accuracy, and existence of revenue recognized by testing the correlation of revenue to accounts receivable and cash, (ii) testing revenue recognized for a sample of revenue transactions before and after period end by obtaining and inspecting source documents, such as purchase orders, invoices and proof of shipment or delivery and (iii) confirming a sample of outstanding customer invoice balances, and for confirmations not returned, obtaining and inspecting source documents, including invoices, proof of shipment, and subsequent cash receipts, where applicable.

Business Combinations

Description of the Matter	As described in Note 2 to the consolidated financial statements, the Company completed the acquisition of LMB Fans & Motors (LMB) in December 2025 for consideration of $474.8 million. This acquisition has been accounted for as a business combination and the acquisition accounting was disclosed as preliminary as of December 31, 2025. Auditing the Company's estimated fair value of the acquired intangible assets for the acquisition of LMB was judgmental due to the subjectivity of the key inputs used by management in the internal valuation of the acquired identifiable intangible assets in the preliminary purchase accounting. The key inputs to the fair value of the intangible assets of LMB are based on historical experience and information obtained from comparable prior acquisitions.
How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company's estimation of the fair value of the material acquired intangible assets of LMB. For example, we tested controls over the valuation of acquired identifiable intangible assets, including controls over management's review of the valuation model and the significant assumptions described above, as well as verification of underlying data used in the analyses. To test the preliminary estimated fair value of the acquired intangible assets, we performed audit procedures that included, among others, assessing the reasonableness of the internal valuation utilized by management and comparing the key inputs in the internal valuation discussed above to previous comparable acquisitions of the Company. We also performed sensitivity analyses of the key inputs to evaluate the changes in the fair value estimates of the acquired identifiable intangible assets that would result from changes in the key inputs.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2013.

Stamford, Connecticut
March 2, 2026

Loar Holdings Inc.

Consolidated Balance Sheets
(in thousands, except share amounts)

	December 31, 2025	December 31, 2024
Assets		
Current assets:		
Cash and cash equivalents	$ 84,827	$ 54,066
Accounts receivable, net	88,026	63,834
Inventories	109,036	92,639
Other current assets	11,123	9,499
Income taxes receivable	5,486	632
Total current assets	298,498	220,670
Property, plant and equipment, net	82,536	76,605
Finance lease assets	1,894	2,171
Operating lease assets	6,229	5,584
Other long-term assets	25,935	17,389
Intangible assets, net	606,406	434,662
Goodwill	1,008,377	693,537
Total assets	$ 2,029,875	$ 1,450,618
Liabilities and stockholders' equity		
Current liabilities:		
Accounts payable	$ 18,606	$ 12,086
Current portion of long-term debt, net	4,362	—
Current portion of finance lease liabilities	279	232
Current portion of operating lease liabilities	818	603
Income taxes payable	3,022	1,984
Accrued expenses and other current liabilities	36,419	26,901
Total current liabilities	63,506	41,806
Deferred income taxes	68,377	32,892
Long-term debt, net	711,338	277,293
Finance lease liabilities	2,891	3,170
Operating lease liabilities	5,605	5,136
Other long-term liabilities	3,405	1,816
Total liabilities	855,122	362,113
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, $0.01 par value, 1,000,000 shares authorized, and no shares issued or outstanding	—	—
Common stock, $0.01 par value, 485,000,000 shares authorized; 93,622,471 and 93,556,071 issued and outstanding at December 31, 2025 and 2024, respectively	936	936
Additional paid-in capital	1,125,015	1,108,225
Retained earnings (accumulated deficit)	51,586	(20,560)
Accumulated other comprehensive loss	(2,784)	(96)
Total stockholders' equity	1,174,753	1,088,505
Total liabilities and stockholders' equity	$ 2,029,875	$ 1,450,618

The accompanying notes are an integral part of these consolidated financial statements.

Loar Holdings Inc.

Consolidated Statements of Operations
(in thousands, except per common share and per common unit amounts)

		Years Ended December 31,				
		2025		2024		2023
Net sales	$	496,283	$	402,819	$	317,477
Cost of sales		234,958		203,994		163,213
Gross profit		261,325		198,825		154,264
Selling, general and administrative expenses		143,642		112,255		82,141
Transaction expenses		11,281		3,390		3,394
Other (expense) income		(159)		4,452		762
Operating income		106,243		87,632		69,491
Interest expense, net		25,665		52,112		67,054
Refinancing costs		—		6,459		—
Income before income taxes		80,578		29,061		2,437
Income tax provision		(8,432)		(6,830)		(7,052)
Net income (loss)	$	72,146	$	22,231	$	(4,615)
Net income per common share:						
Basic	$	0.77	$	0.25		n/a
Diluted	$	0.75	$	0.24		n/a
Weighted average common shares outstanding:						
Basic		93,597		89,366		n/a
Diluted		95,893		91,684		n/a
Net loss per common unit – basic and diluted		n/a		n/a	$	(22,620.18)
Weighted average common units outstanding – basic and diluted		n/a		n/a		204

The accompanying notes are an integral part of these consolidated financial statements.

Loar Holdings Inc.

Consolidated Statements of Comprehensive Income (Loss)
(in thousands)

	Years Ended December 31,					
	2025		**2024**		**2023**	
Net income (loss)	$	72,146	$	22,231	$	(4,615)
Cumulative translation adjustments, net of tax		(2,688)		(96)		410
Comprehensive income (loss)	$	69,458	$	22,135	$	(4,205)

The accompanying notes are an integral part of these consolidated financial statements.

Loar Holdings Inc.

Consolidated Statements of Equity

(in thousands)

	Loar Holdings, LLC and Subsidiaries (Prior to Corporate Conversion) Member's Equity	Loar Holdings Inc. Stockholders' Equity					Total Equity
		Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	
Balance, January 1, 2023	$ 421,974	—	$ —	$ —	$ —	$ —	$ 421,974
Net loss	(4,615)	—	—	—	—	—	(4,615)
Stock-based compensation	372	—	—	—	—	—	372
Cumulative translation adjustments, net of tax	410	—	—	—	—	—	410
Balance, December 31, 2023	418,141	—	—	—	—	—	418,141
Net income prior to Corporate Conversion	2,249	—	—	—	—	—	2,249
Stock-based compensation prior to Corporate Conversion	1,198	—	—	—	—	—	1,198
Cumulative translation adjustments, net of tax prior to Corporate Conversion	168	—	—	—	—	—	168
Reclassification of members equity upon Corporate Conversion	40,531	—	—	—	(40,542)	11	—
Effect of the Corporate Conversion	(462,287)	77,000	770	461,517	—	—	—
Issuance of common stock sold in initial public offering, net of offering costs	—	12,650	126	325,282	—	—	325,408
Issuance of common stock to Directors under the 2024 Equity Incentive Plan	—	54	1	1,349	—	—	1,350
Issuance of common stock sold in Follow-on Offering, net of offering costs	—	3,852	39	311,522	—	—	311,561
Net income	—	—	—	—	19,982	—	19,982
Stock-based compensation	—	—	—	8,555	—	—	8,555
Cumulative translation adjustments, net of tax	—	—	—	—	—	(107)	(107)
Balance, December 31, 2024	—	93,556	936	1,108,225	(20,560)	(96)	1,088,505
Net income	—	—	—	—	72,146	—	72,146
Stock-based compensation	—	—	—	14,931	—	—	14,931
Exercise of stock options	—	66	—	1,859	—	—	1,859
Cumulative translation adjustments, net of tax	—	—	—	—	—	(2,688)	(2,688)
Balance, December 31, 2025	$ —	93,622	$ 936	$ 1,125,015	$ 51,586	$ (2,784)	$ 1,174,753

The accompanying notes are an integral part of these consolidated financial statements.

F-7

Loar Holdings Inc.

Consolidated Statements of Cash Flows
(in thousands)

	Years Ended December 31,		
	2025	2024	2023
Operating activities			
Net income (loss)	$ 72,146	$ 22,231	$ (4,615)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation	11,935	11,244	9,938
Amortization of intangible and other long-term assets	39,065	31,826	28,086
Amortization of debt issuance costs	948	1,344	2,583
Recognition of inventory step-up	45	1,102	603
Stock-based compensation	14,931	11,103	372
Deferred income taxes	3,681	(1,552)	(3,757)
Non-cash lease expense	790	553	871
Refinancing costs	—	6,459	—
Adjustment to contingent consideration liability	—	(2,861)	—
Changes in assets and liabilities, net of acquisitions:			
Accounts receivable	(16,607)	(2,105)	(13,734)
Inventories	(6,878)	(12,051)	(11,171)
Other assets	(9,650)	(3,367)	(1,848)
Accounts payable	1,276	(1,238)	808
Income taxes payable	(3,718)	(4,046)	4,507
Accrued expenses and other current liabilities	5,074	(2,083)	1,053
Environmental liabilities	—	(1,078)	(80)
Operating lease liabilities	(758)	(510)	(803)
Net cash provided by operating activities	112,280	54,971	12,813
Investing activities			
Capital expenditures	(13,023)	(8,871)	(12,134)
Payment for acquisitions, net of cash acquired	(507,854)	(383,260)	(60,423)
Net cash used in investing activities	(520,877)	(392,131)	(72,557)
Financing activities			
Net proceeds from issuance of common stock	1,859	636,969	—
Proceeds from issuance of long-term debt	446,500	360,000	53,000
Payments of long-term debt	—	(617,881)	(6,070)
Financing costs and other, net	(8,900)	(8,876)	(1,060)
Payments of finance lease liabilities	(232)	(190)	(153)
Net cash provided by financing activities	439,227	370,022	45,717
Effect of translation adjustments on cash and cash equivalents	131	(285)	19
Net increase (decrease) in cash, cash equivalents and restricted cash	30,761	32,577	(14,008)
Cash, cash equivalents and restricted cash, beginning of period	54,066	21,489	35,497
Cash, cash equivalents and restricted cash, end of period	$ 84,827	$ 54,066	$ 21,489
Supplemental information			
Interest paid during the period, net of capitalized amounts	$ 25,369	$ 52,049	$ 64,214
Income taxes paid during the period, net	$ 9,394	$ 12,567	$ 5,044

The accompanying notes are an integral part of these consolidated financial statements.

Loar Holdings Inc.

Notes to Consolidated Financial Statements

1. Organization

Prior to April 16, 2024, Loar Holdings Inc. (the Company) operated as a Delaware limited liability company under the name Loar Holdings, LLC. On April 16, 2024, the Company converted to a Delaware corporation and changed its name to Loar Holdings Inc. (the Corporate Conversion). In the Corporate Conversion, all of the equity interests of the Company outstanding as of the date thereof were converted into shares of common stock. Specifically, holders of Loar Holdings, LLC units received 377,450.980392157 shares of common stock of Loar Holdings Inc. for each unit of Loar Holdings, LLC. The purpose of the Corporate Conversion was to reorganize the Company's structure in advance of the public offering of common stock so that the entity offering the common stock to the public in the offering was a corporation rather than a limited liability company, so that the existing investors and new investors in the offering would own the Company's common stock rather than equity interests in a limited liability company.

The registration statement related to the Company's initial public offering (IPO) was declared effective on April 24, 2024, and the Company's common stock began trading on the New York Stock Exchange on April 25, 2024. On April 29, 2024, the Company completed its IPO for the sale of 12.6 million shares of common stock, $0.01 par value per share, at a public offering price of $28.00 per share. The Company received net proceeds from the IPO of approximately $325.4 million after deducting underwriting discounts, commissions and other offering costs of $28.8 million.

On December 12, 2024, the Company completed a follow-on offering in which it issued 3,852,500 shares of common stock at a price of $85.00 per share (Follow-on Offering). The Company received net proceeds from the offering of approximately $311.6 million after deducting underwriting discounts, commissions and other offering costs of $16.0 million.

In connection with a secondary offering of shares by existing shareholders in May 2025, the Company paid certain fees and expenses, totaling $0.9 million, which were included in transaction expenses in the Company's consolidated statement of net operations for the twelve months ended December 31, 2025. The Company did not receive any proceeds from this offering.

Description of Business

Loar specializes in the design, manufacture, and sale of niche aerospace and defense components that are essential for today's aircraft and aerospace and defense systems. The Company focuses on mission-critical highly engineered solutions with high intellectual property content. Manufactured products include a diverse range of applications supporting nearly every major aircraft platform in use today and include auto throttles, lap-belt airbags, two- and three-point seat belts, water purification systems, fire barriers, polyimide washers and bushings, latches, interior securing devices, hold-open and tie rods, temperature and fluid sensors and switches, carbon and metallic brake discs, fluid and pneumatic-based ice protection, RAM air components, sealing solutions and motion and actuation devices, customized edge-lighted panels and knobs and annunciators for incandescent and LED illuminated pushbutton switches, high-performance fans and cooling devices, lighting, Human-Machine Interface products, and bespoke lighting systems, among others. The Company's activities are conducted through its wholly owned subsidiaries, which operate across eleven manufacturing facilities located in the United States, one manufacturing facility in Germany, two manufacturing facilities in the United Kingdom (UK), and one manufacturing facility in France.

Loar's operations are organized and managed as one segment designed to offer its customers aerospace-related parts and supplies. The Company's Chief Executive Officer, who is the chief operating decision maker, assesses performance and allocates resources based upon an evaluation of consolidated data that includes the results of the Company's overall operations all of which have similar economic characteristics. As such, the single operating segment reflects how the Company's operations are managed, how resources are allocated, and how operating performance is evaluated.

The Company's customers are concentrated in the aerospace industry. The Company's two largest customers accounted for approximately 19%, 21%, and 24% of sales during the years ended December 31, 2025, 2024, and 2023, respectively, and approximately 22% and 28% of accounts receivable at December 31, 2025 and 2024, respectively.

Geographic Area Information

Net sales are measured based on the geographic destination of sales. Long-lived tangible assets consist of property, plant and equipment, net and finance and operating lease assets.

Net sales by geographic area were as follows (in thousands):

	Years Ended December 31,					
		2025		2024		2023
United States	$	354,782	$	277,394	$	213,692
Foreign countries		141,501		125,425		103,785
	$	496,283	$	402,819	$	317,477

Long-lived tangible assets were as follows (in thousands):

	December 31,			
		2025		2024
United States	$	79,928	$	75,334
Foreign countries		10,731		9,026
	$	90,659	$	84,360

2. Acquisitions

LMB Fans & Motors

On December 23, 2025, the Company acquired 100% of the issued and outstanding equity interests and paid the outstanding debt of LMB Fans & Motors (LMB) for $474.8 million in cash and $0.9 million of deferred purchase obligation. Founded over 60 years ago, LMB is a global specialty player in the design and production of tailor-made high-performance fans and motors. Leveraging its many decades of expertise and proprietary designs, LMB provides the market with 2,000+ unique fans, blowers, motors and specialized rotating machines.

The following table, presented in thousands, summarizes the net book values of the assets acquired and liabilities assumed as of the acquisition date. The initial accounting for the acquisition is incomplete, principally related to finalizing the measurement of the acquired net working capital, the valuation of tangible and intangible assets, and the associated income tax considerations. All amounts below could change, potentially materially, as there is significant additional information that the Company must obtain to finalize the valuations of the assets acquired and liabilities assumed, and to establish the value of the potential intangible assets, primarily because of the proximity of the acquisition date to the balance sheet date of December 31, 2025.

Assets acquired:		
Current assets	$	17,664
Property, plant and equipment		871
Intangible assets		192,799
Goodwill [1]		304,171
Total assets acquired		515,505
Liabilities assumed:		
Current liabilities		11,659
Long-term liabilities		1,351
Deferred income taxes		27,732
Total liabilities assumed		40,742
Net assets acquired	$	474,763

[1] As noted above, the Company has not yet obtained all the information required to finalize the valuations of the assets acquired and liabilities assumed, primarily because of the proximity of the acquisition date to the balance sheet date of December 31, 2025. As such, it is expected that goodwill will change materially from the amount noted above. Once finalized, the Company expects that the goodwill that results from the acquisition will be primarily attributable to the value of the assembled workforce and expected synergies with other existing companies, combined with the industry operating expertise of management. These are among the factors that contributed to a purchase price that resulted in the recognition of goodwill. Goodwill is not deductible for tax purposes.

The results of operations of LMB are included in the Company's consolidated financial statements for the period subsequent to the completion of the acquisition. LMB's contribution to net sales and operating income for the year ended December 31, 2025 are not material and, accordingly, are not provided.

Pro forma financial information (Unaudited)

The pro forma information below gives effect to the LMB acquisition as if it had been completed on January 1, 2024.

The opening balance sheet values assigned to the LMB assets acquired and liabilities assumed are based on preliminary valuations and are subject to change as we obtain additional information during the acquisition measurement period. We expect that such valuation changes could be material, primarily because of the proximity of the acquisition date to December 31, 2025. Increases or decreases in the estimated fair values of the net assets acquired may impact our statements of operations in future periods as well as the pro forma information presented below.

Had the acquisition of LMB occurred as of January 1, 2024, net sales on a pro forma basis for the years ended December 31, 2025 and 2024 would have been $549.0 million and $445.2 million, respectively. Additionally, income before income taxes on a pro forma basis would have been $60.9 million and $0.1 million, for the years ended December 31, 2025 and 2024, respectively. The underlying pro forma information for the years ended December 31, 2025 and 2024 includes $11.5 million and $11.8 million, respectively of amortization of acquired intangible assets resulting from the preliminary purchase price allocation. Interest expense has been adjusted as though the debt incurred to finance the LMB acquisition had been outstanding at January 1, 2024. The pro forma interest expense adjustments for the years ended December 31, 2025 and 2024 are $36.1 million, and $37.3 million, respectively. The pro forma information does not include the effects of any synergies, cost reduction initiatives or anticipated integration costs related to the acquisitions.

Applied Avionics, Inc.

On August 26, 2024, the Company acquired 100% of the membership interests of Applied Avionics, LLC, a Delaware LLC (AAI), which was formerly known as Applied Avionics, Inc. from AAI Holdings, Inc., a Delaware corporation (AAI Parent) for $383.5 million in cash. AAI Parent is owned by certain individual shareholders thereof, including certain members of AAI's management team. Incorporated in 1968, AAI designs, develops and manufactures highly engineered avionics interface solutions.

The total purchase price was allocated to the underlying assets acquired and liabilities assumed based upon the estimated fair values at the date of acquisition in accordance with ASC 805. The following table summarizes the purchase price allocation of the fair values of the assets acquired and the liabilities assumed at the transaction date (in thousands):

Assets acquired:		
Current assets	$	7,169
Property, plant and equipment		6,996
Intangible assets		152,100
Goodwill		219,301
Deferred income taxes		2,026
Total assets acquired		387,592
Liabilities assumed:		
Current liabilities		4,043
Total liabilities assumed		4,043
Net assets acquired	$	383,549

Inventory was recorded at its estimated fair value, which represented an amount equivalent to estimated selling price less fulfillment costs and a normative selling profit. The increase in fair value of inventory from the acquisition was approximately $1.1 million, which was recognized in cost of goods sold for the year ended December 31, 2024.

Goodwill is primarily attributable to the assembled workforce and expected synergies with other existing companies, combined with the industry operating expertise of management. These are among the factors that contributed to a purchase price that resulted in the recognition of goodwill. Goodwill is deductible for tax purposes.

The results of operations of AAI are included in the Company's consolidated financial statements for the period subsequent to the completion of the acquisition. AAI contributed $14.9 million of net sales and $3.4 million of operating income for the year ended December 31, 2024.

Pro forma financial information (Unaudited)

The pro forma information below gives effect to the AAI acquisition as if it had been completed on January 1, 2023, and is not necessarily indicative of the operating results that would have occurred had the acquisition been effective January 1, 2023, nor is it intended to be indicative of results that may occur in the future. The underlying pro forma information includes the historical financial results of the Company and the acquired business adjusted for certain items.

Had the acquisition of AAI occurred as of January 1, 2023, net sales on a pro forma basis for the twelve months ended December 31, 2024 and 2023 would have been $430.9 million and $354.5 million, respectively. Additionally, income before income taxes on a pro forma basis would have been $10.3 million for the twelve months ended December 31, 2024. Loss before income taxes on a pro forma basis would have been $30.2 million for the twelve months ended December 31, 2023. The underlying pro forma information for the years ended December 31, 2024 and 2023 includes $6.4 million and $9.7 million, respectively of amortization of acquired intangible assets resulting from the purchase price allocation. The pro forma interest expense adjustments for the years ended December 31, 2024 and 2023 are $24.6 million, and $36.9 million, respectively. The pro forma information does not include the effects of any synergies, cost reduction initiatives or anticipated integration costs related to the acquisitions.

Other Acquisitions

On July 28, 2025, the Company completed the acquisition of Beadlight Ltd. (Beadlight) for £24.6 million ($33.1 million). Beadlight designs, develops, and manufactures illumination solutions, air filtration systems, and Human-Machine Interface products from its facility in Witney, England. The purchase price was paid by the Company with cash on hand.

On July 3, 2023, the Company acquired Desser Aerospace's Proprietary Solutions businesses from VSE Corporation (NASDAQ:VSEC; VSE) for $31.1 million in cash. The Company received $0.3 million during the year ended December 31, 2024 related to an adjustment to the working capital calculation used to arrive at the final purchase price. The acquired entities operate as DAC Engineered Products, LLC (DAC). Under the purchase agreement, there is a potential future payout of up to $7.0 million to the seller related to achieving certain financial targets for 2024 and 2025. The fair value of the liability in connection with this contingent payout is de minimis. DAC's products include, but are not limited to: carbon brake discs, steel brake discs, starter generators and vacuum generators, primarily for general aviation and regional jets. The acquisition was financed through the drawdown of $20 million of Delayed Draw Term Loans available under the Company's existing Credit Agreement and cash on hand. During the year ended December 31, 2024, the Company received proceeds of approximately $1.7 million from the settlement of buyer-side representations and warranties insurance covering the acquisition of DAC. The insurance policy covered the Company for certain balance sheet items that were not correctly reflected in accordance with GAAP. This amount was recorded as other income on the consolidated statements of operations during the year ended December 31, 2024.

On September 1, 2023, the Company, through its newly formed UK subsidiary, Change Acquisition Limited, acquired 100% of the stock of CAV Systems Group Limited (CAV), a leading provider of highly engineered ice protection and drag reduction systems for $29.0 million in cash. The Company recorded an additional $3.1 million in purchase consideration that may be paid to the seller if CAV achieves certain financial targets for the years 2023 through 2026. During the year ended December 31, 2024, management revalued the estimated contingent consideration liability and recorded a reduction in contingent consideration totaling $2.9 million. This amount was recorded as other income on the consolidated statements of operations. The remaining contingent consideration totaling $0.2 million at December 31, 2025 is recorded in accrued expenses and other current liabilities in the accompanying consolidated balance sheets. The acquisition was financed through the drawdown of $33 million of Delayed Draw Term Loans available under the Company's existing Credit Agreement.

The following table summarizes the aggregate purchase price allocation of the fair values of the assets acquired and the liabilities assumed for the Company's other acquisitions (in thousands, based on the year of acquisition):

| | Years Ended December 31, | |
	2025	2023
Assets acquired:		
Current assets	$ 3,698	$ 11,690
Property, plant and equipment	2,397	7,318
Intangible assets	13,592	20,384
Goodwill	17,797	30,049
Deferred income taxes	—	548
Total assets acquired	37,484	69,989
Liabilities assumed:		
Current liabilities	1,052	8,586
Long-term liabilities	—	1,268
Deferred income taxes	3,341	—
Total liabilities assumed	4,393	9,854
Net assets acquired	$ 33,091	$ 60,135

Goodwill is primarily attributable to the assembled workforce and expected synergies with other existing companies, combined with the industry operating expertise of management. These are among the factors that contributed to a purchase price that resulted in the recognition of goodwill.

The results of operations of each of the other acquisitions are included in the Company's consolidated financial statements for the period subsequent to the completion of each acquisition.

Pro forma net sales and pretax contribution for the acquisitions, had they occurred at the beginning of the years ended December 31, 2025, 2024, or 2023 are not material and, accordingly, are not provided.

3. Summary of Significant Accounting Policies

Principles of Consolidation and Basis of Presentation

The accompanying consolidated financial statements were prepared in conformity with U.S. Generally Accepted Accounting Principles (GAAP) and include the accounts of the Company and its subsidiaries. Intercompany accounts and transactions between consolidated entities have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Examples include estimates related to the allowance for current expected credit loss, inventory obsolescence, purchase price allocation for intangible assets and goodwill arising from business combinations, useful lives of definite-lived assets, income taxes, stock-based compensation, environmental reserves and litigation.

Cash and Cash Equivalents and Restricted Cash

Cash and cash equivalents consist only of cash and investments with original maturities of three months or less. As of December 31, 2025 and 2024 there were no cash equivalents or restricted cash.

Accounts Receivable

The Company does not require collateral for its trade accounts receivable. Accounts receivable have been reduced by an allowance based on specific account evaluations, historical write-offs and economic conditions. When a receivable balance is known to be uncollectible, it is written off against the allowance for current expected credit loss. All provisions for allowances for credit losses are included in selling, general and administrative expenses in the consolidated statements of operations.

Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is determined primarily using the weighted-average cost method. Write-downs for slow-moving and obsolete inventories are provided based on current assessments about future product demand, production requirements for the next 12 months and usage for the last 12 months.

Property, Plant and Equipment

Property, plant and equipment are stated at cost, net of accumulated depreciation. Maintenance and repairs are expensed when incurred; renewals and betterments are capitalized. When assets are retired or otherwise disposed of, the cost and accumulated depreciation are eliminated from the accounts, and any gain or loss is included in the results of operations. Depreciation is calculated on the straight-line method over the estimated useful lives of the related assets as follows: buildings from 25 to 40 years, leasehold improvements from one to 20 years, machinery and equipment from two to 12 years and furniture and fixtures from five to 10 years.

Finite-Lived Intangible Assets

Intangible assets consist of customer relationships, tradenames, technology, favorable leases and contract backlog, which are stated at cost, net of accumulated amortization and are being amortized on a straight-line method over periods of one to 20 years. The estimated useful lives are evaluated annually.

Evaluation of Long-Lived Assets

Long-lived assets, including finite-lived intangible assets and property, plant and equipment, are assessed for recoverability if any event occurs or circumstances change that indicates possible impairment. In evaluating the value and future economic benefits of long-lived assets, the carrying value of the asset or group of assets is compared to management's estimate of the anticipated undiscounted future net cash flows of the related long-lived asset. An impairment charge is measured as the excess of an asset's carrying amount over its fair value with the difference recorded in the consolidated statements of operations. Fair values are determined by a variety of valuation methods, including appraisals, sales prices of similar assets and present value techniques.

There were no impairment charges related to property, plant and equipment and finite-lived intangible assets for the years ended December 31, 2025, 2024, and 2023.

Business Combinations

The Company allocates the purchase price of acquired entities between tangible and intangible assets acquired and liabilities assumed from the acquired business based on their estimated fair values, with the residual of the purchase price recorded as goodwill. Third party appraisal firms and other consultants are engaged to assist management in determining the fair values of certain assets acquired and liabilities assumed. In the absence of a third party appraisal, the Company uses internal valuation estimates based on pertinent data from comparable prior acquisitions. Estimating fair values requires significant judgments, estimates and assumptions, including but not limited to: discount rates, future cash flows and the economic lives of customer relationships, trade names, and technology. These estimates are based on historical experience and information obtained from the management of the acquired companies, and are inherently uncertain.

Goodwill and Other Indefinite-Lived Intangible Assets

The Company does not amortize goodwill and other intangible assets that are deemed to have indefinite lives. The Company reviews these assets for impairment at least annually, on the first day of the fourth quarter, using either a qualitative or quantitative analysis. Additionally, goodwill is evaluated for impairment whenever an event occurs or circumstances change which would indicate that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. An impairment loss, if indicated, is recognized in the amount by which the carrying value of a reporting unit, including goodwill exceeds the reporting unit's fair value.

When evaluating whether goodwill is impaired, the Company performs a qualitative assessment to determine if it is more likely than not that its fair value is less than its carrying amount. If the qualitative assessment determines that it is more likely than not that its fair value is less than its carrying amount, the fair value of the reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and the Company must measure the impairment loss. The impairment loss, if any, is recognized in the amount by which the carrying value of the reporting unit, including goodwill exceeds the reporting unit's fair value. Fair value of the reporting unit is determined using a discounted cash flow analysis. If the fair value of the reporting unit exceeds its carrying value, no further impairment analysis is needed.

For purposes of testing goodwill for impairment, the Company operates as a single reporting unit. No goodwill impairment charge was recorded for the years ended December 31, 2025, 2024, and 2023.

Debt Issuance Costs

Debt issuance costs represent legal and other direct costs related to the Company's long-term debt. These costs are recorded as a reduction to the carrying value of the loans payable on the consolidated balance sheets. Debt issuance costs are amortized to interest expense using the effective interest method through the final principal maturity date.

Leases

For any new or modified lease, the Company, at the inception of the contract, determines whether a contract is or contains a lease. The Company records right-of-use (ROU) assets and lease liabilities for its finance and operating leases, which are initially recognized based on the discounted future lease payments over the term of the lease. As the rate implicit in the Company's leases is not easily determinable, the Company's applicable incremental borrowing rate is used in calculating the present value of the sum of the lease payments. Lease term is defined as the noncancelable period of the lease plus any options to extend or terminate the lease when it is reasonably certain that the Company will exercise the option.

Across all classes of assets, the Company has elected not to recognize ROU asset and lease liabilities for its short-term leases, which are defined as leases with an initial term of 12 months or less. Lease and non-lease components are combined.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred income tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred income tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply in the year in which those temporary differences are expected to be recovered or settled. Deferred income tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred income tax assets will not be realized.

The Company accounts for uncertainties in income taxes under the provisions of ASC 740, *Income Taxes*, which defines the thresholds for recognizing the benefits of tax return positions in the financial statements as "more likely than not" to be sustained by the taxing authorities.

Stock-Based Compensation

The Company accounts for stock-based compensation under the fair value recognition provisions of ASC 718, *Compensation – Stock Compensation*. Under the fair value provisions, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense over the requisite service period, which is the vesting period.

Shipping and Handling Costs

Costs associated with inventory storage and handling costs at the Company's facilities are recorded in cost of sales in the accompanying statements of operations.

Research and Development Costs

Research and development costs are expensed as incurred and are recorded in selling, general and administrative expenses in the accompanying statements of operations.

The expense recognized for research and development costs for the years ended December 31, 2025, 2024, and 2023 was $13.1 million, $8.8 million, and $6.3 million, respectively.

Environmental Costs

Loar accrues for losses associated with environmental remediation obligations when such losses are probable and reasonably estimable. Accruals for estimated losses from environmental remediation obligations are recognized no later than the completion of the remedial feasibility study. Such accruals are adjusted as further information develops or circumstances change. Costs of future expenditures for environmental remediation obligations are not discounted to their present value.

Foreign Currency

Assets and liabilities from a foreign operation are translated from local currency to U.S. dollars at the exchange rate in effect at the balance sheet date. Gains and losses from the translation of a foreign operation are included in stockholders' equity on the Company's consolidated balance sheets. Sales and expenses are translated at the average monthly exchange rates prevailing during the period.

Foreign currency transaction gains and losses arising from currency exchange rate fluctuations on transactions denominated in a currency other than the local currency are included in the Company's consolidated statements of operations.

Net Income (Loss) per Common Share or Common Unit

Basic net income (loss) per common share or common unit is calculated by dividing net income (loss) by the weighted average common shares or common units outstanding for the period. Diluted net income (loss) per common share or common unit is calculated by dividing net income (loss) by the weighted average common shares or common units outstanding for the period plus the effect of any potential common shares or common units that have been issued if these additional units are dilutive.

Recent Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*, which requires a public business entity to disclose specific categories in its annual effective tax rate reconciliation and provide disaggregated information about significant reconciling items by jurisdiction and by nature. The ASU also requires entities to disclose their income tax payments (net of refunds) to international, federal, and state and local jurisdictions. The standard makes several other changes to income tax disclosure requirements. This standard is effective for annual periods beginning after December 15, 2024, and requires prospective application with the option to apply it retrospectively. The Company adopted this standard during the year ended December 31, 2025 and it did not have an effect on the Company's consolidated results of operations, financial position or cash flows.

In November 2024, the FASB issued ASU 2024-03, *Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Sub Topic 220-40): Disaggregation of Income Statement Expenses* . The guidance requires disaggregated information about certain income statement costs and expenses for public entities. The ASU does not change the expense captions an entity presents on the face of the income statement; rather, it requires disaggregation of certain expense captions into specified categories within the notes to the financial statements. This ASU is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. The Company is currently evaluating the impact of the new guidance on its consolidated financial statements.

In December 2025, the FASB issued ASU 2025-10, *Government Grants (Topic 832) – Accounting for Government Grants Received by Business Entities*. The ASU establishes guidance on the recognition, measurement, presentation and disclosure of a government grant received by a business entity. The guidance is effective for fiscal years beginning after December 15, 2028, and interim periods within those annual reporting periods. Early adoption is permitted. The Company is currently evaluating the impact of the new guidance on its consolidated financial statements.

Reclassifications

A reclassification has been made to the prior year's consolidated financial statements to conform with the current year's presentation in the notes to the consolidated financial statements . This reclassification has resulted in no changes to the Company's consolidated results of operations, financial position or cash flows.

4. Revenue Recognition

All revenue recognized in the consolidated statements of operations is considered to be revenue from contracts with customers.

Revenue is recognized in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services when control of the promised good or service is transferred to the customer. Substantially all of the Company's revenue from contracts with customers is recognized at a point in time, which is generally upon shipment of goods to the customer.

The Company sells specialty aerospace components based on a customer purchase order, which generally includes a fixed price per unit. The Company satisfies the single performance obligation generally upon shipment of the goods, as this is when contractual control transfers to the customer and recognizes revenue at that point in time. Total revenues do not include taxes, such as sales tax or value-added tax, which are assessed by governmental authorities and collected by the Company.

Products are covered by a standard assurance warranty, generally extended for a period of 25 days to two years depending on the customer, which promises that delivered products conform to contract specifications. The Company does not offer refunds or accept returns, unless related to a defect or warranty related matter. The Company does not sell extended warranties and does not provide warranties outside of fixing defects that existed at the time of sale. As such, warranties are accounted for under ASC 460, *Guarantees* and not as a separate performance obligation.

Customers generally have payment terms between 30 and 90 days from the satisfaction of the performance obligations. As a practical expedient, the Company does not adjust the amount of consideration for a financing component, as the period between the transfer of goods or services and the customer's payment is, at contract inception, expected to be one year or less.

Net sales by end market were as follows (in thousands):

| | Years Ended December 31, | | |
	2025	2024	2023
Commercial Net Sales			
Commercial aerospace OEM	$ 77,391	$ 65,011	$ 54,726
Commercial aerospace aftermarket	144,468	109,305	89,204
Total commercial aerospace	221,859	174,316	143,930
Business jet & general aviation OEM	74,745	70,098	47,016
Business jet & general aviation aftermarket	49,376	39,106	29,028
Total business jet & general aviation	124,121	109,204	76,044
Total commercial OEM	152,136	135,109	101,742
Total commercial aftermarket	193,844	148,411	118,232
Total commercial	345,980	283,520	219,974
Defense Net Sales			
Total defense OEM	55,970	38,316	30,399
Total defense aftermarket	66,669	50,632	28,839
Total defense	122,639	88,948	59,238
Other Net Sales			
Total other OEM	12,783	13,996	21,045
Total other aftermarket	14,881	16,355	17,220
Total other	27,664	30,351	38,265
Net Sales	$ 496,283	$ 402,819	$ 317,477

Contract Liabilities

Contract liabilities, or deferred revenue, represents payments received in advance of the satisfaction of performance under the contract. The Company receives payments from customers based on established terms. The Company's contract liabilities consisted of the following (in thousands):

| | December 31, | |
	2025	2024
Contract liabilities, current [1]	$ 4,227	$ 4,159
Contract liabilities, long-term	—	—
Total contract liabilities	$ 4,227	$ 4,159

(1) Included in accrued expenses and other current liabilities on the consolidated balance sheets.

During the years ended December 31, 2025 and 2024, the revenue recognized that was included in the contract liability balance at the beginning of the year was approximately $3.8 million and $1.3 million, respectively. The Company had no material contract assets at December 31, 2025 and 2024.

5. Inventories

Inventories consisted of the following (in thousands):

	December 31,			
	2025		**2024**	
Raw materials	$	45,286	$	39,162
Work-in-process		36,111		29,797
Finished goods		27,639		23,680
Total	$	109,036	$	92,639

6. Property, Plant and Equipment

Property, plant and equipment consisted of the following (in thousands):

	December 31,			
	2025		**2024**	
Land	$	16,299	$	15,411
Buildings and improvements		39,295		35,504
Machinery, equipment, furniture and fixtures		102,843		86,297
Total		158,437		137,212
Less: accumulated depreciation and amortization		(75,901)		(60,607)
Total	$	82,536	$	76,605

There were no sales of property, plant and equipment for the years ended December 31, 2025 and 2023. For the year ended December 31, 2024 there were sales of property, plant and equipment totaling $0.3 million, which is included in capital expenditures in the consolidated statements of cash flows.

7. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following (in thousands):

	December 31,			
	2025		**2024**	
Compensation and related benefits	$	18,446	$	14,162
Customer advances		4,227		4,159
Professional fees		3,905		1,284
Other		9,841		7,296
Total accrued expenses and other current liabilities	$	36,419	$	26,901

A reclassification has been made in the prior year's presentation to conform with the current year. This reclassification resulted in no changes to the Company's financial condition.

8. Long-Term Debt

The Company's debt consisted of the following (in thousands):

	December 31,			
	2025		**2024**	
Term loans	$	726,366	$	281,366
Other		1,500		—
Total debt		727,866		281,366
Less: unamortized debt issuance costs		(12,166)		(4,073)
Total debt, net		715,700		277,293
Less: current portion		(4,362)		—
Long-term debt, net	$	711,338	$	277,293

The Company's long-term debt at December 31, 2025 consisted principally of borrowings under its credit agreement, dated as of October 2, 2017, as amended from time to time (Credit Agreement) and West Virginia Economic Development Authority notes. The Credit Agreement is secured by substantially all of the assets of the Company.

Credit Agreement

On April 28, 2023, the Company borrowed $20.0 million of available delayed draw term loans under the Credit Agreement (Delayed Draw Term Loans) to finance the acquisition of DAC.

On June 30, 2023, the Company amended the Credit Agreement to extend the maturity date by eighteen months, extending it from October 2, 2024 to April 2, 2026. In addition, the London Interbank Offered Rate (LIBOR) Rate was replaced with Adjusted Term Secured Overnight Financing Rate (SOFR) as an election in which borrowings under the Credit Agreement accrue interest at the SOFR rate plus a margin of 7.25%.

On August 30, 2023, the Company borrowed $33.0 million of available Delayed Draw Term Loans to finance the acquisition of CAV.

On March 26, 2024, the Credit Agreement was amended to extend the termination date of the Delayed Draw Term Loan Commitment by approximately nine months, extending it from April 1, 2024 to December 31, 2024.

On April 10, 2024, the Company amended the Credit Agreement to permit certain non-pro rata open market purchases of term loans pursuant to open market purchases. In addition, the Company also entered into that certain Master Open Market Purchase Agreement, by and between affiliates of lender and the Company (the "Master Open Market Purchase Agreement") to repurchase term loans on a non-pro rata basis subject to certain conditions as set forth therein.

On May 3, 2024, the Company used a portion of the net proceeds from its IPO to voluntarily repay $284.6 million aggregate principal amount of term loans under the Credit Agreement plus accrued interest of $0.3 million. The Company wrote off $0.8 million in unamortized debt issuance costs and expensed $0.8 million in refinancing costs associated with the amendment of the Credit Agreement. These charges are included in refinancing costs in the consolidated statements of operations during the year ended December 31, 2024.

On May 10, 2024, the Credit Agreement was amended to extend the maturity date to May 10, 2030 from April 2, 2026 and reduce the applicable margin by between 2.0 and 2.5 percentage points based on the Company's leverage ratio. At the Company's election, interest on loans will accrue at the SOFR rate plus the applicable margin of 4.75% or at the base rate plus the applicable margin of 3.75% as long as the Company maintains a leverage ratio of less than 5.5 to 1. The Company also increased the existing availability under its Delayed Draw Term Loans commitment to $100 million, which terminates if not drawn upon by May 10, 2026. In addition, the existing revolving line of credit under the Credit Agreement was replaced with a new revolving credit commitment of $50 million. The unused portion of the revolving line of credit carries a commitment fee of 0.375%. Loans outstanding under the revolving line of credit, if any, mature on May 10, 2029.

On August 26, 2024, the Credit Agreement was amended to make available to the Company an incremental term loan in an aggregate principal amount equal to $360 million for purposes of (i) paying a portion of the consideration payable by it pursuant to the terms of that certain purchase agreement (Purchase Agreement) pursuant to which the Company agreed to purchase from AAI Parent all the issued and outstanding equity interests of AAI, (ii) paying fees and expenses incurred in connection with the foregoing, and (iii) otherwise to fund working capital and general corporate purposes.

On December 17, 2024, the Company used the net proceeds from its Follow-on Offering and cash from operations to repay $330.0 million aggregate principal amount of term loans under its Credit Agreement plus accrued interest of $1.5 million. The Company wrote-off $4.8 million in unamortized debt issuance costs which is included in refinancing costs in the consolidated statements of operations during the year ended December 31, 2024.

On August 1, 2025, the Credit Agreement was amended to reduce the applicable margin by 0.5%. At the Company's election, interest on loans will accrue at the SOFR rate plus the applicable margin of 4.25% or at the base rate plus the applicable margin of 3.25% as long as the Company maintains a leverage ratio of less than 5.5 to 1.

On November 25, 2025, the Credit Agreement was amended to increase the Delayed Draw Term Loans commitment by an aggregate principal amount of $175 million for a total Delayed Draw Term Loans commitment in an aggregate principal amount equal to $275 million. In addition, the availability period of the Delayed Draw Term Loans commitment was extended to September 30, 2026.

On December 23, 2025, the Credit Agreement was amended to make available to the Company an incremental term loan in an aggregate principal amount equal to $445 million for purposes of (i) paying a portion of the consideration for the LMB acquisition, (ii) financing the payment of LMB debt, (iii) paying fees and expenses incurred in connection with the foregoing, and (iv) otherwise to fund working capital and general corporate purposes.

The Credit Agreement requires the maintenance of a quarterly leverage ratio. There are also certain non-financial covenants in place limiting the Company, from among other things, incurring other indebtedness, creating any liens on its properties, entering into merger or consolidation transactions, disposing of all or substantially all of its assets and payment of certain dividends and distributions. The Company was in compliance with all financial and nonfinancial covenants of the Credit Agreement as of December 31, 2025.

The Credit Agreement requires mandatory prepayments of the principal amount if there is excess cash flow, as defined, during a calendar year.

The Credit Agreement permits voluntary principal prepayments, in whole or in part, with no premium for any prepayments made. Any voluntary loan prepayments are applied to reduce future scheduled installments of principal in the order specified by the Company, or if the Company does not specify, the prepayment is applied to reduce the scheduled installments of principal in direct order of maturity. During the year ended December 31, 2024, the Company made voluntary prepayments of $614.6 million. There were no voluntary prepayments made under the Credit Agreement during the year ended December 31, 2025.

The Company paid approximately $8.9 million and $8.1 million of debt issuance costs for the years ended December 31, 2025 and 2024, respectively. The unamortized balance of deferred debt issuance costs was approximately $12.8 million as of December 31, 2025, of which approximately $12.2 million has been recorded as a reduction to the outstanding long-term debt and approximately $0.6 million, which is related to the revolving credit facility, has been recorded in other current assets on the Company's consolidated balance sheet. The unamortized balance of deferred debt issuance costs was approximately $4.8 million as of December 31, 2024, of which approximately $4.1 million has been recorded as a reduction to the outstanding long-term debt and approximately $0.7 million, which is related to the revolving credit facility, has been recorded in other current assets on the Company's consolidated balance sheet.

At December 31, 2025, there was $726.4 million outstanding under the Credit Agreement, and there remained available $275.0 million in Delayed Draw Term Loans Commitment and a $50.0 million revolving line of credit. As of December 31, 2025 and 2024, the weighted average interest rate for all outstanding loans under the Credit Agreement was 8.0% and 9.1%, respectively. The annual effective interest rate under the Credit Facility for the years ended December 31, 2025 and 2024 was 9.0% and 11.1%, respectively.

As of December 31, 2025, the minimum scheduled debt payments on Credit Agreement indebtedness were as follows:

2026	$	4,450
2027		4,450
2028		4,450
2029		4,450
2030		708,566
	$	726,366

Other

On July 8, 2025, the Company, through its wholly-owned subsidiary, SMR Acquisition LLC, entered into an agreement with the West Virginia Economic Development Authority (WVEDA) for a $1.5 million performance-based forgivable note. This note was made under an aggregate commitment agreement of $5.5 million. The loan will be forgiven in whole or in part if the Company meets the performance requirements, which include capital investments and minimum employment levels during the three years ended July 8, 2028. Under the terms of the agreement, during the three years ended July 8, 2028, principal payments and interest are deferred. Achievement of the performance requirements will result in any principal and interest amounts being fully forgiven. If the performance requirements are not achieved, on July 8, 2028 the note will convert to a term loan which is payable ratably over a term of twenty-four months and bears interest at the July 8, 2028 prime rate plus 2%. If the performance objectives are partially achieved, a portion of the note which is equivalent to the achieved percentage will be forgiven, and the remainder will be converted to a term loan payable under the terms described above.

9. Fair Value of Financial Instruments

The Company's financial instruments consist primarily of cash and cash equivalents, accounts receivable, accounts payable, finance leases and debt. The carrying amounts of all financial instruments reported on the consolidated balance sheets at December 31, 2025 and 2024 are considered to approximate fair value either due to the relatively short period of time between the origination of these financial instruments and their expected realization, or because the interest rates associated with the debt obligations approximate current market rates.

10. Equity

Membership Units

Prior to April 16, 2024, the Company operated as a Delaware limited liability company under the name Loar Holdings, LLC. The total number of common units of Loar Holdings, LLC issued and outstanding was 204 units.

On April 16, 2024, the Company converted to a Delaware corporation and changed its name to Loar Holdings Inc. In the conversion, holders of Loar Holdings, LLC common units received 377,450.980392157 shares of common stock of Loar Holdings Inc. for each unit of Loar Holdings, LLC. The purpose of the corporate conversion was to reorganize the structure so that the entity that offered its common stock to the public in an initial public offering (IPO) was a corporation rather than a limited liability company, so that existing investors and new investors in the offering would own the Company's common stock rather than equity interests in a limited liability company.

Restricted Equity Unit Awards

Under the Loar Acquisition 13, LLC Amended and Restated Limited Liability Agreement, the Company may grant restricted equity units to eligible management of Loar Group. The restricted units authorized for issuance are comprised of 11,000 Incentive Units, 5,000 Promote Units and 1,000 Special Promote Units.

During the years ended December 31, 2024 and 2023, there were no restricted equity units issued.

At April 16, 2024 there were 10,500 Incentive Units, 5,000 Promote Units and 1,000 Special Promote Units outstanding, of which 552.5 Incentive Units were not yet vested. The consummation of the IPO was an event that triggered the vesting of any outstanding nonvested equity units. Upon consummation of the IPO, the unrecognized compensation expense of $1.1 million related to these Incentive Units was recorded and all outstanding restricted equity unit awards were converted into shares of common stock.

Compensation expense is recognized on the estimated fair value of restricted units over the vesting period. Compensation expense incurred in connection with all awards was approximately $1.2 million and $0.4 million for the years ended December 31, 2024 and 2023, respectively.

Restricted equity unit award activity was as follows:

	Incentive Units	Promote Units	Special Promote Units
Outstanding as of January 1, 2023	10,500	5,000	1,000
Granted	—	—	—
Exercised	—	—	—
Forfeited	—	—	—
Expired	—	—	—
Balance as of December 31, 2023	10,500	5,000	1,000
Granted	—	—	—
Redeemed in exchange for shares	(10,500)	(5,000)	(1,000)
Forfeited	—	—	—
Expired	—	—	—
Balance as of December 31, 2024	—	—	—

2024 Equity Incentive Plan

On April 16, 2024, in connection with the IPO, the Board of Directors adopted, and the Company shareholders approved the 2024 Equity Incentive Plan, pursuant to which employees, consultants and directors of the Company and employees, consultants and directors of affiliates performing services for the Company, including the executive officers, would be eligible to receive awards. On June 3, 2025, the Company amended and restated the 2024 Equity Incentive Plan (2024 Plan) primarily to remove the limitation as it related to the group of employees eligible to receive grants during the five-year period commencing on our initial public offering. Nine million shares of the Company's authorized shares of common stock have been reserved for future issuance under the 2024 Plan.

On April 24, 2024, the Company granted 53,571 fully vested shares to non-employee directors of the Company who purchased shares of common stock under the directed share program of the IPO. The shares granted represented a matching grant equal to 25% of the aggregate fair value of the purchased shares, up to a maximum aggregate matching grant equal to $500,000 per director (Matching Grant Shares). The Matching Grant Shares are restricted from sale prior to the third anniversary of the non-employee director's stock purchase date. The stock awards were fully vested on their grant date and all compensation expense was recognized on the grant date. Since there are post-vesting restrictions, a Finnerty model was utilized to calculate a valuation discount from the market value of common shares reflecting the restriction embedded in the shares preventing the sale of the underlying shares for a three-year period of time. The calculation under the Finnerty model yielded a valuation discount of 10%. The Company recognized $1.4 million of stock compensation expense related to the Matching Grant Shares during the year ended December 31, 2024.

In connection with the IPO, on April 24, 2024, the Company granted 4.6 million options to purchase shares of common stock to certain employees. During the remainder of the year ended December 31, 2024, there were additional grants of 0.6 million options to purchase common stock to certain employees. During the year ended December 31, 2025, there were grants of 0.5 million options to purchase common stock to certain employees. The weighted-average grant date fair value of options granted during the years ended December 31, 2025 and 2024 was $32.33 and $13.10, respectively.

Each grant of options to purchase common stock was granted in five separate, equal size tranches: Tranche A, Tranche B, Tranche C, Tranche D and Tranche E. Tranche A vests on the first anniversary of the date of grant with an exercise price equal to the closing price of our common stock on the trading day immediately preceding the date of grant (the "Grant Price"). Tranche B vests on the second anniversary of the date of grant with an exercise price set at the product of 1.10 and the Grant Price. Tranche C vests on the third anniversary of the date of grant with an exercise price set at the product of 1.21 and the Grant Price. Tranche D vests on the fourth anniversary of the date of grant with an exercise price set at the product of 1.33 and the Grant Price. Tranche E vests on the fifth anniversary of the date of grant with an exercise price set at the product of 1.46 and the Grant Price. The options expire on the earlier of (i) ten years from the grant date or (ii) 90 days after termination of employment other than upon death, disability or cause.

The fair value of the stock options was estimated at the dates of grant using a binomial lattice option-pricing model with the following weighted average assumptions:

	Years Ended December 31,	
	2025	2024
Risk-free interest rate	4.23%	4.58%
Expected dividend yield of stock	—	—
Expected volatility of stock	30.58%	29.30%

The risk-free interest rate was based upon the U.S. Treasury bond rates with a term similar to the maturity date of the award. The Company will account for forfeitures as they occur, and forfeiture estimates were not included in the valuation. The Company does not anticipate declaring and paying regular cash dividends in future periods; thus, no dividend yield assumption was used. As there was no or insufficient trading history as of the grant dates, the Company estimated the volatility of its stock based on selected guideline companies over a ten-year lookback period.

The following table summarizes the activity, pricing and other information for the Company's stock option activity during the years ended December 31, 2025 and 2024 (in thousands, except per share data):

		Shares Under Option	
	Shares Available for Grant	Number of Options	Weighted-Average Exercise Price Per Option
Outstanding as of January 1, 2024	—	—	$ —
Granted	3,716	5,230	40.32
Exercised	—	—	—
Forfeited	37	(37)	34.19
Outstanding as of December 31, 2024	3,753	5,193	40.36
Granted	(471)	471	100.74
Exercised	—	(66)	28.00
Forfeited	403	(403)	34.19
Outstanding as of December 31, 2025	3,685	5,195	46.47

Information concerning stock options outstanding (all of which are vested or expected to vest) and exercisable stock options as of December 31, 2025 is as follows (in thousands, except per share and contractual life data):

	Number of Options	Weighted-Average Exercise Price Per Option	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding	5,195	$ 46.47	8.5 years	$ 139,148
Exercisable	892	33.89	8.4 years	30,944

The Company received proceeds totaling $1.9 million related to the exercise of stock options during the year ended December 31, 2025 and realized a tax benefit of $0.7 million from these exercises. The intrinsic value of stock option exercises was $3.8 million.

The Company recognized stock compensation expense of $14.5 million and $8.5 million related to the 2024 Plan stock options during the years ended December 31, 2025 and 2024. As of December 31, 2025, there was approximately $55.9 million of total unrecognized compensation expense related to non-vested awards expected to vest, which is expected to be recognized over a weighted-average period of 3.5 years.

Inducement Awards

On December 15, 2024, the Company granted options to purchase an aggregate of 68,000 shares of common stock to three new employees (Inducement Awards). These options to purchase common stock were granted without stockholder approval as material inducements to the employees entering into employment with Loar pursuant to NYSE Listed Company Manual Section 303A.08 and were approved by the Compensation Committee of the Board of Directors of the Company. The weighted-average grant date fair value of the Inducement Award options granted was $31.25.

Each grant of options to purchase common stock was granted in five separate, equal size tranches: Tranche A, Tranche B, Tranche C, Tranche D and Tranche E. Tranche A vests on the first anniversary of the date of grant with an exercise price equal to the closing price of our common stock on the trading day immediately preceding the date of grant (the "Grant Price"). Tranche B vests on the second anniversary of the date of grant with an exercise price set at the product of 1.10 and the Grant Price. Tranche C vests on the third anniversary of the date of grant with an exercise price set at the product of 1.21 and the Grant Price. Tranche D vests on the fourth anniversary of the date of grant with an exercise price set at the product of 1.33 and the Grant Price. Tranche E vests on the fifth anniversary of the date of grant with an exercise price set at the product of 1.46 and the Grant Price. The options expire on the earlier of (i) ten years from the grant date or (ii) 90 days after termination of employment other than upon death, disability or cause.

The fair value of the stock options was estimated at the date of grant using a binomial lattice option-pricing model with the following weighted average assumptions:

Risk-free interest rate	4.58%
Expected dividend yield of stock	—
Expected volatility of stock	29.30%

The risk-free interest rate was based upon the U.S. Treasury bond rates with a term similar to the maturity date of the award. The Company will account for forfeitures as they occur, and forfeiture estimates were not included in the valuation. The Company does not anticipate declaring and paying regular cash dividends in future periods; thus, no dividend yield assumption was used. As there was no or insufficient trading history as of the grant dates, the Company estimated the volatility of its stock based on selected guideline companies over a ten-year lookback period.

The following table summarizes the activity, pricing and other information for the Company's inducement option activity during the years ended December 31, 2025 and 2024 (in thousands, except per share data):

	Number of Options	Weighted-Average Exercise Price Per Option
Outstanding as of January 1, 2024	—	$ —
Granted	68	96.85
Exercised	—	—
Forfeited	—	—
Outstanding as of December 31, 2024	68	96.85
Granted	—	—
Exercised	—	—
Forfeited	(5)	96.85
Outstanding as of December 31, 2025	63	96.85

Information concerning inducement stock options outstanding (all of which are vested or expected to vest) and exercisable stock options as of December 31, 2025 is as follows (in thousands, except per share and contractual life data):

	Number of Options	Weighted-Average Exercise Price Per Option	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding as of December 31, 2025	63	$ 96.85	9.0 years	$ -
Exercisable as of December 31, 2025	13	79.32	9.0 years	-

The Company recognized stock compensation expense of $0.4 million and $0.02 million related to inducement options during the years ended December 31, 2025 and 2024, respectively. As of December 31, 2025, there was approximately $1.5 million of total unrecognized compensation expense related to non-vested awards expected to vest, which is expected to be recognized over a period of 4.0 years.

11. Net Income (Loss) per Common Share and Common Unit

Net income (loss) per common share and common unit was computed as follows (in thousands, except per common share and per common unit amounts):

	Years Ended December 31,		
	2025	2024	2023
Net income (loss)	$ 72,146	$ 22,231	$ (4,615)
Denominator for basic and diluted earnings per common share:			
Weighted-average common shares outstanding - basic	93,597	89,366	n/a
Effect of dilutive common shares	2,296	2,318	n/a
Weighted average common shares outstanding—diluted	95,893	91,684	n/a
Net income per common shares—basic	$ 0.77	$ 0.25	n/a
Net income per common shares—diluted	$ 0.75	$ 0.24	n/a
Denominator for basic and diluted earnings per common unit:			
Weighted average common units outstanding—basic	n/a	n/a	204
Effect of dilutive common units	n/a	n/a	—
Weighted average common units outstanding—diluted	n/a	n/a	204
Net (loss) per common unit—basic and diluted	n/a	n/a	$ (22,620.18)

For the years ended December 31, 2025 and 2024, respectively, 1,027,000 and 652,000 potentially dilutive outstanding stock options were excluded from the calculation of diluted income per common share because the exercise prices are greater than the average share price the Company's common stock, and their inclusion would be anti-dilutive. In the year ended December 31, 2023, there were no potentially dilutive units so that basic and diluted net loss per common unit are the same.

12. Employee Savings Plan

The Company has a 401(k) defined contribution plan covering substantially all U.S. employees. The Company has a discretionary policy of matching employee contributions. Company contributions were approximately $2.2 million in the year ended December 31, 2025 and $1.7 million in each of the years ended December 31, 2024 and 2023.

13. Leases

The Company's leases consist of certain manufacturing facilities, offices and equipment. Such leases, some of which are noncancellable and, in many cases, include renewals, expire at various dates. Such options to renew are included in the lease term when it is reasonably certain that the option will be exercised. The Company's lease agreements typically do not contain any significant residual value guaranties or restrictive covenants.

For any new or modified lease, the Company, at the inception of the contract, determines whether a contract is or contains a lease. The Company records right-of-use (ROU) assets and lease liabilities for its finance and operating leases, which are initially recognized based on the discounted future lease payments over the term of the lease. Lease assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. The discount rate implicit within the lease is generally not determinable and therefore the Company determines the discount rate based on the incremental borrowing rate. The incremental borrowing rate for the Company's leases is determined based on the rate of interest that the Company would pay to borrow on a collateralized basis, over a similar term, an amount equal to the lease payments.

Right-of-use assets and lease liabilities are included within the Consolidated Balance Sheets.

The components of lease expense were as follows (in thousands):

| | Years Ended December 31, | | |
	2025	2024	2023
Operating lease cost	$ 1,509	$ 1,264	$ 1,711
Finance lease cost:			
Amortization of leased assets	277	279	277
Interest on lease liabilities	320	341	358
Total lease cost	$ 2,106	$ 1,884	$ 2,346

Supplemental cash flow information related to leases is as follows (in thousands):

| | Years Ended December 31, | | |
	2025	2024	2023
Assets obtained in exchange for lease obligations:			
Operating leases	$ 1,265	$ 53	$ 1,582
Financing leases	—	—	—

Supplemental balance sheet information related to leases is as follows (in thousands):

| | Years Ended December 31, | |
	2025	2024
Finance lease assets, gross	$ 4,181	$ 4,181
Less: accumulated amortization	(2,287)	(2,010)
Finance lease assets, net	$ 1,894	$ 2,171

As of December 31, 2025, the remaining lease term and weighted average discount rates are:

Weighted average remaining lease term (years):	
Finance leases	6.8
Operating leases	10.2
Weighted average discount rate:	
Finance leases	9.74%
Operating leases	9.58%

The future minimum lease payments under finance and operating leases as of December 31, 2025 are as follows (in thousands):

	Finance Leases	Operating Leases
2026	$ 575	$ 1,416
2027	599	1,292
2028	622	1,124
2029	647	1,002
2030	673	684
Thereafter	1,301	4,736
Total minimum lease payments	4,417	10,254
Less: amount representing interest	(1,247)	(3,831)
Present value of minimum lease payments	3,170	6,423
Less: current portion of lease liabilities	(279)	(818)
Long-term portion of lease liabilities	$ 2,891	$ 5,605

14. Commitments and Contingencies

There are various lawsuits and claims pending against the Company incidental to its business. Although the final results in such suits and proceedings cannot be predicted with certainty, in the opinion of management, the ultimate liability, if any, will not have a material impact on the consolidated financial statements.

15. Goodwill and Intangible Assets

The change in goodwill was as follows (in thousands):

Balance as of January 1, 2023	$	441,992
Acquisition of DAC		17,529
Acquisition of CAV		12,124
Foreign exchange translation adjustment		(757)
Balance as of December 31, 2023		470,888
Adjustment of the final purchase price allocation related to DAC		(289)
Adjustment of the final purchase price allocation related to CAV		685
Acquisition of AAI		219,753
Foreign exchange translation adjustment		2,500
Balance as of December 31, 2024		693,537
Adjustment of the final purchase price allocation related to AAI		(452)
Acquisition of Beadlight		17,797
Acquisition of LMB		304,171
Foreign exchange translation adjustment		(6,676)
Balance as of December 31, 2025	$	1,008,377

The Company performs an annual impairment test of goodwill on the first day of the fourth quarter of each year. Based on the results of its impairment test, Loar determined that no impairment of goodwill existed at December 31, 2025, 2024, or 2023.

Intangible assets subject to amortization consisted of the following (dollars in thousands):

	As of December 31, 2025				As of December 31, 2024			
	Gross Carrying Amount	Accumulated Amortization	Net	Estimated Weighted-Average Remaining Useful Life	Gross Carrying Amount	Accumulated Amortization	Net	Estimated Weighted-Average Remaining Useful Life
Customer relationships	$ 613,780	$ (156,806)	$ 456,974	13 years	$ 461,224	$ (126,369)	$ 334,855	13 years
Tradename	85,919	(18,761)	67,158	13 years	61,680	(14,533)	47,147	13 years
Technology	99,419	(17,225)	82,194	13 years	65,337	(12,758)	52,579	13 years
Favorable lease	116	(36)	80	8 years	104	(23)	81	9 years
Total intangible assets	$ 799,234	$ (192,828)	$ 606,406		$ 588,345	$ (153,683)	$ 434,662	

As disclosed in Note 2, Acquisitions, of the Consolidated Financial Statements, the purchase price of acquired entities is allocated based on the estimated fair value of the tangible and intangible assets acquired, and is subject to adjustment upon finalizing the measure of the fair values, which includes obtaining third-party appraisals of certain assets acquired and liabilities assumed for the LMB acquisition. Material adjustments may occur. The fair value of the tangible and intangible assets acquired will be finalized within the measurement period (not to exceed one year). Intangible assets acquired during the year ended December 31, 2025 are summarized as follows (dollars in thousands):

	Gross Amount	Amortization Period
Intangible assets not subject to amortization		
Goodwill	$ 321,968	
	321,968	
Intangible assets subject to amortization		
Customer relationships	149,491	17 years
Tradename	23,561	14 years
Technology	33,339	15 years
	206,391	
Total	$ 528,359	

The aggregate amortization expense was $38.5 million for the year ended December 31, 2025, of which $4.3 million was charged to cost of sales and $34.2 million was charged to selling, general and administrative expenses. The aggregate amortization expense was $31.5 million for the year ended December 31, 2024, of which $3.2 million was charged to cost of sales and $28.3 million was charged to selling, general and administrative expenses. The aggregate amortization expense was $28.1 million for the year ended December 31, 2023, of which $3.2 million was charged to cost of sales and $24.9 million was charged to selling, general and administrative expenses.

The estimated amortization expense of intangible assets, assuming no increase or decrease in the gross carrying amounts, in each of the five succeeding years is as follows (in thousands):

2026	$	50,667
2027		50,636
2028		50,568
2029		50,568
2030		47,969

16. Income Taxes

During the year ending December 31, 2025, the Company adopted ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*, which requires a public business entity, on a prospective basis, to disclose specific categories in its annual effective tax rate reconciliation and provide disaggregated information about significant reconciling items by jurisdiction and by nature. The ASU also requires entities to disclose their income tax payments (net of refunds) to international, federal, and state and local jurisdictions.

The components of income before income taxes were as follows (in thousands):

	Years Ended December 31,					
		2025		2024		2023
United States	$	67,325	$	13,166	$	918
Foreign		13,253		15,895		1,519
Income before income taxes	$	80,578	$	29,061	$	2,437

The income tax (provision) benefit consisted of (in thousands):

	Years Ended December 31,					
		2025		2024		2023
Current:						
Federal	$	(642)	$	(5,376)	$	(8,080)
State		(557)		(370)		(297)
Foreign		(3,552)		(2,636)		(2,432)
		(4,751)		(8,382)		(10,809)
Deferred:						
Federal		(4,216)		1,049		1,893
State		(780)		161		117
Foreign		1,315		342		1,747
		(3,681)		1,552		3,757
Income tax provision	$	(8,432)	$	(6,830)	$	(7,052)

A reconciliation of the provision for income taxes to the amount computed by applying the 21% statutory U.S. federal income tax rate to income before income taxes after the adoption of ASU 2023-09 is as follows (dollars in thousands):

	Year Ended December 31, 2025	
	Amount	Effective Tax Rate
Provision at U.S. federal statutory tax rate	$ (16,920)	21.0%
State and local taxes, net of federal (national) income tax effect[1]	(1,220)	1.5%
Foreign tax effects		
Germany		
Effect of Rates Different than Statutory	1,340	(1.7)%
Trade Tax	(1,222)	1.5%
Other	261	(0.3)%
Other foreign jurisdictions	166	(0.2)%
Effect of changes in tax laws or rates enacted in the current period	11,087	(13.8)%
Effect of cross-border tax laws		
Global intangible low-taxed income	(1,021)	1.3%
Foreign-derived intangible income	487	(0.6)%
Tax credits		
Research & development credits	931	(1.1)%
Nontaxable or nondeductible items		
Disallowed officer compensation	(1,678)	2.1%
Transaction costs	(1,207)	1.5%
Other	369	(0.5)%
Changes in unrecognized tax benefits	259	(0.3)%
Other adjustments	(64)	0.1%
Income tax provision	$ (8,432)	10.5%

(1) The states and local jurisdictions that contribute to the majority (greater than 50%) of the tax effect in this category include California, Connecticut, and Indiana.

A reconciliation of the provision for income taxes to the amount computed by applying the 21% statutory U.S. federal income tax rate to income before income taxes for years prior to the adoption of ASU 2023-09 is as follows (in thousands):

	Years Ended December 31,	
	2024	2023
Provision at statutory rate	$ (6,103)	$ (512)
State and local taxes, net of federal tax benefit	(136)	(78)
Permanent differences and other	456	(387)
Global intangible low-taxed income	(489)	—
Foreign-derived intangible income	141	1,575
Foreign currency gain	—	556
Transaction costs	2,484	(237)
Disallowed officer compensation	(1,726)	—
Rate adjustment	(129)	(343)
Research & development credits	917	1,031
Foreign rate differential	(839)	(262)
Valuation allowance	(1,406)	(8,395)
Income tax provision	$ (6,830)	$ (7,052)

The components of the net deferred income tax liability were as follows (in thousands):

	December 31,	
	2025	2024
Deferred income tax assets:		
Accounts receivable	$ 724	$ 446
Inventories	6,049	6,094
Accrued expenses	3,184	2,355
Disallowed interest	22,190	24,150
Lease liabilities	1,752	1,575
Capitalized research and development	5,180	6,664
Credits	1,615	475
Net operating loss	9,951	2,826
Stock based compensation	2,999	1,214
Other	936	—
Total deferred income tax assets	54,580	45,799
Valuation allowance	(482)	(11,495)
Total net deferred income tax assets	54,098	34,304
Deferred income tax liabilities:		
Intangible and other long-term assets	(91,238)	(41,444)
Indefinite-lived intangible assets	(21,831)	(15,908)
Property, plant and equipment	(7,091)	(7,821)
Operating lease assets	(1,711)	(1,535)
Prepaid expenses	(598)	(483)
Unrealized gain	(6)	(5)
Total deferred income tax liabilities	(122,475)	(67,196)
Net deferred income tax liability	$ (68,377)	$ (32,892)

As of December 31, 2025, the Company had U.S. federal net operating loss carryforwards of approximately $35.9 million which can be carried forward indefinitely. The Company has state net operating loss carryforwards of approximately $17.4 million, $1.5 million which can be carried forward indefinitely and $15.9 million that begin to expire in 2030. The Company also had federal research and development credits of $0.9 million which will begin to expire in 2045 and state research and development tax credits totaling approximately $0.7 million, of which $0.5 million have an indefinite carryforward period and $0.2 million begin to expire in 2042. Additionally, as of December 31, 2025, the Company had foreign net operating loss carryforwards of $6.1 million and foreign research and development credits of $0.1 million, both of which may be carried forward indefinitely.

On July 4, 2025, the One Big Beautiful Bill Act ("OBBBA") was signed into law. The OBBBA makes permanent key elements of the Tax Cuts and Jobs Act, including 100% bonus depreciation, domestic research cost expensing, and the business interest expense limitation. ASC 740, *Income Taxes*, requires the effects of changes in tax rates and laws on deferred tax balances to be recognized in the period in which the legislation is enacted. The changes to the business interest expense limitation allow the Company to utilize its interest expense carryover, resulting in a release of the valuation allowance currently recorded. Consequently, during the year ended December 31, 2025, the Company recognized a tax benefit of $11.1 million from the release of its valuation allowance.

The realization of deferred income tax assets may be dependent on the Company's ability to generate sufficient income in future years in the associated jurisdiction to which the deferred income tax assets relate. As of December 31, 2025, the Company determined that it was more likely than not to realize its deferred tax assets related to its disallowed interest carryforward and foreign research and development credits, and therefore has released the valuation allowance against its federal and foreign deferred tax assets, respectively. The Company maintains a valuation allowance on certain state disallowed interest carryforward deferred tax assets that are not more likely than not to be realized.

The Company files income tax returns in the United States, various state jurisdictions, Germany, the UK and France, with varying statutes of limitations. The Company is subject to income tax examinations by the tax authorities in the US, Germany, UK, and France for years generally beginning in 2021. The Company is currently under examination for its federal income taxes in Germany for tax years 2021 through 2023 and France for fiscal years June 2023 through June 2025.

The Company recognizes the benefits of tax return positions if it is determined that the positions are "more-likely-than-not" to be sustained by the taxing authority. Interest and penalties accrued on unrecognized tax benefits will be recorded as tax expense in the period incurred.

The changes in unrecognized tax benefits were as follows (in thousands):

	Years Ended December 31,		
	2025	**2024**	**2023**
Unrecognized tax benefit, beginning balance	$ 774	$ 551	$ 517
Additions based on tax positions related to the current year	423	223	34
Additions based on tax positions from prior years	38	—	—
Reductions for tax positions of prior years	—	—	—
Reductions due to lapse of the applicable statute of limitations	—	—	—
Unrecognized tax benefit, ending balance	$ 1,235	$ 774	$ 551

There are tax benefits of $0.5 million included in the balances of unrecognized tax benefits at December 31, 2025, 2024, and 2023, that, if recognized, would affect the effective tax rates.

The Company's policy is to record tax-related interest and penalties within the tax provision. As of December 31, 2025, there was $0.1 million of interest and penalties recorded related to unrecognized tax benefits.

The Company has not recognized a deferred tax liability for the undistributed earnings of the Company's foreign operations as the Company considers these earnings to be permanently reinvested.

In December 2021, the Organization for Economic Co-operation and Development (OECD) introduced Base Erosion and Profit Shifting (BEPS) Pillar 2 rules, which impose a 15% global minimum tax rate for tax years beginning in 2024. The Company currently does not meet the annual revenue threshold and, as a result, is not subject to the Pillar 2 rules. The Company will continue to monitor whether Pillar 2 may have an impact on the consolidated financial statements.

Cash income taxes paid during the year ended December 31, 2025 was comprised of (in thousands):

Federal	$ 5,233
State	1,026
Foreign	
Germany	2,955
Other	180
Total	$ 9,394

Income taxes paid during the years ended December 31, 2024 and 2023 were $12.6 million and $5.0 million, respectively.

17. Related-Party Transactions

Blackstone Alternative Credit Advisors LP and affiliates (Blackstone Credit), a lender under the Credit Agreement, owned approximately 13% of Loar Holdings Inc. at December 31, 2024. During the year ended December 31, 2025, Blackstone Credit reduced their ownership to less than 5% of the Company, and at December 31, 2025 are no longer a related party. During the year ended December 31, 2024, this lender, as a related party, provided additional term loans totaling $360.0 million. During the years ended December 31, 2025 and 2024 the Company, through the Credit Agreement administrative agent, paid interest and principal payments totaling approximately $25.1 million and $669.7 million, respectively, to this lender.

Until January 2024, certain members of management were lenders under the Credit Agreement. During January 2024, the Credit Agreement indebtedness held by the management lenders was purchased by Blackstone Credit. As a result of this transaction, Blackstone Credit became the sole lender under the Credit Agreement. There was no outstanding debt balance due to these lenders at December 31, 2025. During the year ended December 31, 2023, the Company, through the Credit Agreement administrative agent, paid to these lenders interest and principal payments totaling approximately $1.6 million. There were no payments to these lenders during the years ended December 31, 2025 and 2024.

18. Segment Reporting

The Company reports the results of its continuing operations in one reportable segment. The Company's Chief Operating Decision Maker (CODM) is the Company's Chief Executive Officer (CEO). The CEO, in the role as CODM, evaluates segment performance based on sales and Adjusted EBITDA. EBITDA means earnings before interest, taxes, depreciation and amortization. Adjusted EBITDA means EBITDA, adjusted for other items within a relevant period which are not reflective of the segment's operating performance in the period. Adjusted EBITDA is not a measurement of financial performance under U.S. GAAP, but it is the measure the Company uses to evaluate operating performance, review and assess the performance of the management team in connection with employee incentive programs, and to prepare its annual budget and financial projections. In addition, the Company uses Adjusted EBITDA of target companies to evaluate acquisitions.

The CODM assesses performance and reviews assets and makes significant capital expenditure decisions for the Company on a segment level basis and decides how to allocate resources based on Adjusted EBITDA. The CODM uses Adjusted EBITDA when determining whether to reinvest profits into the segment or to use them for acquisitions or other transactions. The measure of segment assets is reported on the balance sheet as total assets.

The following table provides a reconciliation of the Company's segment Adjusted EBITDA to net income (loss) for the years ended December 31, 2025, 2024, and 2023 (unaudited, in thousands):

	Years Ended December 31,		
	2025	2024	2023
Net sales	$ 496,283	$ 402,819	$ 317,477
Significant segment expenses:			
Adjusted cost of sales [(1)]	215,567	186,234	150,721
Adjusted selling, general and administrative expenses [(2)]	78,540	61,471	47,734
Research and development costs [(3)]	13,052	8,778	6,279
Adjusted EBITDA	189,124	146,336	112,743
Recognition of inventory step-up [(4)]	(45)	(1,102)	(603)
Other income (expense) [(5)]	(159)	4,452	762
Transaction expenses [(6)]	(11,281)	(3,390)	(3,394)
Stock-based compensation [(7)]	(14,931)	(11,103)	(372)
Acquisition and facility integration costs [(8)]	(5,465)	(4,491)	(1,621)
Depreciation and amortization	(50,999)	(43,070)	(38,024)
Interest expense, net	(25,665)	(52,112)	(67,054)
Refinancing costs	—	(6,459)	—
Income tax provision	(8,432)	(6,830)	(7,052)
Net income (loss)	$ 72,146	$ 22,231	$ (4,615)

(1) Represents cost of sales adjusted to exclude the recognition of inventory step-up of $0.1 million, $1.1 million and $0.6 million during the years ended December 31, 2025, 2024, and 2023, the amortization of intangible and other long-lived assets of $4.9 million, $3.5 million, and $3.2 million during the years ended December 31, 2025, 2024,and 2023, depreciation of $10.7 million, $10.2 million, and $8.7 million during the years ended December 31, 2025, 2024, and 2023, and acquisition and facility integration costs of $3.7 million and $2.9 million during the years ended December 31, 2025 and 2024.

(2) Represents selling, general and administrative expenses adjusted to exclude the amortization of intangible and other long-lived assets of $34.1 million, $28.3 million, and $24.9 million during the years ended December 31, 2025, 2024, and 2023, depreciation of $1.2 million, $1.0 million and $1.3 million during the years ended December 31, 2025, 2024, and 2023, stock based compensation of $14.9 million, $11.1 million and $0.4 million during the years ended December 31, 2025, 2024, and 2023, acquisition and facility integration costs of $1.7 million, $1.6 million and $1.6 million during the years ended December 31, 2025, 2024, and 2023, and research and development costs of $13.1 million, $8.8 million and $6.3 million during the years ended December 31, 2025, 2024, and 2023.

(3) Represents costs incurred to investigate, examine, design and test new or significantly enhance existing products, services or processes.

(4) Represents accounting adjustments to inventory associated with acquisitions of businesses that were charged to cost of sales when inventory was sold.

(5) Represents a $2.9 million reduction in the estimated contingent purchase price for the CAV acquisition and $1.7 million of proceeds from the settlement of buyer-side representations and warranties insurance covering the acquisition of DAC during the year ended December 31, 2024 and in 2023 represents a grant from the U.S. Department of Transportation under the Aviation Manufacturing Jobs Protection Program.

(6) Represents third party transaction-related costs for acquisitions comprising deal fees, legal, financial and tax due diligence expenses, valuation costs that are required to be expensed as incurred, and post-IPO transaction related costs.

(7) Represents the non-cash compensation expense recognized by the Company for equity awards.

(8) Represents costs incurred to integrate acquired businesses and product lines into our operations, facility relocation costs and other acquisition-related costs.

19. Subsequent Event

On January 21, 2026, the Company acquired Harper Engineering Company (Harper Engineering) for $250 million in cash. Under the purchase agreement, there is a potential future payout to the seller of $55 million related to achieving certain financial targets. Founded in 1968, Harper Engineering is a leading manufacturer of mechanically engineered devices for aircraft interiors and holds a proprietary portfolio of latching and securing mechanisms used across multiple leading commercial aerospace platforms.

The acquisition was financed through the drawdown of $240 million of Delayed Draw Term Loans available under the Company's existing Credit Agreement and cash on hand. The Delayed Draw Term Loans will mature on the same date, will amortize, and will bear the same interest rate as the existing term loans outstanding under the Credit Agreement.

The Company expects to account for the acquisition of Harper Engineering as a business combination and is currently evaluating the purchase price allocation. It is not practicable to disclose the preliminary purchase price allocation or unaudited pro forma combined financial information for this transaction, given the short period of time between the acquisition date and the issuance of these consolidated financial statements.